As filed with the Securities and Exchange Commission on April 16, 2012

Registration No. 333-179141

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

DEL FRISCO’S RESTAURANT GROUP, LLC

(to be converted into Del Frisco’s Restaurant Group, Inc.)

(Exact name of registrant as specified in its charter)

Delaware	5812	20-8453116
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

930 S. Kimball Ave., Suite 100

Southlake, TX 76092

(817) 601-3421

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

Mark S. Mednansky

Chief Executive Officer

Del Frisco’s Restaurant Group, LLC

930 S. Kimball Ave., Suite 100

Southlake, TX 76092

(817) 601-3421

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jeffrey A. Chapman Peter W. Wardle Gibson, Dunn & Crutcher LLP 2100 McKinney Ave., Suite 1100 Dallas, TX 75201 tel: (214) 698-3100 fax: (214) 571-2900	Colin J. Diamond White & Case LLP 1155 Avenue of the Americas New York, NY 10036 tel: (212) 819-8200 fax: (212) 354-8113

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:    ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐

(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, no par value per share	$100,000,000	$11,460(3)

(1)	Estimated solely for the purpose of calculating the registration fee under Rule 457(o) of the Securities Act of 1933, as amended.
(2)	Includes offering price of additional shares that the underwriters have the option to purchase. See “Underwriting.”
(3)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

Del Frisco’s Restaurant Group, LLC, the registrant whose name appears on the cover of this registration statement, is a Delaware limited liability company. Following the effectiveness of this registration statement but before the completion of the offering of the shares of common stock subject to this registration statement, Del Frisco’s Restaurant Group, LLC will be converted into a Delaware corporation and renamed Del Frisco’s Restaurant Group, Inc. Shares of the common stock of Del Frisco’s Restaurant Group, Inc. are being offered by the prospectus.

The information in this preliminary prospectus is not complete and may be changed. We and the selling stockholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject To Completion, Dated April 16, 2012

Del Frisco’s Restaurant Group, Inc.

            Shares

Common Stock

This is the initial public offering of Del Frisco’s Restaurant Group, Inc. We are offering             shares of our common stock and the selling stockholder identified in this prospectus is offering             shares of our common stock. We will not receive any proceeds from the sale of shares by the selling stockholder. We anticipate that the initial public offering price will be between $              and $              per share. We intend to apply to list our common stock on either the New York Stock Exchange or the Nasdaq Global Select Market under the symbol “         .”

Investing in our common stock involves risk. See “Risk Factors” beginning on page 12.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to Del Frisco’s Restaurant Group, Inc.	$	$
Proceeds, before expenses, to the selling stockholder	$	$

                    has granted the underwriters the right to purchase up to      additional shares of common stock to cover over-allotments.

The underwriters expect to deliver the shares of common stock to purchasers on                     , 2012.

Deutsche Bank Securities	Piper Jaffray

The date of this prospectus is                 , 2012.

BOSTON

250 Northern Avenue

Boston, MA 02210

CHARLOTTE

4725 Piedmont Row Drive

Charlotte, NC 28210

DALLAS

5251 Spring Valley Road

Dallas, TX 75254

DENVER

8100 East Orchard Road

Greenwood Village

CO, 80111

FORT WORTH

812 Main Street

Fort Worth, TX 76102

HOUSTON

5061 Westheimer Road

Houston, TX 77056

LAS VEGAS

3925 Paradise Road

Las Vegas, NV 89169

NEW YORK

1221 Avenue

of the Americas

New York, NY 10020

Philadelph ia

1426 Chestnut Street

Philadelphia, PA 19102

CHICAGO

COMING SOON

ANCHORAGE

320 West 5th Avenue

Anchorage, AK 99501

AUSTIN

300 Colorado Street

Austin, TX 78701

BALTIMORE

One East Pratt Street

Baltimore, MD 21202

BATON ROUGE

5252 Corporate Blvd.

Baton Rouge, LA 70808

CHARLOTTE

1928 South Boulevard

Charlotte, NC 28203

CHICAGO

415 North Dearborn Street

Chicago, IL 60654

DALLAS

17795 North Dallas Pkwy.

Dallas, TX 75287

DENVER

1745 Wazee Street

Denver, CO 80202

HOUSTON

4608 Westheimer Road

Houston, TX 77027

INDIANAPOLIS

3316 East 86th Street

Indianapolis, IN 46240

KING PRUSSIA

700 West Dekalb Pike

King Prussia, PA 19406

LEAWOOD

4501 West 119th Street

Leawood, KS 66209

LINCOLNSHIRE

250 Marriott Drive

Lincolnshire, IL 60069

NAPERVILLE

244 South Main Street

Naperville, IL 60540

OMAHA

222 South 15th Street

Omaha, NE 68102

PALM DESERT

73505 El Paseo

Palm Desert, CA 92260

RALEIGH

414 Glenwood Avenue

Raleigh, NC 27603

SEATTLE

621 Union Street

Seattle, WA 98101

TUCSON

1785 East River Road

Tucson, AZ 85718

WILMINGTON

5525 Concord Pike

Wilmington, DE 19803

DALLAS

3232 McKinney Avenue

Dallas, TX 75204

NEW YORK

50 Rockefeller Plaza

New York, NY 10020

PHOENIX

COMING SOON

WASHINGTON D.C.

COMING SOON

ATLANTA

COMING SOON

Market and Industry Data and Forecasts

Industry, market and demographic data appearing throughout this prospectus, including information relating to our relative position in the restaurant industry, the projected growth of sales in the U.S. restaurant industry, projected changes in food expenditures and projected changes in the U.S. population, are derived principally from publicly available information, industry publications, U.S. government data, data made available by market research firms, our own data and similar sources, which we believe to be reasonable. None of the independent industry publications used in this prospectus was prepared on our or our affiliates’ behalf. Information in this prospectus concerning the average check at our restaurants is calculated on a per entrée basis and excludes tax and tip.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that may be important to you. You should carefully read this prospectus in its entirety before making an investment decision. In particular, you should read the section entitled “Risk Factors” and the consolidated and combined financial statements and notes related to those statements included elsewhere in this prospectus.

As used in this prospectus, unless the context otherwise indicates, the references to “DFRG,” “Del Frisco’s Restaurant Group,” “our company,” “the Company,” “us,” “we” and “our” refer to Del Frisco’s Restaurant Group, LLC together with its subsidiaries prior to the reorganization date and Del Frisco’s Restaurant Group, Inc. and its consolidated subsidiaries on and after the reorganization date. Unless otherwise indicated or the context otherwise requires, financial and operating data in this prospectus reflects the consolidated business and operations of Del Frisco’s Restaurant Group, LLC and its wholly-owned subsidiaries prior to the reorganization date and Del Frisco’s Restaurant Group, Inc. and its wholly-owned subsidiaries on and after the reorganization date.

Our Company

We develop, own and operate three contemporary, high-end, complementary restaurants: Del Frisco’s Double Eagle Steak House, or Del Frisco’s, Sullivan’s Steakhouse, or Sullivan’s, and Del Frisco’s Grille, or the Grille. We are a leader in the full-service steakhouse industry based on average unit volume, or AUV, EBITDA margin and comparable restaurant sales growth. We currently operate 31 restaurants in 18 states. Each of our three restaurant concepts offers steaks as well as other menu selections, such as chops and fresh seafood. These menu selections are complemented by an extensive, award-winning wine list. Del Frisco’s, Sullivan’s and the Grille are positioned within the fine dining segment and are designed to appeal to both business and local dining guests. Our Del Frisco’s restaurants are sited in urban locations to target guests seeking a “destination dining” experience while our Sullivan’s and Grille restaurants are intended to appeal to a broader demographic, allowing them to be located either in urban areas or in close proximity to affluent residential neighborhoods. We believe our success reflects consistent execution across all aspects of the dining experience, from the formulation of proprietary recipes to the procurement and presentation of high quality menu items and delivery of excellent guest service.

We generated revenues of $201.6 million for the fiscal year ended December 27, 2011, representing 21.8% total revenue growth and 11.2% comparable restaurant sales growth over 2010. We recorded net income of $9.1 million and adjusted EBITDA of $36.5 million for 2011, representing 2.8% net income growth and 20.8% adjusted EBITDA growth over 2010. Our 2011 operating income and adjusted EBITDA margins were 10.8% and 18.1%, respectively. For a reconciliation of adjusted EBITDA and adjusted EBITDA margin and a discussion of why we consider them useful, see “—Summary Historical Consolidated Financial and Operating Data.”

Del Frisco’s Double Eagle Steak House

We believe Del Frisco’s is one of the premier steakhouse concepts in the United States. The Del Frisco’s brand is defined by its menu, which includes USDA Prime grade, wet-aged steaks hand-cut at the time of order and a range of other high-quality offerings, including prime lamb, fresh seafood, and signature side dishes and desserts. It is also distinguished by its “swarming service,” whereby guests are served simultaneously by multiple servers. Each restaurant has a sommelier to guide diners through an extensive, award-winning wine list and our bartenders specialize in hand-shaken martinis and crafted cocktails. Del Frisco’s restaurants target guests seeking a full-service, fine dining steakhouse experience. We believe the décor and ambiance, with both contemporary and classic designs, enhance our guests’ experience and differentiate Del Frisco’s from other upscale steakhouse concepts. We currently operate nine Del Frisco’s steakhouses in seven states. These restaurants range in size from 11,000 to 24,000 square feet with seating capacity for at least 300 people. Annual AUVs per comparable Del Frisco’s restaurant were $12.5 million for the fiscal year ended December 27, 2011. During the same period, the average check at Del Frisco’s was $100.

Sullivan’s Steakhouse

Sullivan’s was created in the mid-1990’s as a complementary concept to Del Frisco’s. The Sullivan’s brand is defined by a fine dining experience at a more accessible price point, along with a vibrant atmosphere created by an open kitchen, live music and a bar area designed to be a center for social gathering and entertainment. Each Sullivan’s features fine hand-selected aged steaks, fresh seafood and a broad list of custom cocktails, along with an extensive selection of award-winning wines. We currently operate 20 Sullivan’s steakhouses in 15 states. These restaurants range in size from 7,000 to 11,000 square feet with seating capacity for at least 250 people. Annual AUVs per comparable Sullivan’s restaurant were $4.3 million for the fiscal year ended December 27, 2011. During the same period, the average check at Sullivan’s was $59.

Del Frisco’s Grille

We developed the Grille, our newest concept, to take advantage of the positioning of the Del Frisco’s brand and to provide greater potential for expansion due to its smaller size, lower build out cost and more diverse menu. The Grille’s menu is designed to appeal more broadly to both business and casual diners and features a variety of Del Frisco’s prime aged steaks, top selling signature menu items and a broad selection of the same quality wines. The Grille also offers an assortment of relatively less expensive entrees, such as flatbread pizzas, sandwiches and salads, all prepared with the same signature flavors, high quality ingredients and presentation associated with the Del Frisco’s brand. We believe the ambiance of the concept appeals to a wide range of guests seeking a less formal atmosphere for their dining occasions. Our first Grille opened in August 2011 at Rockefeller Center in New York City, and we opened a second location in November 2011 in Dallas, Texas. Additional Grille openings are planned over the next year and we anticipate they will range in size from 6,500 to 8,500 square feet with seating capacity for at least 200 people. We are targeting annual AUVs per comparable Grille restaurant between $4.0 million and $6.0 million with an average check of between $45 and $55.

Our Business Strengths

We believe the following are key strengths of our business and serve to differentiate us from our competitors:

Multiple Top Performing Concepts with an Expanding National Platform.    We are one of the nation’s leading fine dining restaurant operators. We currently have 31 restaurants in 25 cities in 18 states, and our operating model has proven successful across a wide variety of geographic and demographic markets since our establishment more than 30 years ago. Our locations that were operating throughout the fiscal year ended December 27, 2011, had AUVs of $6.7 million per location across all concepts, $12.5 million at our Del Frisco’s locations ($9.1 million excluding our

New York location) and $4.3 million at our Sullivan’s locations. We believe our New York Del Frisco’s location is the highest grossing restaurant in the steakhouse industry. Further, we believe we appeal to landlords with desirable locations by offering three high-AUV, complementary concepts adaptable to a variety of areas and venues. In 2011, we expanded our national platform by opening a Del Frisco’s in Boston, Massachusetts and our first two Grille restaurants in New York City and Dallas, Texas.

Operating Model Driving Higher Margins.    Our high-AUVs and high average check per person, combined with our disciplined operating structure and cost controls, enable us to achieve industry-leading operating margins. We believe that our success is driven by our consistent execution across all aspects of the dining experience, from the formulation of proprietary recipes to the procurement and presentation of high quality menu items and our focus on providing outstanding guest service. Our entrepreneurial culture and bonus incentives empower and motivate the general manager at each restaurant to act as the owner of his or her restaurant. These general managers meet weekly as a group with senior management to share best practices. Chefs and kitchen staff at each restaurant are responsible for maintaining and ordering their own food inventory, thereby increasing efficiency and reducing waste and the need for additional headcount at the corporate level. We believe we achieve significant cost, quality and availability advantages through centralized sourcing from our primary suppliers of beef, wine and other products. In fiscal 2011, our revenues were comprised 66% of food and 34% of alcohol and we had operating income and restaurant-level EBITDA margins of 10.8% and 23.5%, respectively.

Premium Concepts with Complementary Market Positions.    Del Frisco’s, Sullivan’s and the Grille are fine dining concepts that share a focus on high quality food, individualized interior design and attentive service. The concepts were designed to coexist with one another, each maintaining its own identity and price point. Average checks at Del Frisco’s and Sullivan’s were $100 and $59, respectively, for the fiscal year ended December 27, 2011, and the targeted average check at the Grille is between $45 and $55. Currently, we operate multiple concepts in close proximity to each other in six of our markets. We believe our complementary positioning will continue to allow us to develop our concepts in a single metropolitan area without competing for guests. We have secured prominent locations for our restaurants and a number of unique sites not typically used for steakhouse locations, including a historic bank building, a redeveloped wharf and former retail space in Rockefeller Center. We believe the locations of our restaurants distinguish us from our competitors, add to the strength of our brands and help drive our industry-leading AUVs. Furthermore, many landlords and developers seek out our concepts to be restaurant anchors for their developments as our concepts are complementary to upscale national retailers with similar target demographics.

Focus on Innovation.    We are an innovator in developing, creating and evolving energetic, high-AUV concepts in the full-service steakhouse industry. As we have grown our concepts, we have evolved each to incorporate proprietary recipes with bold and flavorful seasonings that reflect our heritage in the Southern United States, extensive wine lists, prominent bar scenes and our “swarming service.” We have positioned the Del Frisco’s brand as a contemporary alternative to the traditional fine dining steakhouse dining concept. We developed Sullivan’s in the mid-1990’s, featuring lower price points and live music to attract a broader clientele. The Grille, opened in 2011, leverages and broadens Del Frisco’s appeal in a less formal and smaller format. We remain committed to evolving our existing concepts to remain relevant to a range of guests.

High Quality Menu Offerings with a Focus on Social Experience and Guest Service.    We believe we provide our guests with a true fine dining steakhouse experience by combining high quality food, atmosphere and service. We offer high quality cuisine across all menu items, with an emphasis on aged beef, fresh seafood and locally sourced ingredients. These offerings are complemented by an extensive, award-winning wine list and a broad cocktail selection. The dining experience is enhanced by our commitment to providing a social atmosphere and décor that includes carefully-selected artwork, private dining rooms and separate bar areas. To further enhance our guests’ dining experience we have a staff of highly-trained employees who undergo an extensive training program and are evaluated regularly by management. These employees provide our “swarming service,” which creates frequent interactions with our guests.

Experienced Executive and Restaurant Management Teams.    Our executive team has extensive experience with an average of over 16 years in the restaurant industry, including significant tenure with our company as well as other high-end restaurant concepts. Our restaurant-level managers are also very experienced, with average tenure at Del Frisco’s and Sullivan’s of nine and four years, respectively, and additional experience at other fine dining establishments. Our management team, which includes senior management, regional managers and general managers, meets on a weekly basis to review financial and operating results as well as receive feedback from both senior management and their peers to collaborate on best practices. We believe this management process fosters a commitment to operational excellence focused on producing a positive guest experience and strong financial performance.

Our Growth Strategy

We believe there are significant opportunities to grow our business, strengthen our competitive position and enhance our concepts through the continued implementation of the following strategies:

Pursue Disciplined New Unit Expansion.    We believe our concepts have significant room to grow. We have an established growth pipeline and a disciplined strategy for opening new restaurants. Our growth strategy includes entering new markets and expanding our presence in existing markets. We believe our concepts’ complementary market positioning, broad range of average checks and menu offerings, coupled with the flexibility of our restaurant models across a range of trade areas and square footage layouts will allow us to expand each of our three concepts into a greater number of locations. We have successfully opened new restaurants in a number of diverse markets and we continued to grow in 2011, opening three new restaurants in Boston, New York City and Dallas. We target a cash-on-cash return beginning in the third operating year of at least 25% for new restaurants across all of our concepts. We believe there are opportunities to open three to five restaurants annually, generally composed of one Del Frisco’s and two to four Sullivan’s and/or Grilles, with new openings of our Grille concept likely serving as the primary driver of new unit growth in the near term. In 2012, we expect to open four new restaurants, including a Del Frisco’s in Chicago, Illinois, and Grilles in Phoenix, Arizona, Washington D.C. and Atlanta, Georgia. Beyond domestic new unit growth, although we have no current intention to do so, we believe our concepts have the potential for expansion in select international markets through franchising, licensing, Company-owned restaurants or a combination of the foregoing. While we do not have a specific global expansion strategy and we have no current intention to expand into international markets, we believe there is a long-term opportunity for our concepts beyond the U.S. market.

Grow Our Existing Restaurant Sales.    Our concepts achieve strong sales and guest count growth, with comparable restaurant sales increasing by 12.1%, 12.3%, 11.8% and 9.5% for the four quarters of fiscal 2011 as compared to the respective prior year periods. The fourth quarter of 2011 marked our seventh consecutive quarter of comparable restaurant sales increases. We believe there are significant opportunities to continue to increase our sales and average check through maintaining our focus on tableside up-selling and salesmanship by our servers and by strategically adjusting menu prices and enhancing our concepts’ brand awareness through increased marketing efforts. In addition, we are adding seating to select locations, which we believe will increase sales at these restaurants.

Further Grow Our Private Dining Business.    We believe we are well-positioned to grow our private dining business due to our commitment to our guests’ dining experience, our unique locations and our plans to invest in improving our private dining facilities at select locations. All of our restaurants can serve large and small groups for private dining events, including corporate events, sales meetings, presentations, charity events and private parties. We are focused on growing our private dining business as it typically has a higher average check per guest and higher overall margins than regular dining room business. Private dining represented approximately 14.1% of our total sales in the fiscal year ended December 27, 2011. We intend to drive growth by enhancing our private dining capacity and increasing awareness of our private dining services. To help drive this growth, we are creating additional private dining space at select locations by expanding or reconfiguring existing space. In addition, each location currently dedicates a staff member to increasing its private dining business. At the beginning of 2011, we hired a corporate-wide private dining executive who meets weekly with each restaurant’s private dining coordinator regarding upcoming events and sales initiatives.

Our Equity Sponsor

Lone Star Fund V (U.S.), L.P., which we refer to in this prospectus, along with its affiliates and associates (excluding us and other companies that it or they own as a result of their investment activities), as Lone Star Fund, is a leading U.S. private equity firm. Since 1995, the principals of Lone Star Fund have organized private equity funds totaling approximately $33.4 billion to invest globally in corporate secured and unsecured debt instruments, real estate-related assets and select corporate acquisitions. Lone Star Fund has affiliate offices in Dallas, New York, London, Tokyo, Dublin, Brussels, Luxembourg, Frankfurt, France, Montreal and Bermuda. Immediately prior to this offering, Lone Star Fund owned all of our outstanding equity interests, and it will own approximately     % of our common stock immediately following the consummation of this offering, assuming no exercise of the underwriters’ over-allotment option.

Corporate Information

Our corporate headquarters is located at 930 S. Kimball Avenue, Suite 100, Southlake, TX 76092, and our telephone number is (817) 601-3421. Our website address is www.dfrg.com, and we also host www.delfriscos.com, www.sullivansteakhouse.com and www.delfriscosgrille.com. Information contained on our websites or connected thereto does not constitute a part of this prospectus or the registration statement of which it forms a part. DEL FRISCO’S®, SULLIVAN’S®, DEL FRISCO’S GRILLE™ and DEL FRISCO’S RESTAURANT GROUP™, and other trademarks or service marks of ours appearing in this prospectus are the property of Del Frisco’s Restaurant Group, LLC. Other trademarks and service marks appearing in this prospectus are the property of their respective holders.

Summary Risk Factors

An investment in our common stock involves various risks. You should consider carefully the risks discussed below and under “Risk Factors” before purchasing our common stock. If any of these risks actually occur, our business, financial condition or results of operations may be materially adversely affected. In such case, the trading price of our shares of common stock would likely decline and you may lose all or part of your investment. The following is a summary of some of the principal risks we face:

•	Changes in general economic conditions, including the recent economic downturn and its continuing effects, have adversely impacted our business and results of operations and may continue to do so.

•	If our restaurants are not able to compete successfully with other restaurants, our business and results of operations may be adversely affected.

•

Our future growth depends on our ability to open new restaurants and operate them profitably, and if we are unable to successfully execute this strategy, our results of operations could be adversely affected.

•	If we are unable to increase our sales or improve our margins at existing restaurants, our profitability and overall results of operations may be adversely affected.

•	The failure to successfully develop our new Grille concept may have a material adverse effect on our financial condition and results of operations.

•

Our growth, including the development of the Grille, may strain our infrastructure and resources, which could delay the opening of new restaurants and adversely affect our ability to manage our existing restaurants.

•

Our New York Del Frisco’s location represents a significant portion of our revenues, and any significant downturn in its business or disruption in the operation of this location could harm our business, financial condition and results of operations.

•	Negative guest experiences or negative publicity surrounding our restaurants or other restaurants could adversely affect sales in one or more of our restaurants and make our brands less valuable.

•	Negative publicity relating to the consumption of beef, including in connection with food-borne illness, could result in reduced consumer demand for our menu offerings, which could reduce sales.

The Offering

Common stock offered by us	shares (or shares if the underwriters exercise in full their over-allotment option)

Common stock offered by the selling stockholder	shares (or shares if the underwriters exercise in full their over-allotment option)

Common stock to be outstanding immediately after this offering	shares (or shares if the underwriters exercise in full their over-allotment option)

Use of proceeds	We estimate our net proceeds from this offering will be approximately $ million (or approximately $ million if the underwriters exercise in full their over-allotment option), based on the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering as follows:

•	$ million to repay outstanding borrowings under our credit facility, including accrued interest;

•

$3.0 million to make a one-time payment to Lone Star Fund, an affiliate of our controlling stockholder, in consideration for the termination of our asset advisory agreement upon consummation of this offering as described under “Certain Relationships and Related Party Transactions—Termination of Asset Advisory Agreement;” and

•	the remainder of the net proceeds for working capital and other general corporate purposes.

We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholder. See “Use of Proceeds,” “Principal and Selling Stockholders” and “Underwriting.”

Proposed NYSE/NASDAQ symbol	“ ”

Risk factors	Investment in our common stock involves substantial risks. You should read this prospectus carefully, including the section entitled “Risk Factors” and the consolidated financial statements and the related notes to those statements included elsewhere in this prospectus before investing in our common stock.

The number of shares of our common stock to be outstanding immediately after this offering as set forth above is based on the number of shares outstanding as of                     , 2012 and excludes             shares reserved for issuance under our equity incentive plan (of which no options to purchase shares had been granted as of such date) of which we intend to grant options to purchase             shares to our executive officers and certain director nominees under our equity incentive plan at the time of the pricing this offering with an exercise price equal to the initial public offering price.

Unless otherwise indicated, this prospectus:

•

assumes the completion of the reorganization, as a result of which all membership interests of Del Frisco’s Restaurant Group, LLC, will be converted into shares of common stock of Del Frisco’s Restaurant Group, Inc.;

•	assumes an initial public offering price of $ per share, the midpoint of the estimated initial public offering price range, set forth on the cover page of this prospectus; and

•	assumes no exercise of the underwriters’ option to purchase up to an additional shares of our common stock.

Summary Historical Consolidated Financial and Operating Data

The following table sets forth, for the periods and dates indicated, our summary historical consolidated financial and operating data. We have derived the summary income statement data for the fiscal years ended December 29, 2009, December 28, 2010 and December 27, 2011 from our audited consolidated financial statements appearing elsewhere in this prospectus. Historical results are not indicative of the results to be expected in the future. The summary financial data presented below represent portions of our financial statements and are not complete. You should read this information in conjunction with “Use of Proceeds,” “Capitalization,” “Selected Consolidated and Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes to those statements included elsewhere in this prospectus.

	Fiscal Year Ended(1)
	December 29, 2009		December 28, 2010		December 27, 2011
	(in thousands, except per share data)
Income Statement Data:
Revenues		$160,177		$165,575		$201,629
Costs and expenses:
Costs of sales		47,593		50,339		61,647
Restaurant operating expenses		69,209		73,404		88,210
Marketing and advertising costs		3,523		2,825		4,359
Pre-opening costs		493		798		3,018
General and administrative		8,236		7,512		10,640
Management and accounting fees paid to related party		2,878		3,345		3,399
Non-cash impairment charges		—		—		1,400
Depreciation and amortization		6,422		6,624		7,146

Operating income		21,823		20,728		21,810
Other income (expense), net:
Interest expense—affiliates		(2,281)		(1,775)		—
Interest expense—other		(5,942)		(9,906)		(8,856)
Other, net		36		(249)		(114)

Income from continuing operations before income taxes		13,636		8,798		12,840
Provision for (benefit from) income taxes		3,616		(44)		3,751

Net income		$10,020		$8,842		$9,089

Pro forma net income per common share(2):
Basic and diluted	$		$		$

Shares used in computing pro forma net income per share(2):
Basic and diluted

	December 27, 2011
	Actual	Pro Forma, As Adjusted(3)
	(Unaudited) (in thousands)
Balance Sheet Data (at end of period):
Cash and cash equivalents	$14,119	$
Working capital(4)	3,773
Total assets	235,858
Total debt	70,000
Total stockholders’ equity	97,456

	Fiscal Year Ended(1)
	December 29, 2009	December 28, 2010	December 27, 2011
	(in thousands, except restaurant and percentage amounts)
Other Financial Data:
Net cash provided by operating activities	$18,916	$12,278	$28,079
Net cash used in investing activities	(28,538)	(1,489)	(6,727)
Net cash provided by (used in) financing activities	15,587	(19,889)	(11,390)
Capital expenditures	7,755	5,550	20,063
Adjusted EBITDA(5)	30,373	30,220	36,503
Adjusted EBITDA margin(6)	18.9%	18.3%	18.1%
Restaurant-level EBITDA(5)	39,852	39,007	47,413
Restaurant-level EBITDA margin(7)	24.9%	23.6%	23.5%

Operating Data:
Total restaurants (at end of period)	27	28	31
Total comparable restaurants (at end of period)(8)	23	27	27
Average sales per comparable restaurant	$6,049	$6,107	$6,668
Percentage change in comparable restaurant sales(8)	(18.7)%	4.3%	11.2%

(1)	We utilize a 52- or 53-week accounting period which ends on the last Tuesday of December. The fiscal years ended December 29, 2009, December 28, 2010 and December 27, 2011 each had 52 weeks.
(2)	Unaudited pro forma basic and diluted income per share will be computed by dividing net income for each period by the shares of common stock to be issued following our conversion from a limited liability company to a corporation concurrent with the closing of this offering. Such shares will be assumed to be outstanding for all periods presented. There will be no potentially dilutive securities. There is no other impact to the financial statements as a result of converting from a limited liability company to a corporation, because our historical financial statements have included a provision for income taxes and related deferred income taxes.
(3)	Pro forma as adjusted to reflect (i) the receipt of $ in net proceeds from the issuance of shares of common stock by us in this offering and (ii) the application of the net proceeds from this offering as set forth under “Use of Proceeds,” including to make a one-time payment to Lone Star Fund, an affiliate of our controlling shareholder, in the aggregate amount of $3.0 million, in consideration for the termination of our asset advisory agreement upon consummation of this offering as described under “Certain Relationships and Related Party Transactions—Termination of Asset Advisory Agreement.”
(4)	Defined as total current assets minus total current liabilities.
(5)	Adjusted EBITDA and restaurant-level EBITDA are metrics used by management to measure operating performance. Adjusted EBITDA represents net income before interest, taxes, and depreciation and amortization, plus the sum of certain non-operating expenses, including pre-opening costs, abandoned registration costs and management fees and expenses. Restaurant-level EBITDA represents net income before interest, taxes and depreciation and amortization, plus the sum of certain non-operating expenses, including pre-opening costs, abandoned registration costs, management fees and expenses and general and administrative expenses.

The following table presents a reconciliation of adjusted EBITDA and restaurant-level EBITDA to net income:

	Fiscal Year Ended
	December 29, 2009	December 28, 2010	December 27, 2011
	(in thousands)
Net income	$10,020	$8,842	$9,089
Provision (benefit) for income taxes	3,616	(44)	3,751
Interest income	(36)	(75)	(16)
Interest expense—other	5,942	9,906	8,856
Interest expense—affiliate	2,281	1,775	—
Non-cash impairment charges	—	—	1,400
Depreciation and amortization	6,422	6,624	7,146
Lease guarantee payments	—	324	130
Pre-opening costs	493	798	3,018
Management fees and expenses(a)	1,635	2,070	3,129

Adjusted EBITDA	$30,373	$30,220	$36,503
General and administrative	8,236	7,512	10,640
Related party shared services fee	1,243	1,275	270

Restaurant-level EBITDA	$39,852	$39,007	$47,413

(a)	Includes asset management fees and expenses paid to an affiliate of Lone Star Fund pursuant to our asset advisory agreement, but excludes amounts paid to another affiliate of Lone Star Fund for accounting, administrative and management services under our shared services agreement, which is referred to as the related party shared services fee. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial Definitions—Management and Accounting Fees Paid to Related Party” and “Certain Relationships and Related Party Transactions—Relationships with Lone Star Fund and its Affiliates—Termination of Asset Advisory Agreement.”

We present adjusted EBITDA and restaurant-level EBITDA as supplemental performance measures because we believe they facilitate a comparative assessment of our operating performance relative to our performance based on our results under generally accepted accounting principles in the United States, or GAAP, while isolating the effects of some items that vary from period to period without any correlation to core operating performance. Specifically, adjusted EBITDA allows for an assessment of our operating performance without the effect of non-cash depreciation and amortization expenses or our ability to service or incur indebtedness. Restaurant-level EBITDA allows for further assessment of our operating performance by eliminating the effect of general and administrative expenses incurred at the corporate level. These measures also function as a benchmark to evaluate our operating performance or compare our performance to that of our competitors because companies within our industry exhibit significant variations with respect to capital structures and cost of capital (which affect interest expense and tax rates) and differences in book depreciation of facilities and equipment (which affect relative depreciation expense), including significant differences in the depreciable lives of similar assets among various companies.

This prospectus also includes information concerning adjusted EBITDA margin, which is defined as the ratio of adjusted EBITDA to revenues, and restaurant-level EBITDA margin, which is defined as the ratio of restaurant-level EBITDA to revenues. We present adjusted EBITDA margin and restaurant-level EBITDA margin because they are used by management as a performance measurement to judge the level of adjusted EBITDA and restaurant-level EBITDA, respectively, generated from revenues. We believe their inclusion is appropriate to provide additional information to investors and other external users of our financial statements.

Adjusted EBITDA, restaurant-level EBITDA, adjusted EBITDA margin and restaurant-level EBITDA margin are not measurements of our financial performance under GAAP and should not be considered in isolation or as an alternative to net income, net cash provided by operating, investing or financing activities or any other financial statement data presented as indicators of financial performance or liquidity, each as presented in accordance with GAAP. We understand that although adjusted EBITDA is frequently used by securities analysts, lenders and others in their evaluation of companies, it and restaurant-level EBITDA have limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our results as reported under GAAP, as adjusted EBITDA and restaurant-level EBITDA do not reflect:

•	discretionary cash available to us to invest in the growth of our business;

•	changes in, or cash requirements for, our working capital needs;

•	our capital expenditures or future requirements for capital expenditures;

•	the interest expense, or the cash requirements necessary to service interest or principal payments, associated with our indebtedness; or

•

depreciation and amortization, which are non-cash charges, although the assets being depreciated and amortized will likely have to be replaced in the future, and adjusted EBITDA does not reflect any cash requirements for such replacements.

(6)	Adjusted EBITDA margin is the ratio of adjusted EBITDA to revenues.
(7)	Restaurant-level EBITDA margin is the ratio of restaurant-level EBITDA to revenues.
(8)	We consider a restaurant to be comparable in the first full period following the eighteenth month of operations. Changes in comparable restaurant sales reflect changes in sales for the comparable group of restaurants over a specified period of time.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our common stock. If any of the following risks occur, our business, financial condition or results of operations could be materially and adversely affected. In that case, the trading price of our common stock could decline and you may lose some or all of your investment.

Risks Related to Our Business

Changes in general economic conditions, including the recent economic downturn and its continuing effects, have adversely impacted our business and results of operations and may continue to do so.

Purchases at our restaurants are discretionary for consumers and we are therefore susceptible to economic slowdowns. We believe that consumers generally are more willing to make discretionary purchases, including high-end restaurant meals, during favorable economic conditions. The recent economic downturn, continuing disruptions in the overall economy, including the ongoing impacts of the housing crisis, high unemployment, and financial market volatility and unpredictability, and the related reduction in consumer confidence negatively affected guest traffic and sales throughout our industry, including our segment. For example, our revenues decreased 10.2% in fiscal 2009 as compared to fiscal 2008. If the economy experiences a further downturn, our guests, including our business clientele, may further reduce their level of discretionary spending, impacting the frequency with which they choose to dine out or the amount they spend on meals while dining out. We believe the majority of our weekday revenues are derived from business guests using expense accounts and our business therefore may be affected by reduced expense account or other business-related dining by our business clientele. If business clientele were to dine less frequently at our restaurants, our business and results of operations would be adversely affected as a result of a reduction in guest traffic or average revenues per guest.

There is also a risk that if the current negative economic conditions persist for an extended period of time or worsen, consumers might make long-lasting changes to their discretionary spending behavior, including dining out less frequently. The ability of the U.S. economy to recover from this downturn is likely to be affected by many national and international factors that are beyond our control, including current economic trends in Europe. These factors, including national, regional and local politics and economic conditions, disposable consumer income and consumer confidence, also affect discretionary consumer spending. Continued weakness in or a further worsening of the economy, generally or in a number of our markets, and our guests’ reactions to these trends could adversely affect our business and cause us to, among other things, reduce the number and frequency of new restaurant openings, close restaurants and delay our re-modeling of existing locations.

If our restaurants are not able to compete successfully with other restaurants, our business and results of operations may be adversely affected.

Our industry is intensely competitive with respect to price, quality of service, restaurant location, ambiance of facilities and type and quality of food. A substantial number of national and regional restaurant chains and independently owned restaurants compete with us for guests, restaurant locations and qualified management and other restaurant staff. The principal competitors for our concepts are other upscale steakhouse chains such as Fleming’s Prime Steakhouse and Wine Bar, The Capital Grille, Smith & Wollensky, The Palm, Ruth’s Chris Steak

House and Morton’s The Steakhouse. Our concepts also compete with additional restaurants in the broader upscale dining segment. Some of our competitors have greater financial and other resources, have been in business longer, have greater name recognition and are better established in the markets where our restaurants are located or where we may expand. Our inability to compete successfully with other restaurants may harm our ability to maintain acceptable levels of revenue growth, limit or otherwise inhibit our ability to grow one or more of our concepts, or force us to close one or more of our restaurants. We may also need to evolve our concepts in order to compete with popular new restaurant formats or concepts that emerge from time to time, and we cannot provide any assurance that we will be successful in doing so or that any changes we make to any of our concepts in response will be successful or not adversely affect our profitability. In addition, with improving product offerings at fast casual restaurants and quick-service restaurants combined with the effects of negative economic conditions and other factors, consumers may choose less expensive alternatives, which could also negatively affect guest traffic at our restaurants. Any unanticipated slowdown in demand at any of our restaurants due to industry competition may adversely affect our business and results of operations.

Our future growth depends in part on our ability to open new restaurants and operate them profitably, and if we are unable to successfully execute this strategy, our results of operations could be adversely affected.

Our financial success depends in part on management’s ability to execute our growth strategy. One key element of our growth strategy is opening new restaurants. We believe there are opportunities to open three to five new restaurants annually, generally composed of one Del Frisco’s and two to four Sullivan’s and/or Grilles, with new openings of our Grille concept likely serving as the primary driver of new unit growth in the near term. In 2012 we expect to open four new restaurants, each of which will be leased, including a Del Frisco’s in Chicago, Illinois, and Grilles in Phoenix, Arizona, Washington, D.C. and Atlanta, Georgia. For the opening of a new restaurant, we measure our cash investment costs net of landlord contributions and equipment financing, but including pre-opening costs. We target average cash investment costs of $7.0 million to $9.0 million for a new Del Frisco’s and $3.0 million to $4.5 million for a new Sullivan’s or Grille.

Our ability to open new restaurants and operate them profitably is dependent upon a number of factors, many of which are beyond our control, including:

•	finding quality site locations, competing effectively to obtain quality site locations and reaching acceptable agreements to lease or purchase sites;

•	complying with applicable zoning, land use and environmental regulations and obtaining, for an acceptable cost, required permits and approvals;

•	having adequate capital for construction and opening costs and efficiently managing the time and resources committed to building and opening each new restaurant;

•	timely hiring and training and retaining the skilled management and other employees necessary to meet staffing needs;

•	successfully promoting our new locations and competing in their markets;

•	acquiring food and other supplies for new restaurants from local suppliers; and

•	addressing unanticipated problems or risks that may arise during the development or opening of a new restaurant or entering a new market.

A new restaurant typically experiences a “ramp-up” period of approximately 18 months before it achieves our targeted level of performance. This is due to the costs associated with opening a new restaurant, as well as higher operating costs caused by start-up and other temporary inefficiencies associated with opening new restaurants. For example, there are a number of factors which may impact the amount of time and money we commit to the construction and development of new restaurants, including landlord delays, shortages of skilled labor, labor disputes, shortages of materials, delays in obtaining necessary permits, local government regulations and weather interference. Once the restaurant is open, how quickly it achieves a desired level of profitability is impacted by many factors, including the level of market familiarity and acceptance when we enter new markets, as well as the availability of experienced staff and the time required to negotiate reasonable prices for food and other supplies from local suppliers. Our business and profitability may be adversely affected if the “ramp-up” period for a new restaurant lasts longer than we expect.

If we are unable to increase our sales or improve our margins at existing restaurants, our profitability and overall results of operations may be adversely affected.

Another key aspect of our growth strategy is increasing comparable restaurant sales and improving restaurant-level margins. Improving comparable restaurant sales and restaurant-level margins depends in part on whether we achieve revenue growth through increases in the average check and further expand our private dining business at each restaurant. We believe there are opportunities to increase the average check at our restaurants through, for example, selective introduction of higher priced items and increases in menu pricing. We also believe that expanding and enhancing our private dining capacity will also increase our restaurant sales, as our private dining business typically has a higher average check and higher overall margins than regular dining room business. However, these strategies may prove unsuccessful, especially in times of economic hardship, as guests may not order or enjoy higher priced items and discretionary spending on private dining events may decrease. Select price increases have not historically adversely impacted guest traffic; however, we expect that there is a price level at which point guest traffic would be adversely affected. It is also possible that these changes could cause our sales volume to decrease. If we are not able to increase our sales at existing restaurants for any reason, our profitability and results of operations could be adversely affected.

The failure to successfully develop our new Grille concept could have a material adverse effect on our financial condition and results of operations.

We launched our new concept, the Grille, in the third quarter of 2011 with the opening of our New York location. We also opened a second location in Dallas in the fourth quarter of 2011. We believe that new openings of the Grille are likely to serve as the primary driver of new unit growth in the near term. Our ability to succeed with this new concept will require significant capital expenditures and management attention and is subject to certain risks in addition to those of opening a new restaurant under one of our existing concepts, including guest acceptance of and competition to that concept. If the “ramp-up” period for our Grille restaurants and for our development of concepts in general does not meet our expectations, our operating results may be adversely affected. In addition, we are targeting restaurant-level EBITDA margins of between 20% and 25% for the Grille. However, because we face new challenges at the Grille, such as predicting demand for new menu selections that are not offered at our other concepts, we cannot provide any assurance that our operating margins will achieve these levels. As a result, we may need to adjust our pricing and menu offering strategies. We may not be successful enough to recoup our investments in the concept. There can be no assurance that we will be able to successfully develop and grow the Grille or any other new concept to a point where it will become profitable or generate positive cash flow or that it will prove to be a platform for future expansion. We may not be able to attract enough guests to meet targeted levels of performance at new restaurants because potential guests may be unfamiliar with our concepts or the atmosphere or menu might not appeal to them. The Grille may even operate at a loss, which could have a material adverse effect on our overall operating results. In addition, opening a new restaurant concept such as a Grille in an existing market could reduce the revenue of our existing restaurants in that market. If we cannot successfully execute our growth strategies for the Grille, or if guest traffic generated by the Grille results in a decline in guest traffic at one of our other restaurants in the same market, our business and results of operations may be adversely affected.

Our growth, including the development of the Grille, may strain our infrastructure and resources, which could delay the opening of new restaurants and adversely affect our ability to manage our existing restaurants.

Following this offering, we plan to continue our current pace of new restaurant growth, including the development and promotion of the Grille. We believe there are opportunities to open three to five restaurants annually, generally composed of one Del Frisco’s and two to four Sullivan’s and/or Grilles, with new openings of our Grille concept likely serving as the primary driver of new unit growth in the near term. We typically target an average cash investment of approximately $7.0 million to $9.0 million per restaurant for a Del Frisco’s restaurant and $3.0 million to $4.5 million for a Sullivan’s or a Grille, in each case net of landlord contributions and equipment financing and including pre-opening costs. We are also “refreshing” a number of our Del Frisco’s and Sullivan’s locations to, among other things, add additional seating, further grow our private dining business and add patio seating. During 2012, we expect to complete refreshes of four to five Del Frisco’s and four to five Sullivan’s at an average cost of $0.3 million per location. Thereafter, we expect to complete one to two refreshes each year at an approximate cost of $0.5 million per location. This growth and these investments will increase our operating complexity and place increased demands on our management as well as our human resources, purchasing and site management teams. While we have committed significant resources to expanding our current restaurant management systems, financial and management controls and information systems in connection with our recent growth, if this infrastructure is insufficient to support this expansion, our ability to open new restaurants, including the development and promotion of the Grille, and to manage our existing restaurants, including the expansion of our private dining business, would be adversely affected. If we fail to continue to improve our infrastructure or if our improved infrastructure fails, we may be unable to implement our growth strategy or maintain current levels of operating performance in our existing restaurants.

Our New York Del Frisco’s location represents a significant portion of our revenues, and any significant downturn in its business or disruption in the operation of this location could harm our business, financial condition and results of operations.

Our New York Del Frisco’s location represented approximately 19%, 20% and 18% of our revenues in 2009, 2010 and 2011, respectively. Accordingly, we are susceptible to any fluctuations in the business at our New York Del Frisco’s location, whether as a result of adverse economic conditions, negative publicity, changes in guest preferences or for other reasons. In addition, any natural disaster, prolonged inclement weather, act of terrorism or national emergency, accident, system failure or other unforeseen event in or around New York City could result in a temporary or permanent closing of this location, could influence potential guests to avoid this geographic region or this location in particular or otherwise lead to a decrease in revenues. Any significant interruption in the operation of this location or other reduction in sales could adversely affect our business and results of operations.

Negative guest experiences or negative publicity surrounding our restaurants or other restaurants could adversely affect sales in one or more of our restaurants and make our brands less valuable.

The quality of our food and our restaurant facilities are two of our competitive strengths. Therefore, adverse publicity, whether or not accurate, relating to food quality, public health concerns, illness, safety, injury or government or industry findings concerning our restaurants, restaurants operated by other foodservice providers or others across the food industry supply chain could affect us more than it would other restaurants that compete primarily on price or other factors. A restaurant in Louisville, Kentucky has the right to use, and uses, a specific registration of the Del Frisco’s name pursuant to a concurrent use agreement and we license the use of the Del Frisco’s name to one restaurant in Orlando, Florida, as described in greater detail in “Business—Intellectual Property.” We do not own or control either of these restaurants and any adverse publicity relating to those operations could negatively affect us. In addition, although we would not be legally liable for any such failure, because the Louisville and Orlando restaurants operate under one of our brand names, we may be subject to litigation as a result of either restaurant’s failure to comply with food quality, preparation or other applicable rules and regulations. If guests perceive or experience a reduction in our food quality, service or ambiance or in any way believe we have failed to deliver a consistently positive experience, the value and popularity of one or more of our concepts could suffer. Any shifts in consumer preferences away from the kinds of food we offer, particularly beef, whether because of dietary or other health concerns or otherwise, would make our restaurants less appealing and could reduce guest traffic and/or impose practical limits on pricing.

Negative publicity relating to the consumption of beef, including in connection with food-borne illness, could result in reduced consumer demand for our menu offerings, which could reduce sales.

Instances of food-borne illness, including Bovine Spongiform Encephalopathy, which is also known as BSE or mad cow disease, aphthous fever, which is also known as hoof and mouth disease, as well as hepatitis A, lysteria, salmonella and e-coli, whether or not found the United States or traced directly to one of our suppliers or our restaurants, could reduce demand for our menu offerings. Any negative publicity relating to these and other health-related matters may affect consumers’ perceptions of our restaurants and the food that we offer, reduce guest visits to our restaurants and negatively impact demand for our menu offerings. Adverse publicity relating to any of these matters, beef in general or other similar concerns could adversely affect our business and results of operations.

Increases in the prices of, and/or reductions in the availability of commodities, primarily beef, could adversely affect our business and results of operations.

Our profitability depends in part on our ability to anticipate and react to changes in commodity costs, which have a substantial effect on our total costs. For example, we purchase large quantities of beef, particularly USDA prime beef and premium choice beef. Our beef costs represented approximately 30%, 32% and 33% of our food and beverage costs during 2009, 2010 and 2011, respectively, and we currently do not purchase beef pursuant to any long-term contractual arrangements or use futures contracts or other financial risk management strategies to reduce our exposure to potential price fluctuations. The market for USDA prime beef and premium choice beef is particularly volatile and is subject to extreme price fluctuations due to seasonal shifts, climate conditions, the price of feed, industry demand, energy demand and other factors. For example, during 2011, beef costs were impacted by (i) the summer drought in Texas and Oklahoma, (ii) the price of corn, (iii) the entrance of major supermarkets into the USDA choice beef market and (iv) new free trade agreements increasing exports. According to the U.S. Department of Agriculture, average weekly prices for USDA prime beef and premium choice beef increased 15.9% and 11.3%, respectively, in 2011. Due in part to seasonality, purchasing relationships and management of our menu mix, we experienced slightly lower beef cost increases during 2011. Prices may continue to increase through 2012 and beyond. Although we currently do not engage in futures contracts or other financial risk management strategies with respect to potential price fluctuations, from time to time, we may opportunistically enter into fixed price beef supply contracts or contracts for other food products or consider other risk management strategies with regard to our meat and other food costs to minimize the impact of potential price fluctuations. This practice could help stabilize our food costs during times of fluctuating prices, although there can be no assurances that this will occur. However, because our restaurants feature USDA prime beef and premium choice beef, we generally expect to purchase these types of beef even if we have not entered into any such arrangements and the price increased significantly. The prices of other commodities can affect our costs as well, including corn and other grains, which are ingredients we use regularly and are also used as cattle feed and therefore affect the price of beef. Energy prices can also affect our bottom line, as increased energy prices may cause increased transportation costs for beef and other supplies, as well as increased costs for the utilities required to run each restaurant. Historically we have passed increased commodity and other costs on to our guests by increasing the prices of our menu items. While we believe these price increases did not historically affect our guest traffic, there can be no assurance additional price increases would not affect future guest traffic. If prices increase in the future and we are unable to anticipate or mitigate these increases, or if there are shortages for USDA Prime beef and premium choice beef, our business and results of operations would be adversely affected.

We depend upon frequent deliveries of food and other supplies, in most cases from a limited number of suppliers, which subjects us to the possible risks of shortages, interruptions and price fluctuations.

Our ability to maintain consistent quality throughout our restaurants depends in part upon our ability to acquire fresh products, including USDA prime beef and premium choice beef, fresh seafood, quality produce and related items from reliable sources in accordance with our specifications. In addition, we rely on one or a limited number of suppliers for certain ingredients. For example, U.S. Foodservice supplies all of the beef for our restaurants and has done so since June of 2009. This contract expires in June 2015 and can be terminated by either party for any reason upon 90 days advanced notice. This dependence on one or a limited number of suppliers, as well as the limited number of alternative suppliers of USDA prime beef and premium choice beef and quality seafood, subjects us to the possible risks of shortages, interruptions and price fluctuations in beef and seafood. If any of our suppliers is unable to obtain financing necessary to operate its business or is otherwise adversely affected by the economic downturn, does not perform adequately or otherwise fails to distribute products or supplies to our restaurants, or terminates or refuses to renew any contract with us, particularly with respect to one of the suppliers on which we rely heavily for specific ingredients, we may be unable to find an alternative supplier in a short period of time or if we can, it may not be on acceptable terms. Our inability to replace our suppliers in a short period of time on acceptable terms could increase our costs or cause shortages at our restaurants that may cause us to remove certain items from a menu, increase the price of certain offerings or temporarily close a restaurant, which could adversely affect our business and results of operations.

We depend on the services of key executives, and our business and growth strategy could be materially harmed if we were to lose these and executives and were unable to replace them with executives of equal experience and capabilities.

Some of our senior executives, such as Mark S. Mednansky, our Chief Executive Officer, are particularly important to our success because they have been instrumental in setting our strategic direction, operating our business, identifying, recruiting and training key personnel, identifying expansion opportunities and arranging necessary financing. We have employment agreements with all members of senior management; however, we cannot prevent our executives from terminating their employment with us. Losing the services of any of these individuals could adversely affect our business until a suitable replacement could be found. We also believe that they could not quickly be replaced with executives of equal experience and capabilities and their successors may not be as effective. We do not maintain key person life insurance policies on any of our executives. See “Management.”

Changes in consumer preferences and discretionary spending patterns could adversely impact our business and results of operations.

The restaurant industry is characterized by the continual introduction of new concepts and is subject to rapidly changing consumer preferences, tastes and eating and purchasing habits. Our success depends in part on our ability to anticipate and respond quickly to changing consumer preferences, as well as other factors affecting the restaurant industry, including new market entrants and demographic changes. Shifts in consumer preferences away from upscale steakhouses or beef, which is a significant component of our concepts’ menus and appeal, whether as a result of economic, competitive or other factors, could adversely affect our business and results of operations.

Restaurant companies, including ours, have been the target of class action lawsuits and other proceedings alleging, among other things, violations of federal and state workplace and employment laws. Proceedings of this nature, if successful, could result in our payment of substantial damages.

In recent years, we and other restaurant companies have been subject to lawsuits, including class action lawsuits, alleging violations of federal and state laws regarding workplace and employment matters, discrimination and similar matters. A number of these lawsuits have resulted in the payment of substantial damages by the defendants. Similar lawsuits have been instituted from time to time alleging violations of various federal and state wage and hour laws regarding, among other things, employee meal deductions, the sharing of tips amongst certain employees, overtime eligibility of assistant managers and failure to pay for all hours worked. Although we maintain what we believe to be adequate levels of insurance, insurance may not be available at all or in sufficient amounts to cover any liabilities with respect to these matters. Accordingly, if we are required to pay substantial damages and expenses as a result of these types or other lawsuits our business and results of operations would be adversely affected.

Occasionally, our guests file complaints or lawsuits against us alleging that we are responsible for some illness or injury they suffered at or after a visit to one of our restaurants, including actions seeking damages resulting from food borne illness and relating to notices with respect to chemicals contained in food products required under state law. We are also subject to a variety of other claims from third parties arising in the ordinary course of our business, including personal injury claims, contract claims and claims alleging violations of federal and state laws. In addition, our restaurants are subject to state “dram shop” or similar laws which generally allow a person to sue us if that person was injured by a legally intoxicated person who was wrongfully served alcoholic beverages at one of our restaurants. The restaurant industry has also been subject to a growing number of claims that the menus and actions of restaurant chains have led to the obesity of certain of their guests. In addition, we may also be subject to lawsuits from our employees or others alleging violations of federal and state laws regarding workplace and employment matters, discrimination and similar matters. A number of these lawsuits have resulted in the payment of substantial damages by the defendants.

Regardless of whether any claims against us are valid or whether we are liable, claims may be expensive to defend and may divert time and money away from our operations. In addition, they may generate negative publicity, which could reduce guest traffic and sales. Although we maintain what we believe to be adequate levels of insurance, insurance may not be available at all or in sufficient amounts to cover any liabilities with respect to these or other matters. A judgment or other liability in excess of our insurance coverage for any claims or any adverse publicity resulting from claims could adversely affect our business and results of operations.

Our business is subject to substantial government regulation.

Our business is subject to extensive federal, state and local government regulation, including regulations related to the preparation and sale of food, the sale of alcoholic beverages, the sale and use of tobacco, zoning and building codes, land use and employee, health, sanitation and safety matters. For example, the preparation, storing and serving of food and the use of certain ingredients is subject to heavy regulation. Alcoholic beverage control regulations govern various aspects of our restaurants’ daily operations, including the minimum age of patrons and employees, hours of operation, advertising, wholesale purchasing and inventory control, handling and storage. Typically our restaurants’ licenses to sell alcoholic beverages must be renewed annually and may be suspended or revoked at any time for cause. In addition, because we operate in a number of different states, we are also required to comply with a number of different laws covering the same topics. The failure of any of our restaurants to timely obtain and maintain necessary governmental approvals, including liquor or other licenses, permits or approvals required to serve alcoholic beverages or food could delay or prevent the opening of a new restaurant or prevent regular day-to-day operations, including the sale of alcoholic beverages, at a restaurant that is already operating, any of which would adversely affect our business and results of operations.

In addition, the costs of operating our restaurants may increase if there are changes in laws governing minimum hourly wages, working conditions, overtime and tip credits, health care, workers’ compensation insurance rates, unemployment tax rates, sales taxes or other laws and regulations such as those governing access for the disabled, including the Americans with Disabilities Act. For example, the Federal Patient Protection and Affordable Care Act, or PPACA, which was enacted on March 23, 2010, among other things, includes guaranteed coverage requirements and imposes new taxes on health insurers and health care benefits that could increase the costs of providing health benefits to employees. In addition, because we have a significant number of restaurants located in certain states, regulatory changes in these states could have a disproportionate impact on our business. If any of the foregoing increased costs and we were unable to offset the change by increasing our menu prices or by other means, our business and results of operations could be adversely affected.

Government regulation can also affect guest traffic at our restaurants. A number of states, counties and cities have enacted menu labeling laws requiring multi-unit restaurant operators to disclose certain nutritional information. For example, the PPACA establishes a uniform, federal requirement for restaurant chains with 20 or more locations operating under the same trade name and offering substantially the same menus to post nutritional information on their menus, including the total number of calories. The law also requires such restaurants to provide to consumers, upon request, a written summary of detailed nutritional information, including total calories and calories from fat, total fat, saturated fat, cholesterol, sodium, total carbohydrates, complex carbohydrates, sugars, dietary fiber, and total protein in each serving size or other unit of measure, for each standard menu item. The FDA is also permitted to require additional nutrient disclosures, such as trans fat content. We are not currently subject to requirements to post nutritional information on our menus or in our restaurants, but because we currently operate 20 Sullivan’s locations, we would be subject to the rules established by the FDA under the PPACA were they effective today. The final rules are expected to be published by June 30, 2012. Our compliance with the PPACA or other similar laws to which we may become subject could reduce demand for our menu offerings, reduce guest traffic and/or reduce average revenue per guest, which would have an adverse effect on our revenue. Also, further government regulation restricting smoking in restaurants and bars, may reduce guest traffic. Any reduction in guest traffic related to these or other government regulations could affect revenues and adversely affect our business and results of operations.

To the extent that governmental regulations impose new or additional obligations on our suppliers, including, without limitation, regulations relating to the inspection or preparation of meat, food and other products used in our business, product availability could be limited and the prices that our suppliers charge us could increase. We may not be able to offset these costs through increased menu prices, which could have a material adverse effect on our business. If any of our restaurants were unable to serve particular food products, even for a short period of time, or if we are unable to offset increased costs, our business and results of operations could be adversely affected.

Changes to minimum wage laws could increase our labor costs substantially.

Under the minimum wage laws in most jurisdictions, we are permitted to pay certain hourly employees a wage that is less than the base minimum wage for general employees because these employees receive tips as a substantial part of their income. As of December 27, 2011, approximately 49% of our employees earn this lower minimum wage in their respective locations since tips constitute a substantial part of their income. If cities, states or the federal government change their laws to require all employees to be paid the general employee minimum base wage regardless of supplemental tip income, our labor costs would increase substantially. In addition, any increase in the minimum wage, such as the increase in the minimum wage on July 24, 2009 to $7.25 per hour under the Federal Minimum Wage Act of 2007, would increase our costs. Certain states in which we operate restaurants have adopted or are considering adopting minimum wage statutes that exceed the federal minimum wage as well. We may be unable or unwilling to increase our prices in order to pass these increased labor costs on to our guests, in which case, our business and results of operations could be adversely affected.

We occupy most of our restaurants under long-term non-cancelable leases for which we may remain obligated to perform under even after a restaurant closes, and we may be unable to renew leases at the end of their terms. We also guarantee five leases with third parties for affiliates of Lone Star Fund.

All but two of our restaurants are located in leased premises. Many of our current leases are non-cancelable and typically have terms ranging from five to 15 years with renewal options for terms ranging from five to 10 years. We believe that leases that we enter into in the future will be on substantially similar terms. If we were to close or fail to open a restaurant at a location we lease, we would generally remain committed to perform our obligations under the applicable lease, which could include, among other things, payment of the base rent for the balance of the lease term. Our obligation to continue making rental payments and fulfilling other lease obligations in respect of leases for closed or unopened restaurants could have a material adverse effect on our business and results of operations. Alternatively, at the end of the lease term and any renewal period for a restaurant, we may be unable to renew the lease without substantial additional cost, if at all. If we cannot renew such a lease we may be forced to close or relocate a restaurant, which could subject us to construction and other costs and risks. We also guarantee five leases entered into by various operating subsidiaries of Lone Star Steakhouse & Saloon that were entered into by certain of the Casual Dining Companies prior to the acquisition of Lone Star Steakhouse and Saloon by Lone Star Fund. At December 27, 2011, the maximum potential amount of future lease payments we could be required to make as a result of the guarantees was $2.5 million. The entities that are party to these leases are not controlled or managed by us. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Off-Balance Sheet Arrangements.” If we are required to make payments under one of our leases after a restaurant closes or one of the leases that we guarantee, or if we are unable to renew our restaurant leases, our business and results of operations could be adversely affected.

The impact of negative economic factors, including the availability of credit, on our landlords and other retail center tenants could negatively affect our financial results.

Negative effects on our existing and potential landlords due to the inaccessibility of credit and other unfavorable economic factors may, in turn, adversely affect our business and results of operations. If our landlords are unable to obtain financing or remain in good standing under their existing financing arrangements, they may be unable to provide construction contributions or satisfy other lease covenants to us. If any landlord files for bankruptcy protection, the landlord may be able to reject our lease in the bankruptcy proceedings. While we would have the option to retain our rights under the lease, we could not compel the landlord to perform any of its obligations and would be left with damages as our sole recourse. In addition, if our landlords are unable to obtain sufficient credit to continue to properly manage their retail sites, we may experience a drop in the level of quality of such retail centers. Our development of new restaurants may also be adversely affected by the negative financial situations of developers and potential landlords. Many landlords have delayed or cancelled recent development projects (as well as renovations of existing projects) due to the instability in the credit markets and recent declines in consumer spending, which has reduced the number of high-quality locations available that we would consider for our new restaurants. In addition, several other tenants at retail centers in which we are located or where we have executed leases have ceased operations or, in some cases, have deferred openings or failed to open after committing to do so. These failures may lead to reduced guest traffic and a general deterioration in the surrounding retail centers in which our restaurants are located and may contribute to lower guest traffic at our restaurants. If any of the foregoing affect any of our landlords or their other retail tenants our business and results of operations may be adversely affected.

Fixed rental payments account for a significant portion of our operating expenses, which increases our vulnerability to general adverse economic and industry conditions and could limit our operating and financing flexibility.

Payments under our operating leases account for a significant portion of our operating expenses and we expect the new restaurants we open in the future will similarly be leased by us. Specifically, payments under our operating leases accounted for 11.1%, 11.1% and 13.0% of our restaurant operating expenses in 2009, 2010 and 2011, respectively. Our substantial operating lease obligations could have significant negative consequences, including:

•	increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our ability to obtain additional financing;

•	requiring a substantial portion of our available cash flow to be applied to our rental obligations, thus reducing cash available for other purposes;

•	limiting our flexibility in planning for or reacting to changes in our business or the industry in which we compete; and

•	placing us at a disadvantage with respect to some of our competitors.

We depend on cash flow from operations to pay our lease obligations and to fulfill our other cash needs. If our business does not generate sufficient cash flow from operating activities and sufficient funds are not otherwise available to us from borrowings under our credit facility or other sources, we may not be able to meet our operating lease obligations, grow our business, respond to competitive challenges or fund our other liquidity and capital needs, which could adversely affect our business and results of operations.

Our level of indebtedness and any future indebtedness we may incur may limit our operational and financing flexibility and negatively impact our business.

We currently have a credit facility that provides for a term loan of $70.0 million and a revolving loan of up to $10.0 million. On an as adjusted basis giving effect to this offering and the application of the proceeds, as of December 27, 2011, we would have had approximately $            million of total indebtedness. In particular, we expect to have approximately $            million and $            million of outstanding indebtedness under our term loan facility and revolving credit facility, respectively, after giving effect to this offering and the application of the proceeds. See “Use of Proceeds.” For the years ended December 28, 2010 and December 27, 2011, our net principal repayments on indebtedness were $26.4 million and $80.7 million, respectively, and cash interest expenses for such periods were $10.0 million and $5.9 million, respectively. In addition, we may incur substantial additional indebtedness in the future. Our credit facility, and other debt instruments we may enter into in the future, may have important consequences to you, including the following:

•	our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired;

•	we are required to use a significant portion of our cash flows from operations to pay interest on our indebtedness, which will reduce the funds available to us for operations and other purposes;

•	our level of indebtedness could place us at a competitive disadvantage compared to our competitors that may have proportionately less debt;

•	our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate may be limited; and

•	our level of indebtedness may make us more vulnerable to economic downturns and adverse developments in our business.

Following this offering we expect that we will depend primarily on cash generated by our operations for funds to pay our expenses and any amounts due under our credit facility and any other indebtedness we may incur. Our ability to make these payments depends on our future performance, which will be affected by financial, business, economic and other factors, many of which we cannot control. Our business may not generate sufficient cash flows from operations in the future and our currently anticipated growth in revenues and cash flows may not be realized, either or both of which could result in our being unable to repay indebtedness or to fund other liquidity needs. If we do not have enough money, we may be required to refinance all or part of our then existing debt, sell assets or borrow more money, in each case on terms that are not acceptable to us, or at all. In addition, the terms of existing or future debt agreements, including our existing credit facility, may restrict us from adopting any of these alternatives. Our ability to recapitalize and incur additional debt in the future could also delay or prevent a change in control of our company, make some transactions more difficult and impose additional financial or other covenants on us. Our current indebtedness and any inability to pay our debt obligations as they come do or inability to incur additional debt could adversely affect our business and results of operations.

The terms of our credit facility impose operating and financial restrictions on us.

Our credit facility contains a number of significant restrictions and covenants that generally limit our ability to, among other things:

•	pay dividends or purchase stock or make other restricted payments to our equityholders;

•	incur additional indebtedness;

•	issue guarantees;

•	make investments;

•	use assets as security in other transactions;

•	sell assets or merge with or into other companies;

•	make capital expenditures;

•	enter into transactions with affiliates;

•	sell equity or other ownership interests in our subsidiaries; and

•	create or permit restrictions on our subsidiaries’ ability to make payments to us.

Our credit facility limits our ability to engage in these types of transactions even if we believed that a specific transaction would contribute to our future growth or improve our operating results. Our credit facility also requires us to achieve specified financial and operating results and maintain compliance with specified financial ratios. Specifically, these covenants require that we have a fixed charge coverage ratio of greater than 1.50, a leverage ratio of less than 3.25, consolidated liquidity of greater than or equal to $3.0 million and adjusted restaurant-level EBITDA (as defined in the credit facility) of greater than or equal to $30.0 million. As of December 27, 2011, we were in compliance with each of these tests. Specifically, as of December 27, 2011, the fixed charge coverage ratio was 2.45, the leverage ratio was 1.55, our consolidated liquidity was approximately $24.1 million and our adjusted restaurant-level EBITDA was approximately $7.2 million. Our ability to comply with these provisions may be affected by events beyond our control. A breach of any of these provisions or our inability to comply with required financial ratios in our credit facility could result in a default under the credit facility in which case the lenders will have the right to declare all borrowings to be immediately due and payable. In addition, the lenders will have the right to declare all borrowings to be immediately due and payable upon the occurrence of certain change of control events relating to us. If we are unable to repay all borrowings when due, whether at maturity or if declared due and payable following a default or change of control event, the lenders would have the right to proceed against the collateral granted to secure the indebtedness. If we breach these covenants or fail to comply with the terms of the credit facility, or a change of control event occurs, and the lenders accelerate the amounts outstanding under the credit facility our business and results of operations would be adversely affected.

Our credit facility carries floating interest rates, thereby exposing us to market risk related to changes in interest rates. Accordingly, our business and results of operations may be adversely affected by changes in interest rates. Assuming a 100 basis point increase on our base interest rate on our credit facility and a full drawdown on the term loan and revolving credit facility, our interest expense would increase by approximately $0.8 million over the course of 12 months. As of December 27, 2011, we had fully drawn the $70.0 million term loan, and we had no borrowings outstanding under the $10.0 million revolving credit facility.

We could face labor shortages that could slow our growth and adversely impact our ability to operate our restaurants.

Our success depends in part upon our ability to attract, motivate and retain a sufficient number of qualified employees, including restaurant managers, kitchen staff and servers, necessary to keep pace with our anticipated expansion schedule and meet the needs of our existing restaurants. A sufficient number of qualified individuals of the requisite caliber to fill these positions may be in short supply in some communities. Competition in these communities for qualified staff could require us to pay higher wages and provide greater benefits. Any inability to recruit and retain qualified individuals may also delay the planned openings of new restaurants and could adversely impact our existing restaurants. Any such inability to retain or recruit qualified employees, increased costs of attracting qualified employees or delays in restaurant openings could adversely affect our business and results of operations.

The failure to enforce and maintain our intellectual property rights could enable others to use names confusingly similar to the names and marks used by our restaurants, which could adversely affect the value of our brands.

We have registered, or have applications pending to register, the names Del Frisco’s, Double Eagle Steak House, Sullivan’s, Del Frisco’s Grille and certain other names and logos used by our restaurants as trade names, trademarks or service marks with the United States Patent and Trademark Office and in certain foreign countries. We have the exclusive right to use these trademarks throughout the United States, other than with respect to one location in Louisville, Kentucky, including the 50 mile surrounding area, where an unrelated third party has the right to use a specific registration of the Del Frisco’s name in Jefferson and Fayette Counties in Kentucky, Marion County in Indiana and Hamilton County in Ohio, and one location in Orlando, Florida, where an unrelated third party has a license to use the Del Frisco’s name in Orange, Seminole and Ocala counties through June 1, 2013, as described in greater detail in “Business—Intellectual Property.” The success of our business depends in part on our continued ability to utilize our existing trade names, trademarks and service marks as currently used in order to increase our brand awareness. In that regard, we believe that our trade names, trademarks and service marks are valuable assets that are critical to our success. The unauthorized use or other misappropriation of our trade names, trademarks or service marks could diminish the value of our brands and restaurant concepts and may cause a decline in our revenues and force us to incur costs related to enforcing our rights. In addition, the use of trade names, trademarks or service marks similar to ours in some markets may keep us from entering those markets. While we may take protective actions with respect to our intellectual property, these actions may not be sufficient to prevent, and we may not be aware of all incidents of, unauthorized usage or imitation by others. Any such unauthorized usage or imitation of our intellectual property, including the costs related to enforcing our rights, could adversely affect our business and results of operations.

Information technology system failures or breaches of our network security, including with respect to confidential information, could interrupt our operations and adversely affect our business.

We rely on our computer systems and network infrastructure across our operations, including point-of-sale processing at our restaurants. Our operations depend upon our ability to protect our computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external security breaches, viruses, worms and other disruptive problems. Any damage or failure of our computer systems or network infrastructure that causes an interruption in our operations could and subject us to litigation or actions by regulatory authorities. In addition, the majority of our restaurant sales are by credit or debit cards. Other restaurants and retailers have experienced security breaches in which credit and debit card information of their guests has been stolen. If this or another type of breach occurs at one of our restaurants, we may become subject to lawsuits or other proceedings for purportedly fraudulent transactions arising out of the actual or alleged theft of our guests’ credit or debit card information. Although we employ both internal resources and external consultants to conduct auditing and testing for weaknesses in our systems, controls, firewalls and encryption and intend to maintain and upgrade our security technology and operational procedures to prevent such damage, breaches or other disruptive problems, there can be no assurance that these security measures will be successful. Any such claim, proceeding or action by a regulatory authority, or any adverse publicity resulting from these allegations, could adversely affect our business and results of operations.

Risks Related to This Offering

There is no existing market for our common stock and we do not know if one will develop to provide you with adequate liquidity.

Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market, and if developed, may not be sustained, or how liquid any trading market might become. The initial public offering price for our common stock was determined by negotiations between us and the underwriters and does not purport to be indicative of prices that will prevail in the open market following this offering. The lack of an active market may also reduce the fair market value of your shares. An inactive market may also impair our ability to raise capital by selling shares of capital stock and may impair our ability to acquire other companies by using our shares as consideration. If an active trading market does not develop, you may have difficulty selling any of our common stock that you buy at the time you wish to sell them or at a price that you consider reasonable.

Our stock price may be volatile, the market price of our common stock may decline and you could lose all or a significant part of your investment.

Even if an active trading market for our common stock develops, the market price of our common stock could be subject to wide fluctuations in response to many factors, some of which are beyond our control, including:

•	our quarterly or annual earnings or those of other companies in our industry;

•

the failure of securities analysts to cover our common stock after this offering or changes in financial estimates by analysts who cover us, our competitors or the restaurant industry in general and the fine dining segment in particular;

•	announcements by us or our competitors of new locations or menu items, capacity changes, strategic investments or acquisitions;

•	actual or anticipated variations in our or our competitors’ operating results, and our and our competitors’ growth rates;

•	failure by us or our competitors to meet analysts’ projections or guidance that we or our competitors may give the market;

•	general or regional economic conditions;

•	fluctuations in operating results;

•	additions or departures of our senior management personnel;

•	terrorist acts;

•	changes in laws or regulations, or new interpretations or applications of laws and regulations, that are applicable to our business;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	short sales, hedging and other derivative transactions in the shares of our common stock;

•	future sales or issuances of our common stock, including sales or issuances by us, our directors or executive officers and our significant stockholders;

•	our dividend policy; and

•	investor perceptions of us, our competitors and our industry.

Furthermore, the stock markets recently have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations have often been unrelated or disproportionate to the operating performance of those companies. These broad market and restaurant industry fluctuations, as well as general economic, political and market conditions such as recessions or interest rate changes may cause the market price of our common stock to decline. If the market price of our common stock after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment.

In addition, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

If securities or industry analysts do not publish research or reports about our business, or if they change their recommendations regarding our stock adversely, our stock price and trading volume could decline.

The trading market for our common stock will be influenced in part by the research and other reports that industry or securities analysts may publish about us or our business. We do not currently have any and may never obtain research coverage by industry or financial analysts. If no or few analysts commence coverage of us, the trading price of our stock would likely decrease. Even if we do obtain analyst coverage, if one or more of the analysts who cover us downgrade our stock or if analysts issue other unfavorable commentary, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Lone Star Fund owns a substantial portion of our common stock, it may have conflicts of interest with other stockholders in the future and its significant ownership will limit your ability to influence corporate matters.

Immediately after this offering, Lone Star Fund will beneficially own approximately     % (or     % if the underwriters’ over-allotment option is exercised in full) of our outstanding common stock. As a result of this concentration of stock ownership, Lone Star Fund acting on its own has sufficient voting power to effectively control all matters submitted to our stockholders for approval that do not require a super majority, including director elections and proposed amendments to our bylaws.

In addition, this concentration of ownership may delay or prevent a merger, consolidation or other business combination or change in control of our company and make some transactions that might otherwise give you the opportunity to realize a premium over the then-prevailing market price of our common stock more difficult or impossible without the support of Lone Star Fund. The interests of Lone Star Fund may not always coincide with our interests as a company or the interests of other stockholders. Accordingly, Lone Star Fund could cause us to enter into transactions or agreements of which you would not approve or make decisions with which you would disagree. This concentration of ownership may also adversely affect our share price.

Additionally, Lone Star Fund is in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. Lone Star Fund may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. In recognition that principals, members, directors, managers, partners, stockholders, officers, employees and other representatives of Lone Star Fund and its affiliates and investment funds may serve as our directors or officers, our certificate of incorporation to be adopted in connection with this offering will provide, among other things, that none of Lone Star Fund or any principal, member, director, manager, partner, stockholder, officer, employee or other representative of Lone Star Fund has any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business that we do. In the event that any of these persons or entities acquires knowledge of a potential transaction or matter which may be a corporate opportunity for itself and us, we will not have any expectancy in such corporate opportunity, and these persons and entities will not have any duty to communicate or offer such corporate opportunity to us and may pursue or acquire such corporate opportunity for itself or direct such opportunity to another person. These potential conflicts of interest could have a material adverse effect on our business, financial condition, results of operations or prospects if, among other things, attractive corporate opportunities are allocated by the sponsors to themselves or their other affiliates. The terms of our certificate of incorporation to be adopted are more fully described in “Description of Capital Stock—Corporate Opportunities and Transactions with Lone Star Fund.”

Certain of our executive officers will have personal interests in the Offering.

Certain of our executive officers may receive payments, equity or both in connection with this offering. Specifically, we expect that Mr. Mednansky, our Chief Executive Officer, and Mr. Pennison, our Chief Financial Officer, will be paid a transaction bonus of $         and $        , respectively, by our parent company in connection with this offering, as discussed in greater detail under “Executive Compensation—Payments in Connection with the Offering—Transaction Bonus.” In addition, we intend to grant options to purchase shares of common stock to our executive officers under our equity incentive plan at the time of the pricing this offering with an exercise price equal to the initial public offering price, none of which will be vested at the time of the offering.

We are a “controlled company” within the meaning of the New York Stock Exchange and NASDAQ rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements.

Upon completion of this offering, Lone Star Fund will continue to control a majority of the voting power of our outstanding common stock. As a result, we are a “controlled company” within the meaning of the New York Stock Exchange and NASDAQ corporate governance standards. Under the New York Stock Exchange and NASDAQ rules, a company of which more than 50% of the voting power is held by another company is a “controlled company” and need not comply with certain requirements, including the requirement that a majority of the board of directors consist of independent directors and the requirements that our compensation and nominating and corporate governance committees be comprised entirely of independent directors. Following this offering, we intend to utilize these exemptions. As a result, we will not have a majority of independent directors nor will our nominating and compensation committees consist entirely of independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the New York Stock Exchange and NASDAQ corporate governance requirements.

Future sales of our common stock in the public market could cause our stock price to fall.

If our existing stockholder sells substantial amounts of our common stock in the public market following this offering, the market price of our common stock could decrease significantly. The perception in the public market that our existing stockholder might sell substantial amounts of our common stock could also depress the market price of our common stock. Any such sale or perception could also impair our ability to raise capital or pay for acquisitions using our equity securities.

Immediately after completion of this offering, we will have             shares of common stock outstanding, including             shares that will be beneficially owned by Lone Star Fund. Of our issued and outstanding shares, all of the shares sold in this offering will be freely transferable without restriction or additional registration other than shares held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. Following completion of this offering, Lone Star Fund will beneficially own approximately    % of our outstanding shares of common stock (or    % if the underwriters exercise their over-allotment option in full) and, unless such shares are registered under the Securities Act, may only be resold into the public markets in accordance with the requirements of Rule 144, including the volume limitations, manner of sale requirements and notice requirements thereof. See “Shares Eligible for Future Sale.” In addition, the remaining shares of our common stock that will be outstanding immediately after completion of this offering will become eligible for sale in the public markets from time to time, subject to Securities Act restrictions, following the expiration of lock-up agreements. We, Lone Star Fund, and our officers and directors have signed lock-up agreements with the underwriters that will, subject to certain exceptions, restrict the sale of shares of our common stock held by them for 180 days following the date of this prospectus, subject to extension in the case of an earnings release or material news or a material event relating to us. Deutsche Bank Securities, Inc. and Piper Jaffray & Co. may, without notice except in certain limited circumstances, release all or any portion of the shares of common stock subject to lock-up agreements. See “Underwriting” for a description of these lock-up agreements. Upon the expiration of the lock-up agreements described above, all of such shares will be eligible for resale in the public market, subject in the case of shares held by our affiliates, to the volume, manner of sale and other limitations under Rule 144. We expect that Lone Star Fund will be considered an affiliate of us 180 days after this offering based on their expected share ownership following this offering.

After completion of this offering, Lone Star Fund will have the right to demand that we file a registration statement with respect to the shares of our common stock held by it, and will have the right to include its shares in any registration statement that we file with the Securities and Exchange Commission, or SEC, subject to certain exceptions. See “Shares Eligible for Future Sale.” Any registration of the shares owned by Lone Star Fund would enable those shares to be sold in the public market, subject to certain restrictions in our registration rights agreement and the restrictions under the lock-up agreements referred to above.

The market price for shares of our common stock may drop significantly when the restrictions on resale by our existing stockholders lapse or if those restrictions on resale are waived. A decline in the price of shares of our common stock might impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities. In addition, following this offering, we intend to file a registration statement on Form S-8 under the Securities Act registering shares under our stock incentive plan. Subject to the terms of the awards granting the shares included in this registration statement and except for shares held by affiliates who will have certain restrictions on their ability to sell, the shares will be available for sale in the public market immediately after the registration statement is filed. We expect that the initial registration statement on Form S-8 will cover            shares of our common stock. See “Shares Eligible for Future Sale.”

If you purchase shares of common stock sold in this offering, you will experience immediate and substantial dilution.

If you purchase shares in this offering, the value of your shares based on our actual book value will immediately be less than the price you paid. This reduction in the value of your equity is known as dilution. This dilution occurs in large part because our earlier investors paid substantially less than the initial public offering price when they purchased their shares of our common stock. If you purchase shares in this offering, you will suffer, as of December 27, 2011, immediate dilution of $             per share (or $             if the underwriters exercise their over-allotment option in full), in the net tangible book value after giving effect to the sale of common stock in this offering at an initial public offering price of $             per share less underwriting discounts and commissions and the estimated expenses payable by us, and the application of the net proceeds as described in “Use of Proceeds.” If outstanding options to purchase our shares of common stock are exercised in the future you will experience additional dilution. In addition, if we raise funds by issuing additional securities, the newly issued shares will further dilute your percentage ownership of our company.

We plan to grant options in connection with this offering, and in the future expect to issue options, restricted stock and other forms of stock-based compensation, which have the potential to dilute stockholder value and cause the price of our common stock to decline.

We intend to grant options to purchase shares of common stock under our equity incentive plan at the time of the pricing of this offering with an exercise price equal to the initial public offering price, none of which will be vested at the time of this offering. In addition, we expect to offer stock options, restricted stock and other forms of stock-based compensation to our directors, officers and employees in the future. If the options that we issue are exercised, or any restricted stock that we may issue vests, and those shares are sold into the public market, the market price of our common stock may decline. In addition, the availability of shares of common stock for award under our equity incentive plan, or the grant of stock options, restricted stock or other forms of stock-based compensation, may adversely affect the market price of our common stock.

Our ability to raise capital in the future may be limited.

Our business and operations may consume resources faster than we anticipate. In the future, we may need to raise additional funds through the issuance of new equity securities, debt or a combination of both. Additional financing may not be available on favorable terms, or at all. If adequate funds are not available on acceptable terms, we may be unable to fund our capital requirements. If we issue new debt securities, the debt holders would have rights senior to common shareholders to make claims on our assets, and the terms of any debt could restrict our operations, including our ability to pay dividends on our common stock. If we issue additional equity securities, existing shareholders will experience dilution, and the new equity securities could have rights senior to those of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our shareholders bear the risk of our future securities offerings reducing the market price of our common stock and diluting their interest.

We are a holding company and depend on the cash flow of our subsidiaries.

We are a holding company with no material assets other than the equity interests of our subsidiaries. Our subsidiaries conduct substantially all of our operations and own substantially all of our assets and intellectual property. Consequently, our cash flow and our ability to meet our obligations and pay any future dividends to our stockholders depends upon the cash flow of our subsidiaries and the payment of funds by our subsidiaries directly or indirectly to us in the form of dividends, distributions and other payments. Any inability on the part of our subsidiaries to make payments to us could have a material adverse effect on our business, financial condition and results of operations.

Provisions of our charter documents, Delaware law and other documents could discourage, delay or prevent a merger or acquisition at a premium price.

Provisions in our certificate of incorporation and bylaws that we intend to adopt prior to the consummation of this offering may have the effect of delaying or preventing a change of control or changes in our management. For example, our certificate of incorporation and bylaws include provisions that:

•

permit us to issue without stockholder approval preferred stock in one or more series and, with respect to each series, fix the number of shares constituting the series and the designation of the series, the voting powers, if any, of the shares of the series and the preferences and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of the series;

•	restrict the ability of stockholders to act by written consent or to call special meetings after such time as Lone Star Fund owns less than a majority of our common stock;

•	limit the ability of stockholders to amend our certificate of incorporation and bylaws;

•	require advance notice for nominations for election to the board of directors and for stockholder proposals;

•	do not permit cumulative voting in the election of our directors, which means that the holders of a majority of our common stock may elect all of the directors standing for election; and

•	establish a classified board of directors with staggered three-year terms.

These provisions may discourage, delay or prevent a merger or acquisition of our company, including a transaction in which the acquiror may offer a premium price for our common stock.

We are also subject to Section 203 of the Delaware General Corporation Law, or the DGCL, which, subject to certain exceptions, prohibits us from engaging in any business combination with any interested stockholder, as defined in that section, for a period of three years following the date on which that stockholder became an interested stockholder. In addition, our equity incentive plan will permit vesting of stock options and restricted stock, and payments to be made to the employees thereunder in certain circumstances, in connection with a change of control of our company, which could discourage, delay or prevent a merger or acquisition at a premium price. In addition, our credit facility includes, and other debt instruments we may enter into in the future may include, provisions entitling the lenders to demand immediate repayment of all borrowings upon the occurrence of certain change of control events relating to our company, which also could discourage, delay or prevent a business combination transaction. See “Description of Capital Stock—Provisions of Our Certificate of Incorporation and Bylaws to be Adopted and Delaware Law That May Have an Anti-Takeover Effect.”

If we are unable to implement and maintain the effectiveness of our internal control over financial reporting, our independent registered public accounting firm may not be able to provide an unqualified report on our internal controls, which could adversely affect our stock price.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules adopted by the SEC and the Public Company Accounting Oversight Board, starting with the second annual report that we file with the SEC after the consummation of this offering, our management will be required to report on, and our independent registered public accounting firm to attest to, the effectiveness of our internal control over financial reporting. We may encounter problems or delays in completing the implementation of any changes necessary to our internal control over financial reporting to conclude such controls are effective. If we and our independent registered public accounting firm conclude that our internal control over financial reporting is not effective, investor confidence and our stock price could decline.

Matters impacting our internal controls may cause us to be unable to report our financial information on a timely basis and thereby subject us to adverse regulatory consequences, including sanctions by the SEC or violations of applicable stock exchange listing rules, and result in a breach of the covenants under our financing arrangements. There also could be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements. Confidence in the reliability of our financial statements also could suffer if we or our independent registered public accounting firm were to report a material weakness in our internal controls over financial reporting. This could materially adversely affect us and lead to a decline in the price of our common stock.

Because we do not anticipate paying any dividends for the foreseeable future, you may not receive any return on your investment unless you sell your common stock for a price greater than that which you paid for it.

Although the agreements governing our indebtedness do not directly restrict our ability to do so, we do not anticipate paying any dividends to our stockholders for the foreseeable future. Accordingly, you may have to sell some or all of your common stock in order to generate cash flow from your investment. You may not receive a gain on your investment when you sell our common stock and may lose some or the entire amount of your investment. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon our financial condition, operating results, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant.

We could incur increased costs as a result of being a publicly-traded company.

As a company with publicly-traded securities, we could incur significant legal, accounting and other expenses not presently incurred. In addition, the Sarbanes-Oxley Act of 2002, as well as rules promulgated by the SEC and the stock exchange on which we will list our common stock, require us to adopt corporate governance practices applicable to U.S. public companies. These rules and regulations may increase our legal and financial compliance costs and may place a strain on our systems and resources. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. To maintain and improve the effectiveness of our disclosure controls and procedures, we will need to commit significant resources, hire additional staff and provide additional management oversight. We will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. In addition, sustaining our growth also will require us to commit additional management, operational and financial resources to identify new professionals to join our firm and to maintain appropriate operational and financial systems to adequately support expansion. We have also been transitioning certain services previously provided to us by affiliates of Lone Star Fund, our controlling shareholder, to internal or third party providers in preparation for the termination of our Asset Advisory Agreement with them upon the completion of this offering. These services include, among other things, real estate management and legal advisory services. See “Certain Relationships and Related Party Transactions—Relationships with Lone Star Fund and its Affiliates—Termination of Asset Advisory Agreement.” These activities and the related transitions may not be successful and may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. We expect to incur significant additional annual expenses related to these steps and, among other things, additional directors and officers liability insurance, director fees, reporting requirements, transfer agent fees, hiring additional accounting, legal and administrative personnel, increased auditing and legal fees and similar expenses.

Our reported financial results may be adversely affected by changes in accounting principles applicable to us.

Generally accepted accounting principles in the U.S. are subject to interpretation by the Financial Accounting Standards Board, or FASB, the American Institute of Certified Public Accountants, the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of a change. In addition, the SEC has announced a multi-year plan that could ultimately lead to the use of International Financial Reporting Standards by U.S. issuers in their SEC filings. Any such change could have a significant effect on our reported financial results.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes “forward-looking statements.” Forward-looking statements are those that do not relate solely to historical fact. They include, but are not limited to, any statement that may predict, forecast, indicate or imply future results, performance, achievements or events. They may contain words such as “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “target,” “project,” “likely,” “will,” “would,” “could” and words or phrases of similar meaning. Forward-looking statements may relate to, among other things:

•	our ability to successfully adjust to changes in consumer preferences, discretionary spending patterns and general economic conditions, including recent economic events;

•	our restaurants’ ability to successfully compete;

•	our expectations regarding future growth, including our ability to open new restaurants and operate them profitably;

•	our ability to develop the Grille and any other new concepts;

•	our ability to maintain and grow our reputation and the acceptance of our brands;

•	our expectations regarding higher operating costs, including labor costs;

•	our ability to obtain our principal food products and manage related costs;

•	our expectations regarding the seasonality of our business;

•	our expectations regarding litigation or other legal proceedings;

•	the impact of federal, state or local government statutes, rules and regulations;

•	our expectations regarding the loss of key members of our management team or employees;

•	our expectations regarding our liquidity and capital resources, including our ability to meet our lease obligations;

•	our expectations regarding the amount and terms of our existing or future indebtedness;

•	our ability to maintain adequate protection of our intellectual property; and

•	the other matters described in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business.”

Given these risks and uncertainties, we urge you to read this prospectus completely with the understanding that actual future results may be materially different from what we plan or expect. These factors and the other risk factors described in this prospectus are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on forward-looking statements.

All future written and verbal forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking statements made in this prospectus may not prove to be correct.

USE OF PROCEEDS

Our net proceeds from this offering will be approximately $             million (or approximately $             million if the underwriters exercise in full their over-allotment option to purchase up to             additional shares of our common stock), based on an assumed initial public offering price of $             per share, which is the midpoint of the estimated price range appearing on the cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering as follows:

•	$ million to repay outstanding borrowings under our credit facility, including accrued interest;

•

$3.0 million to make a one-time payment to Lone Star Fund, an affiliate of our controlling shareholder, in consideration for the termination of our asset advisory agreement upon consummation of this offering as described under “Certain Relationships and Related Party Transactions—Termination of Asset Advisory Agreement;” and

•	the remainder of the net proceeds for working capital and other general corporate purposes.

The terms of our credit facility require us to use at least 50% of the net proceeds from all equity offerings, including this offering, to repay outstanding indebtedness under the facility. As of April 13, 2012, the balance outstanding under our credit facility was $65.0 million. Our credit facility matures in July 2016 and bears interest at an amount between LIBOR plus 4.75% and LIBOR plus 5.75%, depending on our leverage ratio. For additional information regarding our liquidity and outstanding indebtedness, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

The selling stockholder will receive approximately $             million (or approximately $             million if the underwriters exercise in full their over-allotment option) from this offering. We will not receive any proceeds from the sale of shares by the selling stockholder.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock and do not anticipate paying cash dividends on our common stock for the foreseeable future. We anticipate that we will retain all of our future earnings, if any, for use in the development and expansion of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon our financial condition, operating results and other factors our board of directors deems relevant.

Our credit facility contains, and debt instruments that we enter into in the future may contain, covenants that place limitations on the amount of dividends we may pay. In addition, under Delaware law, our board of directors may declare dividends only to the extent of our surplus, which is defined as total assets at fair market value minus total liabilities, minus statutory capital, or, if there is no surplus, out of our net profits for the then current and immediately preceding year.

CAPITALIZATION

The table below sets forth our cash and cash equivalents and capitalization as of December 27, 2011:

•	on a consolidated basis;

•

on a pro forma basis to reflect the completion of our corporate reorganization where Del Frisco’s Restaurant Group, LLC is converted into a Delaware corporation and renamed Del Frisco’s Restaurant Group, Inc.; and

•

on a pro forma as adjusted basis to give effect to the issuance and sale of             shares of our common stock offered by us in this offering at an assumed offering price of $             per share, which is the midpoint of the estimated price range appearing on the cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us and the application of such proceeds as described in “Use of Proceeds,” including the use of $             million of the proceeds received by us to repay outstanding borrowings under our credit facility, including accrued interest.

You should read this table together with the information in this prospectus under “Use of Proceeds,” “Selected Consolidated and Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Capital Stock,” and with the consolidated financial statements and the related notes to those statements included elsewhere in this prospectus.

	As of December 27, 2011
	Actual	Pro Forma	Pro Forma As Adjusted
		(Unaudited)
	(in thousands, except share amounts)
Cash and cash equivalents	$14,119	$	$

Credit facility, including current portion	$70,000	$	$
Advances due affiliate	—
Stockholders’ equity:
Membership units	51,359
Undesignated preferred stock, $ par value per share: no shares authorized, issued or outstanding actual, shares authorized, no shares issued and outstanding pro forma and pro forma as adjusted	—
Common stock, no par value per share: no shares authorized, issued or outstanding actual, shares authorized, shares issued and outstanding pro forma and shares issued and outstanding pro forma as adjusted	—
Additional paid-in capital	—
Retained earnings	$46,097	$	$

Total stockholders’ equity	$97,456	$	$

Total capitalization	$181,575	$	$

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share (the midpoint of the initial public offering price range set forth on the cover page of this prospectus) would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

DILUTION

Dilution represents the difference between the amount per share paid by investors in this offering and the as adjusted net tangible book value per share of our common stock immediately after this offering. The data in this section have been derived from our consolidated balance sheet as of December 27, 2011. Net tangible book value per share is equal to our total tangible assets less the amount of our total liabilities, divided by the sum of the number of our shares of common stock outstanding. Our net tangible book value as of December 27, 2011 was $            million, or $            per share of common stock.

After giving effect to our receipt of the estimated net proceeds from our sale of common stock in this offering at an assumed offering price of $            per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and other estimated offering expenses payable by us and the application of such proceeds as described in “Use of Proceeds,” our net tangible book value, as adjusted, as of December 27, 2011 would have been $            million, or $             per share of common stock. This represents an immediate decrease in net tangible book value to our existing stockholders of $            per share and an immediate dilution to new investors in this offering of $            per share. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$

Net tangible book value per share of common stock as of December 27, 2011	$
Pro forma increase in net tangible book value per share attributable to new investors

Pro forma net tangible book value per share after the offering

Dilution per share to new investors		$

The following table shows on a pro forma basis at December 27, 2011, after giving effect to the completion of our corporate reorganization, the total cash consideration paid to us and the average price per share paid by existing stockholders and by new investors in this offering before deducting underwriting discounts and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	%		Amount	%
Existing stockholders			%	$		%	$
New investors

Total		100%		$	100%

This discussion of dilution, and the table quantifying it, assumes no exercise of any outstanding stock options after December 27, 2011. Before we complete our public offering, we will have outstanding options to purchase approximately            shares of common stock at an exercise price equal to the offering price set forth on the cover of this prospectus.

The information in the preceding table has been calculated using an assumed initial public offering price of $             per share. A $1.00 increase or decrease in the assumed initial public offering price per share would increase or decrease, respectively, the as adjusted net tangible book value per share of common stock after this offering by $            per share and increase or decrease, respectively, the dilution per share of common stock to new investors in this offering

by $             per share, in each case calculated as described above and assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

If the underwriters exercise their over-allotment option in full, our existing stockholders would own approximately    % and our new investors would own approximately    % of the total number of shares of our common stock outstanding immediately after this offering, based on shares outstanding as of December 27, 2011, and the total consideration paid by our existing common stockholders and new investors would be approximately $            (or    %) and $            (or    %), respectively.

An aggregate of            additional shares of our common stock will initially be available for future awards under the equity incentive plan that we intend to implement in connection with this offering. To the extent that we grant awards in the future with exercise prices below the initial public offering price in this offering, investors purchasing in this offering will incur additional dilution.

SELECTED CONSOLIDATED AND COMBINED FINANCIAL DATA

The selected consolidated and combined financial data below are derived from our consolidated financial statements for 2007 through 2011 which have been audited by an independent registered public accounting firm. The consolidated financial data for the fiscal years ended December 31, 2007 and December 30, 2008 and as of the fiscal years then ended are derived from our historical financial statements not included elsewhere in this prospectus. The selected consolidated financial data as of December 28, 2010 and December 27, 2011 and for the fiscal years ended December 29, 2009, December 28, 2010 and December 27, 2011 are derived from our audited consolidated financial statements appearing elsewhere in this prospectus.

The selected consolidated financial data below represent portions of our financial statements and are not complete. Additionally, the financial and operating data set forth below may not reflect the many significant changes that will occur in the operations and capitalization of our company as a result of the reorganization. You should read this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes to those statements included elsewhere in this prospectus. Historical results are not necessarily indicative of future performance.

	Fiscal Year Ended(1)
	December 31, 2007		December 30, 2008		December 29, 2009		December 28, 2010		December 27, 2011
	(in thousands, except per share amounts)
Income Statement Data:
Revenues		$163,868		$178,386		$160,177		$165,575		$201,629
Costs and expenses:
Costs of sales		56,850		58,587		47,593		50,339		61,647
Restaurant operating expenses		67,290		73,718		69,209		73,404		88,210
Marketing and advertising costs		3,293		3,473		3,523		2,825		4,359
Pre-opening costs		2,124		2,469		493		798		3,018
General and administrative		4,719		6,354		8,236		7,512		10,640
Abandoned registration costs		—		2,379		—		—		—
Costs associated with strategic alternatives and merger expense		223		—		—		—		—
Management and accounting fees paid to related party		2,907		2,104		2,878		3,345		3,399
Non-cash impairment charges		—		—		—		—		1,400
Depreciation and amortization		3,333		4,555		6,422		6,624		7,146

Operating income		23,129		24,747		21,823		20,728		21,810
Other income (expense), net:
Interest expense— affiliates		(4,533)		(2,295)		(2,281)		(1,775)		—
Interest expense— other		(4,355)		(10,147)		(5,942)		(9,906)		(8,856)
Other, net		290		(182)		36		(249)		(114)

Income from continuing operations before income taxes		14.531		12,123		13,636		8,798		12,840
Provision for (benefit from) income taxes		4,407		4,924		3,616		(44)		3,751

Income from continuing operations		10,124		7,199		10,020		8,842		9,089
Discontinued operations:
Loss from operations of discontinued restaurant		(309)		(68)		—		—		—
Income tax benefit		116		24		—		—		—

Loss on discontinued operations		(193)		(44)		—		—		—

Net income		$9,931		$7,155		$10,020		$8,842		$9,089

Pro forma net income per common share(2):
Basic and diluted	$		$		$		$		$

Shares used in computing pro forma unaudited net income per share(2):
Basic and diluted

	December 31, 2007	December 30, 2008	December 29, 2009	December 28, 2010	December 27, 2011
	(in thousands)
Balance Sheet Data (at end of period):
Cash and cash equivalents.	$8,205	$7,292	$13,257	$4,157	$14,119
Working capital (deficit)	(34,063)	(34,229)	1,061	(2,276)	3,773
Total assets	214,482	225,033	236,424	218,834	235,858
Total debt	151,004	151,706	150,544	78,922	70,000
Total member’s equity (deficit)	(18,674)	(10,154)	32,741	89,100	97,456

	Fiscal Year Ended(1)
	December 31, 2007	December 30, 2008	December 29, 2009	December 28, 2010	December 27, 2011
	(in thousands, except restaurant and percentage amounts)
Other Financial Data:
Net cash provided by operating activities	$20,625	$16,003	$18,916	$12,278	$28,079
Net cash used in investing activities	(5,491)	(16,947)	(28,538)	(1,489)	(6,727)
Net cash provided by (used in) financing activities	(15,669)	75	15,587	(19,889)	(11,390)
Capital expenditures	16,878	21,422	7,755	5,550	20,063
Adjusted EBITDA(3)	29,129	34,281	30,373	30,220	36,503
Adjusted EBITDA margin(4)	17.7%	19.2%	18.9%	18.3%	18.1%
Restaurant-level EBITDA(3)	36,212	42,256	39,852	39,007	47,413
Restaurant-level EBITDA margin(5)	22.1%	23.7%	24.9%	23.6%	23.5%

Operating Data:
Total restaurants (at end of period)	23	26	27	28	31
Total comparable restaurants (at end of period)(6)	20	21	23	27	27
Average sales per comparable restaurant	$7,762	$7,539	$6,049	$6,107	$6,668
Percentage Change in comparable restaurant sales(6)	2.6%	(2.3)%	(18.7)%	4.3%	11.2%

(1)	We utilize a 52- or 53-week accounting period which ends on the last Tuesday of December. The fiscal year ended December 30, 2008 had 53 weeks. The fiscal years ended December 31, 2007 December 29, 2009, December 28, 2010 and December 27, 2011 each had 52 weeks.
(2)	Unaudited pro forma basic and diluted income per share will be computed by dividing net income for each period by the shares of common stock to be issued following our conversion from a limited liability company to a corporation concurrent with the closing of this offering. Such shares will be assumed to be outstanding for all periods presented. There will be no potentially dilutive securities. There is no other impact to the financial statements as a result of converting from a limited liability company to a corporation, because our historical financial statements have included a provision for income taxes and related deferred income taxes.
(3)	For our definition of adjusted EBITDA and restaurant-level EBITDA and a discussion of why we consider them useful, see “Summary Historical Consolidated Financial and Operating Data.”

The following table presents a reconciliation of adjusted EBITDA and restaurant-level EBITDA to net income:

	Fiscal Year Ended
	December 31, 2007	December 30, 2008	December 29, 2009	December 28, 2010	December 27, 2011
	(in thousands)
Income from continuing operations	$10,124	$7,199	$10,020	$8,842	$9,089
Provision (benefit) for income taxes	4,407	4,924	3,616	(44)	3,751
Interest income	(290)	(170)	(36)	(75)	(16)
Interest expense—other	4,355	10,147	5,942	9,906	8,856
Interest expense—affiliate	4,533	2,295	2,281	1,775	—
Non-cash impairment charges	—	—	—	—	1,400
Depreciation and amortization	3,333	4,555	6,422	6,624	7,146
Lease guarantee payments	—	—	—	324	130
Pre-opening costs	2,124	2,469	493	798	3,018
Abandoned registration costs	—	2,379	—	—	—
Management fees and expenses(a)	543	483	1,635	2,070	3,129

Adjusted EBITDA	$29,129	$34,281	$30,373	$30,220	$36,503
General and administrative.	4,719	6,354	8,236	7,512	10,640
Related party shared services fees	2,364	1,621	1,243	1,275	270

Restaurant-level EBITDA	$36,212	$42,256	$39,852	$39,007	$47,413

(a)	Includes asset management fees and expenses paid to an affiliate of Lone Star Fund pursuant to our asset advisory agreement, but excludes amounts paid to another affiliate of Lone Star Fund for accounting, administrative and management services under our shared services agreement, which is referred to as the related party shared services fee. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial Definitions—Management and Accounting Fees Paid to Related Party” and “Certain Relationships and Related Party Transactions—Relationships with Lone Star Fund and its Affiliates—Termination of Asset Advisory Agreement.”

(4)	Adjusted EBITDA margin is the ratio of adjusted EBITDA to revenues.
(5)	Restaurant-level EBITDA margin is the ratio of restaurant-level EBITDA to revenues.
(6)	We consider a restaurant to be comparable in the first full period following the eighteenth month of operations. Changes in comparable restaurant sales reflect changes in sales for the comparable group of restaurants over a specified period of time.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our consolidated financial condition and results of operations for the fiscal years ended December 27, 2011, December 28, 2010 and December 29, 2009 should be read in conjunction with “Selected Consolidated and Combined Financial Data” and the consolidated and combined financial statements and related notes to those statements included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategies for our business, includes forward-looking statements that involve risks and uncertainties. You should review the section entitled “Risk Factors” for a discussion of important factors that could cause actual results to differ materially from the results described in, or implied by, the forward-looking statements contained in this prospectus.

Overview

We develop, own and operate three contemporary, high-end, complementary restaurants: Del Frisco’s Double Eagle Steak House, Sullivan’s Steakhouse, and Del Frisco’s Grille. We are a leader in the full-service steakhouse industry based on average unit volume, or AUV, EBITDA margin and comparable restaurant sales growth. We currently operate 31 restaurants in 18 states. Each of our three restaurant concepts offers steaks as well as other menu selections, such as chops and fresh seafood. These menu selections are complemented by an extensive, award-winning wine list. Del Frisco’s, Sullivan’s and the Grille are positioned within the fine dining segment and are designed to appeal to both business and local dining guests. Our Del Frisco’s restaurants are sited in urban locations to target guests seeking a “destination dining” experience while our Sullivan’s and Grille restaurants are intended to appeal to a broader demographic, allowing them to be located either in urban areas or in close proximity to affluent residential neighborhoods. We believe our success reflects consistent execution across all aspects of the dining experience, from the formulation of proprietary recipes to the procurement and presentation of high quality menu items and delivery of excellent guest service.

We believe we have an attractive unit economic model that enables us to generate high AUV and adjusted EBITDA margins. We generated revenues of $201.6 million for the fiscal year ended December 27, 2011, representing 21.8% total revenue growth and 11.2% comparable restaurant sales growth over 2010. We recorded net income of $9.1 million and adjusted EBITDA of $36.5 million for 2011, representing 2.8% net income growth and 20.8% adjusted EBITDA growth over 2010. Our 2011 operating income and adjusted EBITDA margins were 10.1% and 18.1%, respectively. For a reconciliation of adjusted EBITDA and adjusted EBITDA margin and a discussion of why we consider them useful, see “Prospectus Summary—Summary Historical Consolidated Financial and Operating Data.”

Our Growth Strategies and Outlook

Our growth model is comprised of the following three primary drivers:

•

Pursue Disciplined Restaurant Growth.    We believe that there are significant opportunities to grow our brands on a nationwide basis in both existing and new markets where we believe we can generate attractive unit-level economics. We are presented with many opportunities to grow our restaurant base, and we carefully evaluate each opportunity to determine that each site selected for development has a high probability of meeting our return on investment targets. Our disciplined growth strategy includes accepting only those sites that we believe present attractive rent and tenant allowance structures as well as reasonable construction costs given the sales potential of the site. We believe our concepts’ complementary market positioning and ability to coexist in the same markets, coupled with our flexible unit models, will allow us to expand each of our three concepts into a greater number of locations.

•

Grow Existing Revenue.    We will continue to pursue opportunities to increase the sales and average check at our existing restaurants, pursue targeted local marketing efforts and evaluate operational initiatives, including growth in private dining, designed to increase restaurant unit volumes.

•

Maintain Margins Throughout Our Growth.    We will continue to aggressively protect our margins using economies of scale, including marketing and purchasing synergies between our concepts and leveraging our corporate infrastructure as we continue to open new restaurants.

In 2011, we expanded our national platform by opening a Del Frisco’s in Boston, Massachusetts and our first two Grille restaurants in New York City and Dallas, Texas. We believe there are opportunities to open three to five restaurants annually, generally composed of one Del Frisco’s and two to four Sullivan’s and/or Grilles, with new openings of our Grille concept likely serving as the primary driver of new unit growth in the near term. In 2012 we expect to open four new restaurants, each of which will be leased, including a Del Frisco’s in Chicago, Illinois, and Grilles in Phoenix, Arizona, Washington, D.C. and Atlanta, Georgia. See “Business—Site Selection and Development” for a discussion of our targeted average cash investment for each concept and other information regarding the opening of a new location.

Performance Indicators

We use the following key metrics in evaluating the performance of our restaurants:

•

Comparable Restaurant Sales.    We consider a restaurant to be comparable during the first full quarter following the eighteenth month of operations. Changes in comparable restaurant sales reflect changes in sales for the comparable group of restaurants over a specified period of time. Changes in comparable sales reflect changes in guest count trends as well as changes in average check. Our comparable restaurant base consisted of 23, 27 and 27 restaurants at December 29, 2009, December 28, 2010 and December 27, 2011, respectively.

•

Average Check.    Average check is calculated by dividing total restaurant sales by guest counts for a given time period. Average check is influenced by menu prices and menu mix. Management uses this indicator to analyze trends in guests’ preferences, the effectiveness of menu changes and price increases and per guest expenditures.

•

Average Unit Volume.    Average unit volume, or AUV, consists of the average sales of our restaurants over a certain period of time. This measure is calculated by dividing total restaurant sales within a period by the number of restaurants operating during the relevant period. This indicator assists management in measuring changes in guest traffic, pricing and development of our concepts.

•	Guest Counts. Guest counts are measured by the number of entrees ordered at our restaurants over a given time period.

•

Adjusted EBITDA Margin.    Adjusted EBITDA margin represents net income before interest, taxes and depreciation and amortization plus the sum of certain non-operating expenses, including pre-opening costs, abandoned registration costs and management fees and expenses, as a percentage of our revenues. By monitoring and controlling our adjusted EBITDA margins, we can gauge the overall profitability of our company.

•

Restaurant-Level EBITDA Margin.    Restaurant-level EBITDA margin represents net income before interest, taxes and depreciation and amortization plus the sum of certain non-operating expenses, including pre-opening costs, abandoned registration costs, management fees and expenses and general and administrative expenses, as a percentage of our revenues. By monitoring and controlling our restaurant-level EBITDA margins, we can gauge the overall profitability of our core restaurant operations.

We operate on a 52/53-week fiscal year ending the last Tuesday of each December. Our fiscal quarters consist of 12, 12, 12, and 16 or 17 weeks, respectively.

Key Financial Definitions

Revenues.    Revenues consist primarily of food and beverage sales at our restaurants, net of any discounts, such as management meals and employee meals, associated with each sale. Additionally, revenues are net of the cost of rewards associated with our loyalty program. In 2011, food comprised 66% of food and beverage sales with beverage comprising the remaining 34%. Revenues are directly influenced by the number of operating weeks in the relevant period and comparable restaurant sales growth. Comparable restaurant sales growth reflects the change in year-over-year sales for the comparable restaurant base. Comparable restaurant sales growth is primarily influenced by the number of guests eating in our restaurants, which is influenced by the popularity of our menu items, competition with other restaurants in each market, our guest mix and our ability to deliver a high quality dining experience, and the average check, which is driven by menu mix and pricing.

Cost of Sales.    Cost of sales is comprised primarily of food and beverage expenses. We measure food and beverage costs by tracking cost of sales as a percentage of revenues. Food and beverage expenses are generally influenced by the cost of food and beverage items, distribution costs and menu mix. The components of cost of sales are variable in nature, increase with revenues, are subject to increases or decreases based on fluctuations in commodity costs, including beef prices, and depend in part on the controls we have in place to manage costs of sales at our restaurants.

Restaurant Operating Expenses.    We measure restaurant operating expenses as a percentage of revenue. Restaurant operating expenses include the following:

•

Labor expenses, which comprise restaurant management salaries, hourly staff payroll and other payroll-related expenses, including management bonus expenses, vacation pay, payroll taxes, fringe benefits and health insurance expenses and are measured by tracking hourly and total labor as a percentage of revenues;

•

Occupancy expenses, which comprise all occupancy costs, consisting of both fixed and variable portions of rent, common area maintenance charges, real estate property taxes and other related occupancy costs and are measured by tracking occupancy as a percentage of revenues; and

•

Other operating expenses, which comprise repairs and maintenance, utilities, operating supplies and other restaurant-level related operating expenses and are measured by tracking other operating expenses as a percentage of revenues.

Marketing and Advertising Costs.    Marketing and advertising costs include all media, production and related costs for both local restaurant advertising and national marketing. We measure the efficiency of our marketing and advertising expenditures by tracking these costs as a percentage of total revenues. We have historically spent approximately 1.5% to 2.5% of total revenues on marketing and advertising and expect to maintain this level in the near term.

Pre-opening Costs.    Pre-opening costs are costs incurred prior to opening a restaurant, and primarily consist of manager salaries, relocation costs, recruiting expenses, employee payroll and related training costs for new employees, including rehearsal of service activities, as well as lease costs incurred prior to opening. In addition, pre-opening expenses include marketing costs incurred prior to opening as well as meal expenses for entertaining local dignitaries, families and friends. We currently target pre-opening costs per restaurant at $0.8 million for a Del Frisco’s and a Grille and $0.6 million for a Sullivan’s.

General and Administrative Expenses.    General and administrative expenses are comprised of costs related to certain corporate and administrative functions that support development and restaurant operations and provide an infrastructure to support future company growth. These expenses reflect management, supervisory and staff salaries and employee benefits, travel, information systems, training, corporate rent, professional and consulting fees, technology and market research. We measure general and administrative costs by tracking general and administrative expenses as a percentage of revenues. These expenses are expected to increase as a result of costs associated with being a public company as well as costs related to our anticipated growth, including substantial training costs and significant investments in infrastructure. As we are able to leverage these investments made in our people and systems, we expect these expenses to decrease as a percentage of total revenues over time.

Management and Accounting Fees Paid to Related Party.    In December 2006, Lone Star Fund acquired Lone Star Steakhouse & Saloon, Inc., which owned the Del Frisco’s and Sullivan’s concepts, as well as others, including the Texas Land & Cattle and Lone Star Steakhouse & Saloon. We refer to this transaction in this prospectus as the Acquisition. Following the Acquisition, Lone Star Fund restructured the company to separate the concepts by, among other things, spinning off to one of its affiliates the subsidiaries that operated the Texas Land & Cattle and Lone Star Steakhouse & Saloon concepts. The subsidiaries of Lone Star Fund that operated these concepts were spun-off as part of the restructuring. These entities, which along with their affiliate companies, are referred to in this prospectus as the Casual Dining Companies, are wholly-owned by Lone Star Fund and are therefore considered related parties of us. We do not have any ownership interest in them and they do not have any ownership interest in us.

From December 13, 2006 to December 28, 2010, we were provided with certain accounting, administrative and management services by LS Management, Inc., one of the Casual Dining Companies, which we refer to in this prospectus as the Shared Services Provider, under a shared services agreement, or the Shared Services Agreement. The Shared Services Provider provided similar services to each of the other Casual Dining Companies. In exchange for these services, we were charged an accounting fee of $1,800 per restaurant per four-week accounting period, except for the New York City Del Frisco’s, which was charged $5,400 per four-week accounting period, plus a management fee equal to 19.5% of certain agreed upon expenses, as defined in the Shared Services Agreement, which totaled $1.2 million, $1.3 million and $0.3 million in 2009, 2010 and 2011, respectively. Effective January 1, 2011, we ended this relationship and InfoSync Services, LLC, a business process outsourcing provider focused exclusively on the restaurant industry, began providing similar services under a three-year agreement. We incurred expenses from InfoSync of $0.6 million for services provided during 2011 which is included in general and administrative expenses.

Additionally, since December 13, 2006, we have incurred an asset management fee from an affiliate of Lone Star Fund. This fee is billed monthly based upon the actual direct costs incurred by this affiliate in providing support to us. In 2009, 2010 and 2011, we paid this affiliate of Lone Star Fund approximately $1.6 million, $2.1 million and $3.1 million, respectively, for these services. Concurrent with this offering, this fee will be terminated in exchange for a lump sum $3.0 million payment from the proceeds to the Company of this offering. However, Lone Star Fund will beneficially own approximately     % of our outstanding common stock immediately after this offering. Therefore, Lone Star will continue to have the ability to exercise significant influence over our operations. See “Certain Relationships and Related Party Transactions—Relationships with Lone Star Fund and its Affiliates—Termination of Asset Advisory Agreement.”

We measure management and accounting fees paid as a percentage of revenue.

Depreciation and Amortization.    Depreciation and amortization includes depreciation of fixed assets and certain definite life intangible assets. We depreciate capitalized leasehold improvements over the shorter of the total expected lease term or their estimated useful life. As we accelerate our restaurant openings, depreciation and amortization is expected to increase as a result of our increased capital expenditures.

Results of Operations

The following table sets forth certain statements of income data for the periods indicated:

	Fiscal Year Ended
	December 29, 2009	December 28, 2010	December 27, 2011
		(in thousands)
Revenues	$160,177	$165,575	$201,629
Costs and expenses:
Cost of sales	47,593	50,339	61,647
Restaurant operating expenses	69,209	73,404	88,210
Marketing and advertising costs	3,523	2,825	4,359
Pre-opening costs	493	798	3,018
General and administrative expenses	8,236	7,512	10,640
Management and accounting fees paid to related party	2,878	3,345	3,399
Non-cash impairment charges	—	—	1,400
Depreciation and amortization	6,422	6,624	7,146

Operating income	21,823	20,728	21,810
Other income (expense), net:
Interest expense—affiliates	(2,281)	(1,775)	—
Interest expense—other	(5,942)	(9,906)	(8,856)
Other, net	36	(249)	(114)

Income from continuing operations before income taxes	13,636	8,798	12,840
Provision for income taxes	3,616	(44)	3,751

Income from continuing operations	$10,020	$8,842	$9,089

The following table sets forth certain statements of income data expressed as a percentage of revenues for the periods indicated:

	Fiscal Year Ended
	December 29, 2009	December 28, 2010	December 27, 2011
Revenues	100.0%	100.0%	100.0%
Costs and expenses:
Cost of sales	29.7%	30.4%	30.6%
Restaurant operating expenses	43.2%	44.3%	43.7%
Marketing and advertising costs	2.2%	1.7%	2.2%
Pre-opening costs	0.3%	0.5%	1.5%
General and administrative expenses	5.1%	4.5%	5.3%
Management and accounting fees paid to related party	1.8%	2.0%	1.7%
Non-cash impairment charges	—	—	0.7%
Depreciation and amortization	4.0%	4.0%	3.5%

Operating income	13.7%	12.6%	10.8%
Other income (expense), net:
Interest expense—affiliates	(1.4%)	(1.1%)	—
Interest expense—other	(3.7%)	(6.0%)	(4.4%)
Other, net	0.0%	(0.2%)	(0.1%)

Income from continuing operations before income taxes	8.6%	5.3%	6.4%
Provision for income taxes	2.3%	0.0%	1.9%

Income from continuing operations	6.3%	5.3%	4.5%

Fiscal Year Ended December 27, 2011 (52 weeks) Compared to Fiscal Year Ended December 28, 2010 (52 weeks)

Revenues.    Revenues increased $36.0 million, or 21.7%, to $201.6 million in 2011 from $165.6 million in 2010. This increase was due primarily to an 11.2% increase in total comparable restaurant sales comprised of an increase in comparable sales of 13.3% at Del Frisco’s restaurants and an increase in comparable sales of 8.8% at Sullivan’s restaurants. The overall comparable increase was comprised of a 5.1% increase in guest counts and a 6.1% increase in average check. The increase in average check was impacted by combined menu price increases of approximately 2% implemented in April and December 2011, with the remainder the result of the menu mix shifting to higher priced items and special offerings. An additional $17.5 million was provided by 84 additional operating weeks resulting from one Del Frisco’s and two Grille openings during 2011 and the full-year impact of one Sullivan’s that opened in the second quarter of 2010.

Cost of Sales.    Cost of sales increased $11.3 million, or 22.5%, to $61.6 million in 2011 from $50.3 million in 2010. The increase in costs of sales was primarily related to the growth in comparable restaurant sales and to additional restaurants opened during 2010 and 2011. As a percentage of revenues, cost of sales increased to 30.6% during 2011 from 30.4% in 2010. The increase in cost of sales, as a percentage of revenues, was due to higher commodity costs, primarily for our meat, accounting for 37.6% of the increase, and seafood, accounting for 45.2% of the increase, which were partially offset by favorable wine and beverage costs.

Restaurant Operating Expenses.    Restaurant operating expenses increased $14.8 million, or 20.2%, to $88.2 million in 2011 from $73.4 million in 2010. This increase was primarily due to an additional 84 operating weeks in 2011 as compared to 2010 from one restaurant opened in 2010 and three restaurants opened in 2011. As a percentage of revenues, restaurant operating expenses decreased to 43.7% in 2011 from 44.3% in 2010. The decrease in restaurant operating expenses, as a percentage of revenues, was primarily due to lower labor costs, accounting for 16.7% of the decrease, and lower other operating expenses, accounting for the remaining 83.3% of the decrease. This decrease was also due in part to the leveraging of increased comparable restaurant revenues on certain fixed costs. This decrease was partially offset by higher occupancy costs, due in part to two sale-leaseback transactions during 2011.

Marketing and Advertising Costs.    Marketing and advertising costs increased $1.6 million, or 57.1%, to $4.4 million in 2011 from $2.8 million in 2010. As a percentage of revenues, marketing and advertising costs increased to 2.2% in 2011 from 1.7% in 2010. The increase in marketing and advertising costs, as a percentage of revenues, was primarily due to higher in-store advertising expenses, accounting for 74.6% of the increase, and higher print and broadcast media advertising, accounting for 21.0% of the increase.

Pre-opening Costs.    Pre-opening costs increased by $2.2 million to $3.0 million in 2011 from $0.8 million in 2010. This change related to the opening of three new restaurants during 2011 versus one opening during 2010.

General and Administrative Expenses.    General and administrative expenses increased by $3.1 million, or 41.3%, to $10.6 million in 2011 from $7.5 million in 2010. Approximately 20.7%, or $0.6 million, of this increase relates to accounting services provided by a third-party service provider. These services, along with certain administrative and management services were performed by the Shared Services Provider in 2010 and reflected in management fees to the related party, as described above under “—Key Financial Definitions—Management and Accounting Fees Paid to Related Party.” Additionally, 34.8%, or $1.1 million, of this increase relates to compensation costs related to growth in the number of corporate and regional management-level personnel to support recent and anticipated growth, 24.7%, or $0.8 million, of this increase relates to other corporate infrastructure costs to support growth, and 19.7%, or $0.6 million, of this increase relates to higher costs associated with training restaurant management. As a percentage of revenues, general and administrative expenses increased to 5.3% in 2011 from 4.5% in 2010. General and administrative expenses are expected to increase as a result of costs associated with being a public company as well as costs related to our anticipated growth, including further investments in our infrastructure. As we are able to leverage these investments made in our people and systems, we expect these expenses to decrease as a percentage of total revenues over time.

Management and Accounting Fees Paid to Related Party.    Management and accounting fees paid to related party increased by $0.1 million, or 3.0%, to $3.4 million in 2011 from $3.3 million in 2010. The increase was due to increased asset management fees paid to an affiliate of Lone Star Fund, partially offset by the elimination in 2011 of fees paid to the Shared Services Provider for certain accounting, administrative, and management services in 2010. On December 29, 2010, these accounting, administrative, and management services were transferred to a third-party outsourcing firm or performed by Company personnel, and therefore these costs are reflected in general and administrative expenses in 2011. See “Certain Relationships and Related Party Transactions—Relationships with Lone Star Fund and its Affiliates—Termination of Asset Advisory Agreement” and “—Key Financial Definitions—Management and Accounting Fees Paid to Related Party.”

Non-Cash Impairment Charges.    We recognized non-cash impairment charges of long-lived assets of $1.4 million in 2011. This impairment charge was related to our determination that the carrying amount of long-lived assets at one Sullivan’s exceeded its estimated future cash flows.

Depreciation and Amortization.    Depreciation and amortization increased $0.5 million, or 7.6%, to $7.1 million in 2011 from $6.6 million in 2010. The increase in depreciation and amortization expense primarily resulted from new assets placed in service during 2011 upon the opening of the three new restaurants, partially offset by a decrease in depreciable assets related to the sale-leaseback of two restaurants in the first quarter of 2011.

Interest Expense.    Interest expense-affiliates was zero in 2011 compared to $1.8 million in 2010 due to the payoff of the advances due to affiliates in November 2010. See “Certain Relationships and Related Party Transactions—Relationships with the Casual Dining Companies—Note Payable to Casual Dining Company.” Interest expense-other decreased $1.0 million to $8.9 million in 2011 from $9.9 million in 2010. This decrease was due primarily to a lower average credit facility balance and a lower average interest rate. This decrease was partially offset by the write-off of approximately $2.5 million of deferred loan costs relating to the prior credit facility, which was terminated in July 2011 as discussed below under “—Liquidity and Capital Resources—Credit Facility.”

Other, Net.    Other, net, which consists primarily of payments made to extinguish certain pre-Acquisition lease guarantees we made on behalf of affiliates, was $0.1 million in 2011 compared to $0.2 million in 2010. See “—Off-Balance Sheet Arrangements” and “Certain Relationships and Related Party Transactions—Relationships with the Casual Dining Companies—Lease Guarantees and Reimbursement Agreement.”

Provision for Income Taxes.    The effective income tax rate was 29.2% and -0.5% in 2011 and 2010, respectively. The factors that cause the effective tax rates to vary from the federal statutory rate of 35% include the impact of FICA tip and other credits, partially offset by state income taxes and certain non-deductible expenses. The change in the effective tax rate from 2010 to 2011 primarily relates to a 2010 tax benefit for the reversal of previously unrecognized tax benefits of approximately $3.7 million resulting primarily from the expiration of the statute of limitations in 2010 relating to various uncertain tax positions, partially offset by an additional provision of $1.5 million resulting from income tax accruals provided for various uncertain state tax positions.

Fiscal Year Ended December 28, 2010 (52 weeks) Compared to Fiscal Year Ended December 29, 2009 (52 weeks)

Revenues.    Revenues increased $5.4 million, or 3.4%, to $165.6 million in 2010, from $160.2 million in 2009. The increase was due to a 4.3% increase in total comparable restaurant sales comprised of an increase in comparable sales of 7.0% at Del Frisco’s restaurants and an increase in comparable sales of 1.4% at Sullivan’s restaurants. This overall increase was driven primarily by an increase in guest counts of 5.3%, partially offset by a decrease in average check of 1.0%. The decrease in average check was impacted by the menu mix shifting to lower priced items. Additionally, there was approximately $2.1 million in revenues related to an additional 33 operating weeks provided by one Sullivan’s that opened in the second quarter of 2010 and one Sullivan’s that opened in the first quarter of 2009.

Cost of Sales.    Cost of sales increased $2.7 million, or 5.8%, to $50.3 million in 2010, from $47.6 million in 2009. The increase in costs of sales is primarily related to the growth in comparable restaurant sales and to the growth in total restaurants in 2010 as compared to 2009. As a percentage of revenues, cost of sales increased to 30.4% in 2010 from 29.7% in 2009. The increase in cost of sales, as a percentage of revenues, was due to higher commodity costs, primarily for our meat, accounting for 53.2% of the increase, seafood, accounting for 22.5% of the increase, and dairy, accounting for 10.3% of the increase, which were partially offset by favorable wine and beverage costs.

Restaurant Operating Expenses.    Restaurant operating expenses increased $4.2 million, or 6.1%, to $73.4 million in 2010, from $69.2 million in 2009. This increase was primarily due to an additional 33 operating weeks in 2010 as compared to 2009 from the Sullivan’s opened in 2010 and the Sullivan’s opened in 2009. As a percentage of revenues, restaurant operating expenses increased to 44.3% in 2010 from 43.2% in the prior year period. The increase in restaurant operating expenses, as a percentage of revenues, was primarily due to higher labor costs, accounting for 96.7% of the increase, and costs resulting from increased restaurant-level performance incentives, as well as increased post-opening staffing related to the opening of a Sullivan’s in 2010.

Marketing and Advertising Costs.    Marketing and advertising costs decreased $0.7 million, or 19.8%, to $2.8 million in 2010, from $3.5 million in 2009. As a percentage of revenues, marketing and advertising costs decreased to 1.7% in 2010 from 2.2% in the prior year period. The decrease in marketing and advertising costs, as a percentage of revenues, was primarily due to decreased print and broadcast media advertising, accounting for 89.9% of the decrease.

Pre-opening Costs.    Pre-opening costs increased by $0.3 million to $0.8 million in 2010, from $0.5 million in 2009 as a result of increased travel, labor, and occupancy costs associated with the Sullivan’s opening in 2010 as compared to the opening activities in 2009.

General and Administrative Expenses.    General and administrative expenses decreased by $0.7 million, or 8.8%, to $7.5 million in 2010, from $8.2 million in 2009. Approximately $1.7 million of this decrease was attributable to a decrease in legal and professional costs related to the 2009 settlement of a dispute related to lien filings in the construction of one of our restaurants opened in 2008 and the 2009 settlement of a dissenting shareholder lawsuit related to the Acquisition. This decrease was partially offset by a $1.1 million increase in incentive compensation costs and increases in staffing costs at the regional management-level to provide for infrastructure enhancements. As a percentage of revenues, general and administrative expenses decreased to 4.5% in 2010 from 5.1% in 2009.

Management and Accounting Fees Paid to Related Party.    Management and accounting fees paid to related party increased $0.4 million, or 16.2%, to $3.3 million in 2010, from $2.9 million in 2009. For 2010 and 2009, these fees consisted of asset management fees paid to an affiliate of Lone Star Fund as well as fees paid to a related party for certain accounting, administrative, and management services. See “Certain Relationships and Related Party Transactions—Relationships with Lone Star Fund and its Affiliates—Termination of Asset Advisory Agreement” and “—Key Financial Definitions—Management and Accounting Fees Paid to Related Party.”

Depreciation and Amortization.    Depreciation and amortization increased $0.2 million, or 3.1%, to $6.6 million in 2010, from $6.4 million in 2009. The increase in depreciation and amortization expense primarily resulted from new assets placed in service during 2010 upon the opening of the one new Sullivan’s restaurant, partially offset by a decrease in depreciable assets related to the sale-leaseback of one restaurant in 2010.

Interest Expense.    Interest expense-affiliates decreased $0.5 million, or 22.2%, to $1.8 million for 2010, from $2.3 million in 2009 due to the payoff of the advances due to affiliates in November 2010. See “Certain Relationships and Related Party Transactions—Relationships with the Casual Dining Companies—Note Payable to Casual Dining Company.” Interest expense-other increased $4.0 million to $9.9 million in 2010 from $5.9 million in 2009. This increase was due primarily to the increase in the effective interest rate resulting from the October 2009 amendment to the Company’s prior credit facility. Additionally, there was a credit to interest expense in 2009 of $1.2 million for the reversal of interest accrued resulting from the dissenting shareholder litigation relating to the Acquisition prior to its settlement in 2009.

Other, Net.    Other, net, consisted primarily of payments made to extinguish certain pre-acquisition lease guarantees we made on behalf of affiliates in 2010. See “—Off-Balance Sheet Arrangements” and “Certain Relationships and Related Party Transactions—Relationships with the Casual Dining Companies—Lease Guarantees and Reimbursement Agreement.” In 2009, other income (expense), net, consisted primarily of interest income.

Provision for Income Taxes.    The effective income tax rate was -0.5% and 26.5% for 2010 and 2009, respectively. The factors that caused the effective tax rates to vary from the federal statutory rate of 35% include the impact of FICA tip and other credits, the impact of state income taxes and the impact of certain nondeductible or nontaxable insurance expenses or income. In addition, 2010 includes a tax benefit for the reversal of previously unrecognized tax benefits of approximately $3.7 million resulting primarily from the expiration of the statute of limitations in 2010 relating to various uncertain tax positions, partially offset by an additional provision of $1.5 million resulting from income tax accruals provided for various uncertain state tax positions.

Potential Fluctuations in Quarterly Results and Seasonality

Our business is subject to seasonal fluctuations. Historically, the percentage of our annual revenues earned during the first and fourth fiscal quarters has been higher due, in part, to increased gift card redemptions and increased private dining during the year-end holiday season, respectively. In addition, our first, second and third quarters each contain 12 operating weeks with the fourth quarter containing 16 or 17 operating weeks. As many of our operating expenses have a fixed component, our operating income and operating income margin have historically varied significantly from quarter to quarter. Accordingly, results for any one quarter are not necessarily indicative of results to be expected for any other quarter or for any year. See “Risk Factors—Risks Related to Our Business,” which discloses material risks that could cause our quarterly operating results to change.

The following table presents quarterly measures of seasonality for 2010 and 2011:

	Quarter Ended
	March 23, 2010	June 15, 2010	September 7, 2010	December 28, 2010	March 22, 2011	June 14, 2011	September 6, 2011	December 27, 2011
Quarterly revenues as a percentage of annual revenues	23.1%	21.9%	20.2%	34.8%	21.5%	21.6%	20.8%	36.1%
Quarterly operating income as a percentage of annual operating income	28.8%	19.4%	5.5%	46.3%	24.4%	14.9%	8.0%	52.7%
Operating income margin(1)	15.7%	11.0%	3.3%	16.7%	12.3%	7.5%	4.2%	15.8%

(1)	Our measure of operating income margin consists of operating income for a period divided by the revenues for such period. Operating margin is used by our management and investors to determine our ability to control expenses in relation to our revenues. We believe it is useful to our management and investors when presented on a quarterly basis because it allows our management and investors to accurately view seasonal fluctuations in these operating results related to the fixed components of our costs and expenses.

Liquidity and Capital Resources

Upon the consummation of this offering, our principal liquidity requirements will be to meet our lease obligations and our working capital and capital expenditure needs and to pay principal and interest on our debt. Subject to our operating performance, which, if significantly adversely affected, would adversely affect the availability of funds, we expect to finance our operations for at least the next several years, including costs of opening currently planned new restaurants, through cash provided by operations and existing borrowings available under our credit facility discussed below. We cannot be sure that these sources will be sufficient to finance our operations, however, and we may seek additional financing in the future. As of December 27, 2011, we had cash and cash equivalents of approximately $14.1 million.

Our operations have not required significant working capital and, like many restaurant companies, we may at times have negative working capital. Revenues are received primarily in cash or by credit card, and restaurant operations do not require significant receivables or inventories, other than our wine inventory. In addition, we receive trade credit for the purchase of food, beverages and supplies, thereby reducing the need for incremental working capital to support growth.

Cash Flows

The following table summarizes the statement of cash flows for the fiscal years ended December 29, 2009, December 28, 2010 and December 27, 2011:

	Fiscal Year Ended
	December 29, 2009	December 28, 2010	December 27, 2011
	(in thousands)
Net cash provided by (used in):
Operating activities	$18,916	$12,278	$28,079
Investing activities	(28,538)	(1,489)	(6,727)
Financing activities	15,587	(19,889)	(11,390)
Discontinued Operations	—	—	—

Net increase (decrease) in cash and cash equivalents	$5,965	$(9,100)	$9,962

Operating Activities.    Cash flows provided by operating activities was $28.1 million in 2011, consisting primarily of net income of $9.1 million, adjustments for depreciation, amortization and other non-cash charges of $11.6 million, a $10.2 million increase in accounts payable and other liabilities and a $0.5 million increase in income taxes payable. These cash inflows were partially offset by an increase of $1.0 million in restricted cash and an increase in other assets and inventories of $2.3 million. Cash flows provided by operating activities was $12.3 million in 2010, consisting primarily of net income of $8.8 million, adjustments for depreciation, amortization and other non-cash charges of $9.3 million and a $4.1 million increase in income taxes payable and other liabilities. These cash inflows were partially offset by $6.5 million in payments attributable to accrued interest associated with the payoff of advances due to one of the Casual Dining Companies, as discussed under “Certain Relationships and Related Party Transactions—Relationships with the Casual Dining Companies—Note Payable to Casual Dining Company,” as well as a decrease in accounts payable of $2.4 million and an increase in other assets and inventories of $1.2 million. Cash flows provided by operating activities was $18.9 million in 2009 consisting primarily of net income of $10.0 million, adjustments for depreciation, amortization and other non-cash charges of $9.1 million, a net increase in cash of $4.2 million resulting from a decrease in inventory and an increase in income taxes payable, partially offset by a decrease of $3.2 million in accounts payable and other liabilities and an increase of $1.2 million in other assets during the period.

Investing Activities.    Net cash used in investing activities in 2011 was $6.7 million, consisting primarily of purchases of property and equipment of $20.1 million, primarily related to the construction of the new Del Frisco’s and Grille restaurants during the period, partially offset by net proceeds of $13.2 million received from the sale and leaseback of two restaurant properties during the year. Net cash used in investing activities in 2010 was $1.5 million, consisting primarily of net proceeds of $4.3 million received from the sale and leaseback of one restaurant property during the period, partially offset by purchases of property and equipment of $5.6 million, primarily related to the construction of a Del Frisco’s and a Sullivan’s restaurant during the period. Net cash used in investing activities in 2009 was $28.5 million, consisting primarily of $19.8 million in payments related to settling a dissenting shareholder lawsuit related to the Acquisition as discussed in greater detail in note 10 in the notes to the consolidated financial statements included elsewhere in this prospectus (offset by a $19.8 million member contribution referenced under “—Financing Activities” below) and $7.8 million in purchases of property and equipment, mainly related to the construction of a Del Frisco’s and a Sullivan’s restaurant during the period.

Financing Activities.    Net cash used in financing activities in 2011 was $11.4 million, consisting primarily of $11.9 million in principal payments made on our previous credit facility prior to its termination in July 2011, in addition to the payment of $2.0 million in loan costs associated with entering into the new credit facility. See “—Credit Facility” below. These payments were partially offset by $3.0 million in incremental financing under the new credit facility over the prior credit facility. Net cash used in financing activities in 2010 was $19.9 million, consisting primarily of $26.4 million in principal payments made on our previous credit facility and $40.7 million in payments made to pay off advances due to one of the Casual Dining Companies, as discussed under “Certain Relationships and Related Party Transactions—Relationships with the Casual Dining Companies—Note Payable to Casual Dining Company.” These cash outflows were partially offset by a $47.1 million member contribution made to fund the principal and accrued interest due to one of the Casual Dining Companies. Net cash provided by financing activities in 2009 was $15.6 million, consisting primarily of a $19.8 million member contribution to fund the settlement of a dissenting shareholder lawsuit related to the Acquisition as discussed in greater detail in note 10 in the notes to the consolidated financial statements included elsewhere in this prospectus, partially offset by $3.1 million in principal payments made on our previous credit facility and $1.1 million in payments made associated with the amendment made to the credit facility in October 2009.

Capital Expenditures

To the extent we open new restaurants, we anticipate capital expenditures in the future will increase from the amounts described in “—Investing Activities” above. We typically target an average cash investment of approximately $7.0 million to $9.0 million per restaurant for a Del Frisco’s restaurant and $3.0 million to $4.5 million for a Sullivan’s or a Grille, in each case net of landlord contributions and equipment financing and including pre-opening costs. In addition, we are currently “refreshing” a number of our Sullivan’s and Del Frisco’s locations to, among other things, add additional seating, private dining space and patio seating. During 2012, we expect to complete refreshes of four to five Del Frisco’s and four to five Sullivan’s at an average cost of $0.3 million per location. Thereafter, we expect to complete one to two refreshes each year at an approximate cost of $0.5 million per location. These capital expenditures will primarily be funded by cash flows from operations and, if necessary, by the use of our credit facility, depending upon the timing of expenditures.

Credit Facility

We entered into a new credit facility in July 2011 and terminated our prior credit facility that consisted of a seven-year $110 million term loan and six-year revolving credit facility of up to

$20.0 million. Our new credit facility provides for a five-year term loan of $70.0 million and a five-year revolving credit facility of up to $10.0 million. We used the net proceeds of the borrowings under our new credit facility to retire our prior credit facility, which at the time we entered into this new credit facility had a balance of approximately $67.0 million. The remaining proceeds were used to pay related fees and expenses and for working capital.

Borrowings under the new credit facility bear interest at a rate between LIBOR plus 4.75% and LIBOR plus 5.75%, depending on our leverage ratio. Our obligations under our new credit facility are guaranteed by each of our existing and future subsidiaries and are secured by substantially all of our assets and the capital stock of our subsidiaries.

Our new credit facility contains various financial covenants, including a maximum ratio of total indebtedness to EBITDA, a minimum amount of EBITDA plus corporate general and administrative expenses, a minimum ratio of EBITDA plus certain non-recurring items to fixed charges (including consolidated capital expenses) and a minimum level of liquidity. Specifically, these covenants require that we have a fixed charge coverage ratio of greater than 1.50, a leverage ratio of less than 3.25, consolidated liquidity of greater than or equal to $3.0 million and adjusted restaurant-level EBITDA (as defined in the credit facility) of greater than or equal to $30.0 million. As of December 27, 2011, we were in compliance with each of these tests. Specifically, as of December 27, 2011, the fixed charge coverage ratio was 2.45, the leverage ratio was 1.55, our consolidated liquidity was approximately $24.1 million and our adjusted restaurant-level EBITDA was approximately $47.2 million. Our new credit facility also contains covenants restricting certain corporate actions, including asset dispositions, acquisitions, the payment of dividends, changes of control, the incurrence of indebtedness and providing financing or other transactions with affiliates. Our new credit facility also contains customary events of default. We were in compliance with all of our debt covenants as of December 27, 2011.

Our new credit facility requires us to use at least 50% of the net proceeds from all equity offerings, including this offering, to repay indebtedness under the facility. Therefore, $            million of the proceeds received by us in this offering will be used to pay down long-term debt. See “Use of Proceeds.”

We believe that net cash provided by operating activities, net proceeds to be received by us from this offering and existing available borrowings under our new credit facility will be sufficient to fund currently anticipated working capital, planned capital expenditures and debt service requirements for the next 24 months. We regularly review acquisitions and other strategic opportunities, which may require additional debt or equity financing. We currently do not have any pending agreements or understandings with respect to any acquisition or other strategic opportunities.

Contractual Obligations

The following table summarizes our contractual obligations as of December 27, 2011:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Long-term debt(1)	$70,000	$—	$4,375	$62,625	$—
Operating leases	158,678	9,389	20,028	20,380	108,881

Total	$228,678	$9,389	$24,403	$86,005	$108,881

(1)	We intend to use $ of the net proceeds of this offering to repay a portion of the outstanding borrowings under our credit facility. See “Use of Proceeds.”

Off-Balance Sheet Arrangements

Prior to the acquisition of Lone Star Steakhouse & Saloon, Inc. by Lone Star Fund, the Predecessor guaranteed certain lease payments of certain of the Casual Dining Companies in connection with the leasing of real estate for restaurant locations. As of December 27, 2011, we continue to be a guarantor for five of these leases. The leases expire at various times through 2016. These guarantees would require payment by us only in an event of default by the Casual Dining Company tenant where it failed to make the required lease payments or perform other obligations under a lease. We believe that the likelihood is remote that material payments will be required under these guarantees. At December 27, 2011, the maximum potential amount of future lease payments we could be required to make as a result of the guarantees was $2.5 million.

Equity Awards

In connection with this offering, we intend to adopt a long-term equity incentive plan to promote our interests by providing eligible persons with the opportunity to share in the appreciation of our stock. The plan will allow the Board of Directors to grant stock options, restricted stock, restricted stock units, deferred stock units and other equity-based awards to employees, officers, non-employee directors and other service providers. The plan will also provide that the exercise price for any option granted under the plan may not be less than the fair value of the stock subject to the option on the date of grant other than in limited circumstances in the context of a substitute or replacement grant made in connection with a merger or other acquisition. See “Executive Compensation—2012 Long-Term Incentive Plan” for a more detailed discussion of the terms of options and other equity awards that may be granted under the plan. We intend to grant options to purchase              shares to our officers and certain director nominees under this plan at the time of the pricing of this offering with an exercise price equal to the initial public offering price. We will record estimated stock-based compensation expenses related to these grants of approximately $             million in 2012 and $             million per year over the remainder of the vesting period based on an assumed initial public offering price of $             per share, the mid-point of the initial public offering price range on the cover of this prospectus.

Critical Accounting Policies and Estimates

Our discussion and analysis of results of operations and financial condition are based upon our audited consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements is based on our critical accounting policies that require us to make estimates and judgments that affect the amounts reported in those financial statements. Our significant accounting policies, which may be affected by our estimates and assumptions, are more fully described in note 2 in the notes to the consolidated financial statements included elsewhere in this prospectus. Critical accounting policies are those that we believe are most important to portraying our financial condition and results of operations and also require the greatest amount of subjective or complex judgments by management. Judgments or uncertainties regarding the application of these policies may result in materially different amounts being reported under different conditions or using different assumptions. We consider the following policies to be the most critical in understanding the judgments that are involved in preparing the consolidated financial statements.

Goodwill and Other Intangible Assets

We account for our goodwill and intangible assets in accordance with Accounting Standards Codification, or ASC, Topic 350, Intangibles—Goodwill and Other. In accordance with ASC 350, goodwill and intangible assets, primarily trade names, which have indefinite useful lives, are not being amortized. However, both goodwill and trade names are subject to annual impairment testing in accordance with ASC Topic 350.

The impairment evaluation for goodwill is conducted annually using a two-step process. In the first step, the fair value of each reporting unit is compared with the carrying amount of the reporting unit, including goodwill. The estimated fair value of the reporting unit is generally determined on the basis of discounted future cash flows. If the estimated fair value of the reporting unit is less than the carrying amount of the reporting unit, then a second step must be completed in order to determine the amount of the goodwill impairment that should be recorded. In the second step, the implied fair value of the reporting unit’s goodwill is determined by allocating the reporting unit’s fair value to all of its assets and liabilities other than goodwill in a manner similar to a purchase price allocation. The resulting implied fair value of the goodwill that results from the application of this second step is then compared to the carrying amount of the goodwill and an impairment charge is recorded for the difference.

The evaluation of the carrying amount of other intangible assets with indefinite lives is made annually by comparing the carrying amount of these assets to their estimated fair value. The estimated fair value is generally determined on the basis of discounted future cash flows of the restaurant concepts. We make assumptions regarding future profits and cash flows, expected growth rates, terminal value, and other factors which could significantly impact the fair value calculations. If the estimated fair value is less than the carrying amount of the other intangible assets with indefinite lives, then an impairment charge is recorded to reduce the asset to its estimated fair value.

The assumptions used in the estimate of fair value are generally consistent with the past performance of each reporting unit and other intangible assets and are also consistent with the projections and assumptions that are used in current operating plans. These assumptions are subject to change as a result of changing economic and competitive conditions.

The fair value of our restaurant concepts were substantially in excess of the carrying value as of our 2011 goodwill impairment test that was performed at year-end.

Property and Equipment

We assess recoverability of property and equipment in accordance with ASC Topic 360, Property, Plant and Equipment. Our assessment of recoverability of property and equipment is performed on a restaurant-by-restaurant basis. Certain events or changes in circumstances may indicate that the recoverability of the carrying amount of property and equipment should be assessed. These events or changes may include a significant decrease in market value, a significant change in the business climate in a particular market, or a current-period operating or cash flow loss combined with historical losses or projected future losses. If an event occurs or changes in circumstances are present, we estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount, we recognize an impairment loss. The impairment loss recognized is the amount by which the carrying amount exceeds the fair value. Additionally, we periodically review assets for changes in circumstances which may impact their useful lives.

Our assessments of cash flows represent our best estimate as of the time of the impairment review and are consistent with our internal planning. If different cash flows had been estimated in the current period, the property and equipment balances could have been materially impacted. Furthermore, our accounting estimates may change from period to period as conditions change, and this could materially impact our results in future periods. Factors that we must estimate when performing impairment tests include sales volume, prices, inflation, marketing expense, and capital expenses.

We recognized non-cash impairment charges of long-lived assets of $1.4 million in 2011. This impairment charge was related to our determination that the carrying amount of long-lived assets at one Sullivan’s exceeded its estimated future cash flows. The estimated fair value was based on an estimated sales price for this location.

Leases

We currently lease all but two of our restaurant locations. We evaluate each lease to determine its appropriate classification as an operating or capital lease for financial reporting purposes. All of our leases are classified as operating leases. We record the minimum lease payments for our operating leases on a straight-line basis over the lease term, including option periods which in the judgment of management are reasonably assured of renewal. The lease term commences on the date that the lessee obtains control of the property, which is normally when the property is ready for tenant improvements. Contingent rent expense is recognized as incurred and is usually based on either a percentage of restaurant sales or as a percentage of restaurant sales in excess of a defined amount. Our lease costs will change based on the lease terms of our lease renewals as well as leases that we enter into with respect to our new restaurants.

Leasehold improvements financed by the landlord through tenant improvement allowances are capitalized as leasehold improvements with the tenant improvement allowances recorded as deferred lease incentives. Deferred lease incentives are amortized on a straight-line basis over the lesser of the life of the asset or the lease term, including option periods which in the judgment of management are reasonably assured of renewal (same term that is used for related leasehold improvements) and are recorded as a reduction of occupancy expense. As part of the initial lease terms, we negotiate with our landlords to secure these tenant improvement allowances. There is no guarantee that we will receive tenant improvement allowances for any of our future locations, which would result in additional occupancy expenses.

Income Taxes

We have accounted for, and currently account for, income taxes in accordance with ASC Topic 740, Accounting for Income Taxes. This statement requires an asset and liability approach for financial accounting and reporting of income taxes. Under ASC Topic 740, income taxes are accounted for based upon the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carry-forwards. Income taxes are one of our critical accounting policies and estimates and therefore involve a certain degree of judgment. We use an estimate of our annual effective tax rate at each interim period based on the facts and circumstances available at that time while the actual effective tax rate is calculated at year-end.

The realization of tax benefits of deductible temporary differences will depend on whether we will have sufficient taxable income of an appropriate character to allow for utilization of the deductible amounts.

We record a liability for unrecognized tax benefits resulting from tax positions taken, or expected to be taken, in an income tax return. We recognize any interest and penalties related to unrecognized tax benefits in income tax expense. Significant judgment is required in assessing, among other things, the timing and amounts of deductible and taxable items. Tax reserves are evaluated and adjusted as appropriate, while taking into account the progress of audits of various taxing jurisdictions.

Self-Insurance Reserves

We maintain various insurance policies including workers’ compensation and general liability. Pursuant to those policies, we are responsible for losses up to certain limits and are required to estimate a liability that represents our ultimate exposure for aggregate losses below those limits. This liability is based on management’s estimates of the ultimate costs to be incurred to settle known claims and claims not reported as of the balance sheet date. Our estimated liability is not discounted and is based on a number of assumptions and factors, including historical trends, actuarial assumptions, and economic conditions. If actual trends, including the severity or frequency of claims, differ from our estimates, our financial results could be impacted.

Recent Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update (ASU) 2010-06, Fair Value Measurements and Disclosures (Topic 820), Improving Disclosures about Fair Value Measurements, which required additional disclosure of significant transfers in and out of instruments categorized as Level 1 and 2 in the Fair Value hierarchy. The update also clarified existing disclosure requirements by defining the level of disaggregation of instruments into classes as well as additional disclosure around the valuation techniques and inputs used to measure fair value. Additionally, for instruments categorized as Level 3 in the Fair Value hierarchy, the guidance required a roll forward of activities on purchases, sales, issuance, and settlements of the assets and liabilities. The update became effective for us in fiscal 2010. Other than requiring additional disclosures, adoption of this new guidance did not have a significant impact on our consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

The inherent risk in market risk sensitive instruments and positions primarily relates to potential losses arising from adverse changes in interest rates.

We are exposed to market risk from fluctuations in interest rates. For fixed rate debt, interest rate changes affect the fair market value of the debt but do not impact earnings or cash flows. Conversely for variable rate debt, including borrowings under our new credit facility, interest rate changes generally do not affect the fair market value of the debt, but do impact future earnings and cash flows, assuming other factors are held constant. At December 27, 2011, we had $70.0 million of variable rate debt. Holding other variables constant, such as foreign exchange rates and debt levels, a hypothetical immediate one percentage point change in interest rates would be expected to have an impact on pre-tax earnings and cash flows for 2011 of approximately $0.7 million. After giving effect to this offering and the application of net proceeds therefrom, we would have had $            million of variable rate debt at December 27, 2011, and, holding other variables constant, a hypothetical immediate one percentage point change in interest rates would be expected to have an estimated impact on pre-tax earnings and cash flows for 2011 of approximately $            million.

Commodity Price Risk

We are exposed to market price fluctuations in beef, seafood, produce and other food product prices. Given the historical volatility of beef, seafood, produce and other food product prices, these fluctuations can materially impact our food and beverage costs. While we have taken steps to qualify multiple suppliers who meet our standards as suppliers for our restaurants and enter into agreements with suppliers for some of the commodities used in our restaurant operations, there can be no assurance that future supplies and costs for such commodities will not fluctuate due to weather and other market conditions outside of our control. We are currently unable to contract for some of our commodities, such as fresh seafood and certain produce, for periods longer than one week. Consequently, such commodities can be subject to unforeseen supply and cost fluctuations. Dairy costs can also fluctuate due to government regulation. Because we typically set our menu prices in advance of our food product prices, our menu prices cannot immediately take into account changing costs of food items. To the extent that we are unable to pass the increased costs on to our guests through price increases, our results of operations would be adversely affected. We do not use financial instruments to hedge our risk to market price fluctuations in beef, seafood, produce and other food product prices at this time.

Inflation

Over the past five years, inflation has not significantly affected our operations. However, the impact of inflation on labor, food and occupancy costs could, in the future, significantly affect our operations. We pay many of our employees hourly rates related to the applicable federal or state minimum wage. Food costs as a percentage of revenues have been somewhat stable due to procurement efficiencies and menu price adjustments, although no assurance can be made that our procurement will continue to be efficient or that we will be able to raise menu prices in the future. Costs for construction, taxes, repairs, maintenance and insurance all impact our occupancy costs. We believe that our current strategy, which is to seek to maintain operating margins through a combination of menu price increases, cost controls, careful evaluation of property and equipment needs, and efficient purchasing practices, has been an effective tool for dealing with inflation. There can be no assurance, however, that future inflationary or other cost pressure will be effectively offset by this strategy.

BUSINESS

Our Company

We develop, own and operate three contemporary, high-end, complementary restaurants: Del Frisco’s Double Eagle Steak House, or Del Frisco’s, Sullivan’s Steakhouse, or Sullivan’s, and Del Frisco’s Grille, or the Grille. We are a leader in the full-service steakhouse industry based on average unit volume, or AUV, EBITDA margin and comparable restaurant sales growth. We currently operate 31 restaurants in 18 states. Each of our three restaurant concepts offers steaks as well as other menu selections, such as chops and fresh seafood. These menu selections are complemented by an extensive, award-winning wine list. Del Frisco’s, Sullivan’s and the Grille are positioned within the fine dining segment and are designed to appeal to both business and local dining guests. Our Del Frisco’s restaurants are sited in urban locations to target guests seeking a “destination dining” experience while our Sullivan’s and Grille restaurants are intended to appeal to a broader demographic, allowing them to be located either in urban areas or in close proximity to affluent residential neighborhoods. We believe our success reflects consistent execution across all aspects of the dining experience, from the formulation of proprietary recipes to the procurement and presentation of high quality menu items and delivery of excellent guest service.

We generated revenues of $201.6 million for the fiscal year ended December 27, 2011, representing 21.8% total revenue growth and 11.2% comparable restaurant sales growth over 2010. We recorded net income of $9.1 million and adjusted EBITDA of $36.5 million for 2011, representing 2.8% net income growth and 20.8% adjusted EBITDA growth over 2010. Our 2011 operating income and adjusted EBITDA margins were 10.8% and 18.1%, respectively. For a reconciliation of adjusted EBITDA and adjusted EBITDA margin and a discussion of why we consider them useful, see “—Summary Historical Consolidated Financial and Operating Data.”

Del Frisco’s Double Eagle Steak House

We believe Del Frisco’s is one of the premier steakhouse concepts in the United States. The Del Frisco’s brand is defined by its menu, which includes USDA Prime grade, wet-aged steaks hand-cut at the time of order and a range of other high-quality offerings, including prime lamb, fresh seafood, and signature side dishes and desserts. It is also distinguished by its “swarming service,” whereby guests are served simultaneously by multiple servers. Each restaurant has a sommelier to guide diners through an extensive, award-winning wine list and our bartenders specialize in hand-shaken martinis and crafted cocktails. Del Frisco’s restaurants target guests seeking a full-service, fine dining steakhouse experience. We believe the décor and ambiance, with both contemporary and classic designs, enhance our guests’ experience and differentiate Del Frisco’s from other upscale steakhouse concepts. We currently operate nine Del Frisco’s steakhouses in seven states. These restaurants range in size from 11,000 to 24,000 square feet with seating capacity for at least 300 people. Annual AUVs per comparable Del Frisco’s restaurant were $12.5 million for the fiscal year ended December 27, 2011. During the same period, the average check at Del Frisco’s was $100.

Sullivan’s Steakhouse

Sullivan’s was created in the mid-1990’s as a complementary concept to Del Frisco’s. The Sullivan’s brand is defined by a fine dining experience at a more accessible price point, along with a vibrant atmosphere created by an open kitchen, live music and a bar area designed to be a center for social gathering and entertainment. Each Sullivan’s features fine hand-selected aged steaks, fresh seafood and a broad list of custom cocktails, along with an extensive selection of award-winning wines. We currently operate 20 Sullivan’s steakhouses in 15 states.

These restaurants range in size from 7,000 to 11,000 square feet with seating capacity for at least 250 people. Annual AUVs per comparable Sullivan’s restaurant were $4.3 million for the fiscal year ended December 27, 2011. During the same period, the average check at Sullivan’s was $59.

Del Frisco’s Grille

We developed the Grille, our newest concept, to take advantage of the positioning of the Del Frisco’s brand and to provide greater potential for expansion due to its smaller size, lower build out cost and more diverse menu. The Grille’s menu is designed to appeal more broadly to both business and casual diners and features a variety of Del Frisco’s prime aged steaks, top selling signature menu items and a broad selection of the same quality wines. The Grille also offers an assortment of relatively less expensive entrees, such as flatbread pizzas, sandwiches and salads, all prepared with the same signature flavors, high quality ingredients and presentation associated with the Del Frisco’s brand. We believe the ambiance of the concept appeals to a wide range of guests seeking a less formal atmosphere for their dining occasions. Our first Grille opened in August 2011 at Rockefeller Center in New York City, and we opened a second location in November 2011 in Dallas, Texas. Additional Grille openings are planned over the next year and we anticipate they will range in size from 6,500 to 8,500 square feet with seating capacity for at least 200 people. We are targeting annual AUVs per comparable Grille restaurant between $4.0 million and $6.0 million with an average check of between $45 and $55.

Our Business Strengths

We believe the following are key strengths of our business and serve to differentiate us from our competitors:

Multiple Top Performing Concepts with an Expanding National Platform.    We are one of the nation’s leading fine dining restaurant operators. We currently have 31 restaurants in 25 cities in 18 states, and our operating model has proven successful across a wide variety of geographic and demographic markets since our establishment more than 30 years ago. Our locations that were operating throughout the fiscal year ended December 27, 2011, had AUVs of $6.7 million per location across all concepts, $12.5 million at our Del Frisco’s locations ($9.1 million excluding our New York location) and $4.3 million at our Sullivan’s locations. We believe our New York Del Frisco’s location is the highest grossing restaurant in the steakhouse industry. Further, we believe we appeal to landlords with desirable locations by offering three high-AUV, complementary concepts adaptable to a variety of areas and venues. In 2011, we expanded our national platform by opening a Del Frisco’s in Boston, Massachusetts and our first two Grille restaurants in New York City and Dallas, Texas.

Operating Model Driving Higher Margins.    Our high-AUVs and high average check per person, combined with our disciplined operating structure and cost controls, enable us to achieve industry-leading operating margins. We believe that our success is driven by our consistent execution across all aspects of the dining experience, from the formulation of proprietary recipes to the procurement and presentation of high quality menu items and our focus on providing outstanding guest service. Our entrepreneurial culture and bonus incentives empower and motivate the general manager at each restaurant to act as the owner of his or her restaurant. These general managers meet weekly as a group with senior management to share best practices. Chefs and kitchen staff at each restaurant are responsible for maintaining and ordering their own food inventory, thereby increasing efficiency and reducing waste and the need for additional headcount at the corporate level. We believe we achieve significant cost, quality and availability advantages through centralized sourcing from our primary suppliers of beef, wine and other products. In fiscal 2011, our revenues were comprised 66% of food and 34% of alcohol and we had operating income and restaurant-level EBITDA margins of 10.8% and 23.5%, respectively.

Premium Concepts with Complementary Market Positions.    Del Frisco’s, Sullivan’s and the Grille are fine dining concepts that share a focus on high quality food, individualized interior design and attentive service. The concepts were designed to coexist with one another, each maintaining its own identity and price point. Average checks at Del Frisco’s and Sullivan’s were $100 and $59, respectively, for the fiscal year ended December 27, 2011, and the targeted average check at the Grille is between $45 and $55. Currently, we operate multiple concepts in close proximity to each other in six of our markets. We believe our complementary positioning will continue to allow us to develop our concepts in a single metropolitan area without competing for guests. We have secured prominent locations for our restaurants and a number of unique sites not typically used for steakhouse locations, including a historic bank building, a redeveloped wharf and former retail space in Rockefeller Center. We believe the locations of our restaurants distinguish us from our competitors, add to the strength of our brands and help drive our industry-leading AUVs. Furthermore, many landlords and developers seek out our concepts to be restaurant anchors for their developments as our concepts are complementary to upscale national retailers with similar target demographics.

Focus on Innovation.    We are an innovator in developing, creating and evolving energetic, high-AUV concepts in the full-service steakhouse industry. As we have grown our concepts, we have evolved each to incorporate proprietary recipes with bold and flavorful seasonings that reflect our heritage in the Southern United States, extensive wine lists, prominent bar scenes and our “swarming service.” We have positioned the Del Frisco’s brand as a contemporary alternative to the traditional fine dining steakhouse dining concept. We developed Sullivan’s in the mid-1990’s, featuring lower price points and live music to attract a broader clientele. The Grille, opened in 2011, leverages and broadens Del Frisco’s appeal in a less formal and smaller format. We remain committed to evolving our existing concepts to remain relevant to a range of guests.

High Quality Menu Offerings with a Focus on Social Experience and Guest Service.    We believe we provide our guests with a true fine dining steakhouse experience by combining high quality food, atmosphere and service. We offer high quality cuisine across all menu items, with an emphasis on aged beef, fresh seafood and locally sourced ingredients. These offerings are complemented by an extensive, award-winning wine list and a broad cocktail selection. The dining experience is enhanced by our commitment to providing a social atmosphere and décor that includes carefully-selected artwork, private dining rooms and separate bar areas. To further enhance our guests’ dining experience we have a staff of highly-trained employees who undergo an extensive training program and are evaluated regularly by management. These employees provide our “swarming service,” which creates frequent interactions with our guests.

Experienced Executive and Restaurant Management Teams.    Our executive team has extensive experience with an average of over 16 years in the restaurant industry, including significant tenure with our company as well as other high-end restaurant concepts. Our restaurant-level managers are also very experienced, with average tenure at Del Frisco’s and Sullivan’s of nine and four years, respectively, and additional experience at other fine dining establishments. Our management team, which includes senior management, regional managers and general managers, meets on a weekly basis to review financial and operating results as well as receive feedback from both senior management and their peers to collaborate on best practices. We believe this management process fosters a commitment to operational excellence focused on producing a positive guest experience and strong financial performance.

Our Growth Strategy

We believe there are significant opportunities to grow our business, strengthen our competitive position and enhance our concepts through the continued implementation of the following strategies:

Pursue Disciplined New Unit Expansion.    We believe our concepts have significant room to grow. We have an established growth pipeline and a disciplined strategy for opening new restaurants. Our growth strategy includes entering new markets and expanding our presence in existing markets. We believe our concepts’ complementary market positioning, broad range of average checks and menu offerings, coupled with the flexibility of our restaurant models across a range of trade areas and square footage will allow us to expand each of our three concepts into a greater number of locations. We have successfully opened new restaurants in a number of diverse markets and we continued to grow in 2011, opening three new restaurants in Boston, New York City and Dallas. We target a cash-on-cash return beginning in the third operating year of at least 25% for new restaurants across all of our concepts. We believe there are opportunities to open three to five restaurants annually, generally composed of one Del Frisco’s and two to four Sullivan’s and/or Grilles, with new openings of our Grille concept likely serving as the primary driver of new unit growth in the near term. In 2012, we expect to open four new restaurants, including a Del Frisco’s in Chicago, Illinois, and Grilles in Phoenix, Arizona, Washington D.C. and Atlanta, Georgia. Beyond domestic new unit growth, although we have no current intention to do so, we believe our concepts have the potential for expansion in select international markets through franchising, licensing, Company-owned restaurants or a combination of the foregoing. While we do not have a specific global expansion strategy and we have no current intention to expand into international markets, we believe there is a long-term opportunity for our concepts beyond the U.S. market.

Grow Our Existing Restaurant Sales.    Our concepts achieve strong sales and guest count growth, with comparable restaurant sales increasing by 12.1%, 12.3%, 11.8% and 9.5% for the four quarters of fiscal 2011 as compared to the respective prior year periods. The fourth quarter of 2011 marked our seventh consecutive quarter of comparable restaurant sales increases. We believe there are significant opportunities to continue to increase our sales and average check through maintaining our focus on tableside up-selling and salesmanship by our servers and by strategically adjusting menu prices and enhancing our concepts’ brand awareness through increased marketing efforts. In addition, we are adding seating to select locations, which we believe will increase sales at these restaurants.

Further Grow Our Private Dining Business.    We believe we are well-positioned to grow our private dining business due to our commitment to our guests’ dining experience, our unique locations and our plans to invest in improving our private dining facilities at select locations. All of our restaurants can serve large and small groups for private dining events, including corporate events, sales meetings, presentations, charity events and private parties. We are focused on growing our private dining business as it typically has a higher average check per guest and higher overall margins than regular dining room business. Private dining represented approximately 14.1% of our total sales in the fiscal year ended December 27, 2011. We intend to drive growth by enhancing our private dining capacity and increasing awareness of our private dining services. To help drive this growth, we are creating additional private dining space at select locations by expanding or reconfiguring existing space. In addition, each location currently dedicates a staff member to increasing its private dining business. At the beginning of 2011, we hired a corporate-wide private dining executive who meets weekly with each restaurant’s private dining coordinator regarding upcoming events and sales initiatives.

Restaurant Industry Overview

According to the National Restaurant Association, or the NRA, U.S. restaurant industry sales in 2010 were $583 billion, an increase of 3.0% over 2009 sales of $566 billion, and are projected to grow to $604 billion in 2011, representing approximately 3.9% of the U.S. gross domestic product. We compete in the full-service steak industry, as defined by Technomic, Inc., a research and consulting firm serving the food and foodservice industries. Technomic’s definition of the overall steak category includes both Limited-Service Restaurants, or LSRs, and Full-Service Restaurants, or FSRs. LSRs are defined as establishments whose patrons generally order or select items and pay before eating with average checks generally between $7 and $10. Each of our concepts fall into the FSR category, which includes fine dining, and is defined as establishments with a relatively broad menu along with table, counter, and/or booth service and a waitstaff. At the conclusion of 2010, the LSR steak category included 1,685 units and the FSR steak category included 7,356 units. The FSR steak category achieved $13.6 billion in sales in 2010, representing a 1.0% growth rate over 2009. FSR steakhouses within Technomic’s ranking of the top 500 restaurant chains (as ranked by U.S. system-wide sales) reported sales growth of 2.2% in 2010 and out-performed the overall steakhouse category, which includes both LSR and FSR steakhouses. We have industry-leading AUVs when compared to FSR steakhouses with sales above $35 million. There are 33 steakhouse brands in the FSR steakhouse category with sales above $35 million, which comprise approximately 2,600 units.

Site Selection and Development

We believe site selection is critical for the potential success of our restaurants. We carefully consider growth opportunities for each of our restaurant concepts and utilize a customized approach for each concept when selecting and prioritizing markets for expansion. We perform comprehensive demographic and customer profile studies to evaluate and rationalize the trade areas and sites within each desired market. We leverage a significant number of sources to produce extensive research and analysis on the dynamics of the local area, the specific attributes of each site considered and the unit economics we believe we can realize.

For the Del Frisco’s brand, we focus on sites in urban locations that allow us to easily access business clientele and guests seeking a premium dining experience. Many of our Del Frisco’s restaurants are in marquee locations, including waterfront property, popular shopping districts and active business centers. We believe the broader appeal of the Sullivan’s and Grille concepts allows us to target sites in both urban locations as well as more suburban locations in close proximity to affluent residential areas. Our site assessment analysis includes three primary components: customer profiling (demographics, lifestyle segmentation, spend metrics), trade area and site evaluation (physical inspection, competitive benchmarking, analysis of business generators/traffic patterns), and financial modeling (square footage and seat count analysis, predictive sales and margin evaluations, investment cost and return metrics).

Understanding our guests is an essential element of our market planning and site selection processes. We’ve developed a guest profile for each of our concepts to help guide our development efforts and educate our development partners. We look for the following minimum criteria in our site trade areas:

Population(a)	Daytime Population(a)	Average HH Income	Median Age	Priority Age Blocks(b)	Traffic Counts(c)

100,000+	150,000+	$100,000+	40+	35-44; 45-54; 55-64	40,000+
75,000+	100,000+	$75,000+	35+	35-44; 45-54	25,000+
75,000+	100,000+	$75,000+	35+	25-34; 35-44; 45-54	25,000+

(a)	Represents the population within a customized target area generally with less than a 20-minute drive time.
(b)	Represents the targeted age demographics for a prospective site.
(c)	Represents the targeted average daily vehicle traffic for a prospective site.

We expect the size of new Del Frisco’s restaurants to range from 12,000 to 16,000 square feet, new Sullivan’s restaurants to range from 8,000 to 9,000 square feet and new Grille restaurants to range from 6,500 to 8,500 square feet. For the opening of a new restaurant, we measure our cash investment costs net of landlord contributions and equipment financing, but including pre-opening costs. We target average cash investment costs of $7.0 million to $9.0 million for a new Del Frisco’s and $3.0 million to $4.5 million for a new Sullivan’s or Grille. We target a cash-on-cash return of at least 25% beginning in the third operating year across our concepts, consistent with the average of restaurant openings in recent years. To achieve this return we target a ratio of third year restaurant revenues to net development costs in the range of approximately 1.25:1 to 1.50:1. We target restaurant-level EBITDA margins of between 20% and 25% for each of our three concepts.

We believe there are opportunities to open three to five new restaurants annually, generally composed of one Del Frisco’s and two to four Sullivan’s and/or Grilles, with new openings of our Grille concept likely serving as the primary driver of new unit growth in the near term. It generally takes nine to 12 months after the signing of a lease or the closing of a purchase to complete construction and open a new restaurant. Additional time is sometimes required to obtain certain government approvals, permits and licenses, such as liquor licenses.

Properties

We currently operate 31 high-volume restaurants across 18 states. We currently lease all of our restaurants, except for one Del Frisco’s restaurant and one Sullivan’s restaurant. The majority of our leases provide for minimum annual rents with some containing percentage-of-sales rent provisions, against which the minimum rent may be applied. Typically, our lease terms are five to 15 years at initiation, with two to four five-year extension options. None of our restaurant leases can be terminated early by the landlord other than as is customary in the context of a breach or default under the applicable lease.

Opening Date	City	State	Lease/Own
Del Frisco’s Double Eagle Steak House
September 1995	Dallas	Texas	Own
April 1996	Ft. Worth	Texas	Lease
January 1997	Denver	Colorado	Lease
March 2000	New York	New York	Lease
July 2000	Las Vegas	Nevada	Lease
May 2007	Charlotte	North Carolina	Lease
November 2007	Houston	Texas	Lease(1)
November 2008	Philadelphia	Pennsylvania	Lease
April 2011	Boston	Massachusetts	Lease

Del Frisco’s Grille
August 2011	New York	New York	Lease
November 2011	Dallas	Texas	Lease

Sullivan’s Steakhouse
May 1996	Austin	Texas	Lease
November 1996	Indianapolis	Indiana	Lease
October 1997	Baton Rouge	Louisiana	Lease
December 1997	Wilmington	Delaware	Lease
January 1998	Charlotte	North Carolina	Lease(2)
July 1998	Houston	Texas	Lease(3)
September 1998	Anchorage	Alaska	Lease
September 1998	King of Prussia	Pennsylvania	Lease
October 1998	Dallas	Texas	Own
December 1998	Naperville	Illinois	Lease
January 1999	Palm Desert	California	Lease
January 1999	Denver	Colorado	Lease
June 1999	Chicago	Illinois	Lease
August 1999	Raleigh	North Carolina	Lease
December 2000	Tucson	Arizona	Lease
July 2007	Omaha	Nebraska	Lease
July 2008	Leawood	Kansas	Lease
November 2008	Lincolnshire	Illinois	Lease
February 2009	Baltimore	Maryland	Lease
June 2010	Seattle	Washington	Lease

(1)	Current lease term expires November 30, 2012, but can be renewed at our election for an additional five year term with advance written notice.
(2)	Current lease term expires December 31, 2012, but can be renewed at our election for an additional five year term with advance written notice.
(3)	Current lease term expires August 31, 2012, but can be renewed at our election for an additional five year term with advance written notice.

In addition, in 2012 we expect to open four new restaurants, each of which will be leased, including a Del Frisco’s in Chicago, Illinois, and Grilles in Phoenix, Arizona, Washington D.C. and Atlanta, Georgia. Our corporate headquarters is located in Southlake, Texas. We lease the property for our corporate headquarters.

Restaurant Operations and Management

Our restaurants have a distinctive combination of food, atmosphere and service in an upscale environment. We believe that our success reflects the consistency of our execution across all aspects of the dining experience, from the formulation of proprietary recipes, to the procurement and presentation of high quality menu items and the delivery of excellent guest service. We strive to ensure unsurpassed quality through a carefully controlled and established supply chain and proven preparation techniques.

Depending on the volume of each restaurant, our typical restaurant-level management team consists of one general manager, two to four assistant managers, one executive chef and two sous chefs. We also have a highly tenured team of regional managers to oversee operations at multiple restaurants. Each of our regional and general managers is broadly trained across Del Frisco’s and Sullivan’s, and will also be trained for the Grille, allowing us the flexibility to move appropriate managers into various positions within the organization. To ensure that each restaurant and its employees meet our demanding performance requirements, we have developed a set of strict operational standards that are followed in all facets of our operations. For example, these standards are used to develop corporate recipes, many of which are proprietary, that are adhered to across all of our restaurants. These standards also mandate a quality control process for the menu items in each of our restaurants our chefs and managers oversee before each shift. This quality control process includes the full preparation of each item on our menu, other than our steaks, and the testing of each of these items for presentation, taste, portion size and temperature before they are prepared for our guests. Items that do not meet our rigorous standards are re-made until they do. We believe this process of full preparation for testing differentiates us from our competition.

The consistent execution at our restaurants is a result of the extensive training and supervision of our employees. Our general managers are required to undergo eight to 10 weeks of initial training in food quality, guest service, alcohol beverage service, liquor liability avoidance and employee retention programs. Each of our new hourly employees also typically participates in a training program during which the employee works under the close supervision of his or her general manager. Our chefs and their assistants receive extensive training in food quality, food supply management and kitchen maintenance. All of our employees are trained to uphold each concept’s distinct characteristics and our overall values and operating philosophy.

Our training programs are administered by the general manager at each restaurant and supervised by our vice president of human resources and training, director of new restaurant openings and a dedicated training director for each concept. This training team ensures that all new general managers have developed a comprehensive set of tools that they can use to manage their restaurant, including employee selection, performance management and wage and hourly compliance. We also require each general manager to obtain a mandatory internal certification in areas of the kitchen, dining room and bar area. Our training team also supports new restaurant openings. Del Frisco’s, Sullivan’s and the Grille have developed a streamlined training program that ensures employees opening a new restaurant function as a cohesive team and maintain our high operational and food preparation standards. As a result our corporate and concept-level infrastructure supports our growth strategy, allowing us to successfully replicate our standards in new restaurants.

Sourcing and Supply Chain

Our ability to maintain the consistent quality of our restaurants depends in part on our ability to procure food and other supplies from reliable sources in accordance with the specifications for all food products established by our corporate executive chef. We continually research and evaluate products and supplies to ensure high quality meat, seafood and other menu ingredients. Our executive corporate chef works with U.S. Foodservice, our beef distributor, for all beef purchases on a national level. We have also engaged a corporate purchasing consultant who negotiates directly with suppliers of meat, seafood and certain other food and beverage products to ensure consistent quality and freshness and to obtain competitive prices for items purchased nationally for each concept. Our strong relationships with national and regional foodservice distributors ensure that our restaurants receive a constant supply of products. Products are shipped directly to the restaurants, although invoices are sent to corporate headquarters for payment. We do not maintain a central product warehouse or commissary.

Our corporate chef and our purchasing consultant also establish strict product specifications for those items purchased at the local level. We ensure competitive pricing for such supplies by requiring each restaurant’s chef to obtain at least three prices for each locally sourced product from suppliers approved by the corporate purchasing consultant and submit these bids to their regional chef on a weekly basis. Pricing is then compared weekly on a national basis to ensure management for each restaurant has the most up-to-date information to help with procurement. Purchasing at each restaurant is directed primarily by each restaurant’s chef, who is trained in our purchasing philosophy and specifications, and who works with regional and corporate managers to ensure consistent products. Each of our restaurants also has an in-house sommelier responsible for purchasing wines based on guest preferences, market availability and menu content.

We have not experienced any significant delays in receiving restaurant supplies and equipment. Although we currently do not engage in futures contracts or other financial risk management strategies with respect to potential price fluctuations, from time to time, we may opportunistically enter into fixed price beef supply contracts or contracts for other food products or consider other risk management strategies with regard to our meat and other food costs to minimize the impact of potential price fluctuations. This practice could help stabilize our food costs during times of fluctuating prices, although there can be no assurances that this will occur.

Marketing and Advertising

We believe that our commitment to providing quality food, hospitality, service and a high level of value for each price point is an effective approach to attracting guests and maintaining their loyalty. We use a variety of national, regional and local marketing and public relations techniques intended to maintain and build our guest traffic, maintain and enhance our concepts’ images and continually improve and refine our upscale experience. For example, in 2010, we initiated a loyalty program that provides credit and other rewards to our guests based on dollars spent at our restaurants. In addition, local restaurant marketing is important to the success of our concepts. For example, each restaurant’s general manager cultivates relationships with local businesses and luxury hotels that drive the restaurant’s business, in particular its private dining business. We also work with a national public relations firm that coordinates local firms in connection with new restaurant openings.

Del Frisco’s, Sullivan’s and the Grille each use specific marketing and advertising initiatives to position the concepts in the applicable segment of our industry, including ad placement in magazines targeting the affluent segment of the population. We are currently reviewing our marketing and advertising strategy, and in the future anticipate focusing our advertising expenditures on travel-related magazines while continuing to advertise in specialty magazines that appeal to our target demographics and in select local publications.

Competition

The full-service steak industry and general upscale restaurant businesses are highly competitive and fragmented, and the number, size and strength of competitors vary widely by region, especially within the general upscale restaurant segment. We believe restaurant competition is based on quality of food products, guest service, reputation, restaurant décor, location, name recognition and price. Depending on the specific concept, our restaurants compete with a number of restaurants within their markets, both locally-owned restaurants and restaurants that are part of regional or national chains. The principal upscale steakhouse chains with which Del Frisco’s, Sullivan’s and the Grille compete are Fleming’s Prime Steakhouse and Wine Bar, The Capital Grille, Smith & Wollensky, The Palm, Ruth’s Chris Steak House and Morton’s The Steakhouse. Our concepts also compete with additional restaurants in the broader upscale dining segment.

Seasonality

Our business is subject to seasonal fluctuations comparable to most restaurants. Historically, like other restaurants in our segment, the percentage of our annual revenues earned during the first and fourth fiscal quarters has been typically higher due to holiday traffic, increased gift card purchases and redemptions and increased private dining during the year-end holiday season. There is also an extra period in our fourth quarter.

Intellectual Property

We have registered the names Del Frisco’s, Double Eagle Steak House and Sullivan’s, and have applied for registration of the Del Frisco’s Grille name, as trade names, trademarks or service marks with the United States Patent and Trademark Office and in certain foreign countries. We have the exclusive right for use of these trademarks throughout the United States, other than with respect to the following. An unrelated third party that operates a restaurant in Louisville, Kentucky has an indefinite right to use a specific registration of the Del Frisco’s name in Jefferson and Fayette Counties in Kentucky, Marion County in Indiana and Hamilton County in Ohio pursuant to a concurrent use agreement. We also agreed not to use the specific registration of the Del Frisco’s name or grant others the right to use it within 50 miles of any restaurant operated by the third party in the territory. The third party has paid us aggregate fees of $52,500. A separate, unrelated third party that operates a restaurant in Orlando, Florida has an exclusive license to use the Del Frisco’s name in Orange, Seminole and Ocala Counties through June 1, 2013 pursuant to a license agreement with no option to renew. We also agreed not to open a Del Frisco’s, Sullivan’s or Grille before January 1, 2015 in Orange, Seminole and Ocala Counties. The licensee paid us a one-time fee of $38,000 upon the execution of the agreement in 1993 and a monthly fee of 3% of its total gross sales less any sales tax through December 31, 2011. We do not have any right to any future or recurring payments from or have any affirmative payment obligations to either third party. Each third party is responsible for all costs associated with running its respective location, including all commodity and labor costs and any risks related thereto. We are also aware of names similar to those of our restaurants used by various third parties in certain limited geographical areas. We believe that our trade names, trademarks and service marks are valuable to the operation of our restaurants and are important to our marketing strategy.

Employees

As of December 27, 2011, we had 3,243 employees. Many of our hourly employees are employed on a part-time basis to provide services necessary during peak periods of restaurant operations. None of our employees is covered by a collective bargaining agreement. We believe that we have good relations with our employees.

Government Regulation

Our restaurants are subject to licensing and regulation by state and local health, safety, fire and other authorities, including licensing and regulation requirements for the sale of alcoholic beverages and food. We maintain the necessary restaurant, alcoholic beverage and retail licenses, permits and approvals. The development and construction of additional restaurants will also be subject to compliance with applicable zoning, land use and environmental regulations. Federal and state labor laws govern our relationship with our employees and affect operating costs. These laws regulate, among other things, minimum wage, overtime, tips, tip credits, unemployment tax rates, workers’ compensation rates, citizenship requirements and other working conditions. Our restaurants are subject in each state in which we operate to “dram shop” laws, which allow, in general, a person to sue us if that person was injured by an intoxicated person who was wrongfully served alcoholic beverages at one of our restaurants. A judgment against us under a dram shop law could exceed our liability insurance coverage policy limits and could result in substantial liability for us and have a material adverse effect on our results of operations. Our inability to continue to obtain such insurance coverage at reasonable costs also could have a material adverse effect on us. We are also subject to the Federal Americans with Disabilities Act, which prohibits discrimination on the basis of disability in public accommodations and employment.

Legal Proceedings

We are subject to various claims and legal actions, including class actions, arising in the ordinary course of business from time to time, including claims related to food quality, personal injury, contract matters, health, wage and employment and other issues. While it is impossible at this time to determine with certainty the ultimate outcome of these proceedings, lawsuits and claims, management believes that adequate provisions have been made and that the ultimate outcomes will not have a material adverse effect on our financial position.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information regarding the current member of our board of directors, our director nominees, our executive officers and certain of our key employees, as of the date of this prospectus.

Name	Age	Position
Mark S. Mednansky	54	Chief Executive Officer; Director Nominee
Thomas J. Pennison, Jr.	44	Chief Financial Officer
Thomas G. Dritsas	41	Vice President of Culinary & Corporate Executive Chef
James W. Kirkpatrick	58	Vice President of Real Estate
Lisa H. Kislak	53	Vice President of Brand Marketing
William S. Martens	39	Vice President of Development & Construction
April L. Scopa	45	Vice President of People and Education
Norman J. Abdallah	49	Director Nominee
David B. Barr	48	Director Nominee
Jodi L. Cason	38	Director Nominee
Richard L. Davis	59	Director Nominee
Melissa S. Hubbell	38	Director Nominee
Jennifer R. Lamprecht	44	Director
Samuel D. Loughlin	39	Chairman of the Board Nominee; Director Nominee
Leigh P. Rea	37	Director Nominee

Executive Officers and Key Employees

Mark S. Mednansky has served as Chief Executive Officer since March 2007 and will become a director upon the listing of our common stock. Prior to becoming our Chief Executive Officer in connection with the Acquisition, Mr. Mednansky served in senior management roles with Lone Star Steakhouse & Saloon, Inc. From 2005 until March 2007, Mr. Mednansky was the Chief Operating Officer of several Lone Star Steakhouse & Saloon restaurant concepts, including Del Frisco’s and Sullivan’s. Mr. Mednansky also served as Vice President of Operations of the Del Frisco’s and Sullivan’s concepts from 2000 to 2005 and President of the Texas Land & Cattle concept from 2003 to 2006. Mr. Mednansky has over 35 years of restaurant industry experience and 25 years of experience as a senior operations manager. Prior to joining Lone Star Steakhouse & Saloon, Inc., he was Director of Operations for Big Four Restaurants from 1997 to 1998, Director of Culinary Services for Dial Corp. from 1990 to 1997 and Area Manager for Big Four Restaurants from 1985 to 1990.

As our Chief Executive Officer, Mr. Mednansky will bring a deep understanding of the Company’s business, industry, operations and strategic plan to the board of directors. Mr. Mednansky also has extensive institutional knowledge gained through his more than 12 years of experience with the Del Frisco’s and Sullivan’s concepts. In addition, Mr. Mednansky’s other senior leadership and restaurant experience will enable him to provide valuable insight and guidance to the board on our industry as a whole. Mr. Mednansky’s board service will also provide a direct open channel of communication between the board and senior management.

Thomas J. Pennison, Jr. has served as Chief Financial Officer since November 2011. Prior to joining our company Mr. Pennison served as Chief Financial Officer for iSeatz Inc., a customized software technology company primarily serving the travel and leisure industry, from 2009 to 2011. Mr. Pennison also operated his own financial consulting firm in Louisiana from 2008 to 2009 where he provided financial and business consulting services to clients in the hospitality and other consumer and retail related industries. Prior to that, Mr. Pennison spent 12 years at

Ruth’s Hospitality Group, Inc., a restaurant company focused exclusively on the upscale dining segment, formerly known as Ruth’s Chris Steak House, Inc., from 1996 to 2008 serving in various capacities, including Senior Vice President and Chief Financial Officer. Additionally, from 1994 to 1996, Mr. Pennison served as Assistant Corporate Controller of Casino Magic Corp., with primary responsibilities for corporate finance and SEC reporting, and from 1991 to 1994, Mr. Pennison was at the public accounting firm KPMG LLP. Mr. Pennison is a member of the Financial Executive Institute and the Louisiana Society of Certified Public Accountants.

Thomas G. Dritsas has served as Vice President of Culinary & Corporate Executive Chef since December 2006 and oversees the day to day culinary operations of Del Frisco’s, Sullivan’s and the Grille. From 2003 to 2006, Mr. Dritsas served as Corporate Executive Chef for Lone Star Steakhouse & Saloon, Inc., during which time he oversaw the daily culinary operations for each of its concepts. Mr. Dritsas joined Lone Star Steakhouse & Saloon, Inc. in 1999 and served in various culinary capacities, including as part of new opening teams. Prior to joining Lone Star Steakhouse & Saloon, Mr. Dritsas assisted in the opening of numerous independent restaurants and operated his own restaurant.

James W. Kirkpatrick has served as Vice President of Real Estate since February 2012 and oversees real estate matters for our three concepts, including strategic development and lease administration. Prior to joining our company, Mr. Kirkpatrick served as the Senior Vice President of Development for Morton’s Restaurant Group, Inc., an operator of company-owned upscale steakhouses, from 2006 to 2012, where he managed all aspects of development including real-estate strategic development to lease administration. Prior to Morton’s, Mr. Kirkpatrick worked in several leadership roles with Applebee’s International, Inc. from 1999 to 2006, including Senior Director of Real Estate and Vice President of Real Estate & Construction. Mr. Kirkpatrick has also held a variety of other positions focused on real estate development with a number of other companies in the restaurant industry including Houlihan’s Restaurants, Inc., TGI Friday’s and Pizza Hut, Inc.

Lisa H. Kislak has served as Vice President of Brand Marketing since February 2012 and is responsible for all aspects of marketing for Del Frisco’s, Sullivan’s and the Grille. Prior to joining our company, Ms. Kislak was the Vice President of Marketing for The Picture People, a privately held company with more than 170 company-owned portrait studios in 34 states, where she managed the company’s marketing activities. Before that, Ms. Kislak served as a Principal for Premium Knowledge Group, a firm specializing in luxury lifestyle marketing, from 2007 to 2010. Ms. Kislak started her career with Four Seasons Hotels and Resorts where she held various marketing roles over a 13-year period, including Vice President of Brand and Relationship Marketing with Wyndham Hotels, Vice President of Sales and Marketing for Rosewood Hotels & Resorts and Senior Vice President of Marketing for ClubCorp.

William S. Martens has served as Vice President of Development & Construction since 2011 and is responsible for market planning, site selection, site acquisition and construction for our three concepts. Mr. Martens also oversees concept design, portfolio management and facilities operations. Mr. Martens has been with us since 2008, previously serving as our Director of Development where he managed all facets of new unit development and established the infrastructure to support our growth in new and existing markets. Before joining our company, Mr. Martens served as Vice President of Portfolio Management with Hudson Americas, LLC, and affiliate of ours and Lone Star Fund, from 2007 to 2008. Prior to Hudson Americas, Mr. Martens spent nine years with Yum! Brands, where he held multiple leadership roles in Finance and Development, including the position of Senior Manager of Development. In this role, he worked with senior brand leadership teams to develop market plans, define asset strategies and make capital appropriations decisions for approximately 350 new restaurants annually.

April L. Scopa has served as Vice President of People and Education since June 2011 and is responsible for recruiting, human resources, talent development & training strategy. Prior to joining our company, Ms. Scopa worked with Landmark Leisure Group, a national leader in entertainment development since June 2010 and served as VP of People & Development, beginning in January 2011, where she led the HR, recruiting, new store opening development, employee relations, talent management and personnel development strategy. Prior to Landmark, Ms. Scopa spent eight years with The Capital Grille, an upscale steakhouse division of Darden Restaurants, as Director of Operations and Senior Director of Training, where her responsibilities most recently included quality of operations, people and P&L results for six locations. Prior to The Capital Grille, Ms. Scopa also worked for C.A. Muer Corporation and LongHorn Steakhouse, both in a training and operations capacity.

Directors and Director Nominees

Norman J. Abdallah will become a director upon the listing of our common stock. Mr. Abdallah has served as a member of our Advisory Board since March 2011. Mr. Abdallah has served as the Chief Executive Officer of Romano’s Macaroni Grill, a privately-held restaurant concept, since 2010. Mr. Abdallah has also served as a member of the Board of Directors of California Pizza Kitchen, Inc. since 2011. Prior to joining Romano’s Macaroni Grill, Mr. Abdallah served as Chief Executive Officer of Restaurants Unlimited Inc., a privately-held multi-concept restaurant company, from 2009 to 2010. Prior to joining Restaurants Unlimited, Mr. Abdallah served as the Chief Executive Officer and Co-Founder of Fired Up, Inc., the parent company of U.S.-based casual dining concept Carino’s Italian, from 1997 to 2008.

Mr. Abdallah will bring extensive knowledge of the restaurant industry to the board of directors from his experience with a number of national restaurant concepts. In addition, Mr. Abdallah’s service as a chief executive officer of various other restaurant holding companies will contribute valuable management experience to the board’s collective knowledge. His service on the Company’s Advisory Board also provides Mr. Abdallah with a working knowledge of the Company’s business and operations that will be important to the development of the board following the completion of this offering.

David B. Barr will become a director upon the listing of our common stock. Mr. Barr has served as a member of our Advisory Board since 2008. Mr. Barr has been the Chairman of the board of directors of PMTD Restaurants LLC and its affiliates, a franchisee of KFC since 1998. Mr. Barr has also been Chairman of the board of directors of Rita Restaurant Corp., the owner and operator of Don Pablo’s Mexican Restaurants and Hops Grill and Brewery since 2008, in addition to having served on the board of the prior owner. Mr. Barr also serves on the boards of directors of Mrs. Fields Original Cookies, Inc. (owner of the Ms. Fields and TCBY brands), and Charles & Colvard Ltd., and was previously the Chairman of the board of directors of Samuels Jewelers, Inc. from 2000 to 2006. From 1994 to 2008, Mr. Barr served as the Chief Financial Officer and then Chief Executive Officer of the Great American Cookie Company, a franchisor and operator of cookie stores. Mr. Barr began his career with Price Waterhouse in 1986 where he worked until 1991 when he left to join the finance department of Pizza Hut, Inc. Mr. Barr was a licensed certified public accountant in the State of Georgia and a member of the American Institute of Certified Public Accountants from 1991 to 2003. Mr. Barr currently sits on the board of directors of International Franchise Association and the advisory board of the McIntire School of Commerce at the University of Virginia.

Mr. Barr will bring extensive knowledge of the restaurant industry to the board of directors from his experience with a number of restaurant and retail concepts. His board service for various companies, including as chairman, will also provide valuable insight to the board regarding the dynamics and interactions of a board of directors. Mr. Barr’s financial background will assist the board in taking responsibility for our public company reporting of financial information. His service on the Company’s Advisory Board also provides Mr. Barr with working knowledge of the Company’s business and operations that will be important to the development of the board following the completion of this offering.

Jodi L. Cason will become a director upon the listing of our common stock. Ms. Cason is the Senior Vice President of Corporate Finance and Investor Reporting for Hudson Advisors, LLC, an affiliate of ours and Lone Star Fund. Ms. Cason has worked for Hudson Advisors since 2000. Her responsibilities include the oversight of, and global coordination for, the financial reporting requirements of the Limited Partners, General Partner and Co-investment Partners of Lone Star Fund, including Hudson Advisors and its subsidiaries. Prior to 2000, Ms. Cason worked in the Investor Relations group of Lone Star Fund, focusing on the analysis of, and reporting on, the trends and projections of cash flows impacting both the Limited Partners and General Partner of Lone Star Fund. She began her career at KPMG in the Assurance Services group.

Ms. Cason’s background and extensive expertise in financial markets, financing and other funding operations will provide the board of directors with insight regarding investing, accounting and other financial reporting matters. Her tenure at KPMG will assist the board in taking responsibility for our public company reporting of financial information.

Richard L. Davis will become a director upon the listing of our common stock. Mr. Davis has served as a member of our Advisory Board since 2011. Mr. Davis has also served as a member of the board of directors of Bi-Lo Holdings, LLC, a 207-unit grocery company also controlled by Lone Star Fund, since 2011. Mr. Davis’ 40 year business career has been devoted to managing and developing various businesses in retail, printing services and the restaurant and entertainment industries. Mr. Davis was the founder and owner of Main Street Crossing, a restaurant and live entertainment venue, JoeAuto, a chain of auto repair shops, Extreme Logic, a software training company and Night-Rider Overnight Copy Service, a printing business. Mr. Davis was the CEO of CCG Venture Partners from 1992 to 2010 and served in an advisory board capacity in 2011 for Del Frisco’s.

Mr. Davis’ extensive experience in business development across a wide range of industries will allow him to provide insight to the board of directors regarding developing and implementing strategies for growing our business. His service on the Company’s Advisory Board also provides Mr. Davis with working knowledge of the Company’s business and operations that will be important to the development of the board following the completion of this offering.

Melissa S. Hubbell will become a director upon the listing of our common stock. Ms. Hubbell has been the Chief Operating Officer of Hudson Americas, LLC, an affiliate of ours and Lone Star Fund, since 2008, with direct oversight of all business management functions, including Human Capital, Finance, Legal, IT and Investor Relations, as well as asset management responsibility for Lone Star Fund’s investment in our company. Since joining Hudson Americas, Ms. Hubbell has advised operating company management teams and internal leaders on operations matters, including organizational restructurings, executive alignment and recruiting executive-level talent. Prior to joining Hudson Americas, Ms. Hubbell was the Director of Human Resources for GMAC ResCap, a financial services company, a position she held from 2001 to 2008. Ms. Hubbell has over 14 years of strategic human resources experience in the financial services and consumer products industries.

Ms. Hubbell will bring management expertise to the board of directors covering many facets of our business, including investor relations. The breadth of her experience across multiple substantive areas will assist the board in understanding and addressing the wide variety of issues it will face following the completion of the offering. Her knowledge of employment and human resource matters will also provide the board with valuable expertise regarding these matters, including recruitment, succession planning, and relations with management personnel. Her prior involvement with Lone Star Fund’s investment in us also provides Ms. Hubbell with a working knowledge of our business and operations that will be important to the development of the board following the completion of this offering.

Jennifer R. Lamprecht has served as a director since March 2011. In 2009, Ms. Lamprecht joined Hudson Americas, LLC, an affiliate of ours and Lone Star Fund, as Director of Capital Markets, focused on optimizing capital structure and financing arrangements for portfolio entities as well as managing commercial and investment banking relationships across multiple asset classes and funds. Ms. Lamprecht’s current responsibilities include asset management for all of Lone Star Fund’s restaurant investments, including our company as well as the Lone Star Steakhouse & Saloon and Texas Land & Cattle brands. Prior to joining Hudson Americas, Ms. Lamprecht spent 18 years in the financial services industry, including 10 years at Morgan Stanley in its capital markets and investment banking divisions where she covered healthcare and retail clients.

Ms. Lamprecht’s knowledge of our company allows her to bring a well-informed perspective to the board of directors regarding our operations and our vision for the future. Her extensive experience in the financial markets also allows her to make valuable contributions with respect to our capital structure and financing and investing activities. This experience will also be helpful in forming our relationship with investors following the completion of this offering.

Samuel D. Loughlin will become a director and Chairman of the Board upon the listing of our common stock. Mr. Loughlin is currently a Managing Director of Lone Star U.S. Acquisitions, LLC, an affiliate of ours and Lone Star Fund, where he focuses on originations initiatives. Previously, from 2008 to 2011, he served in various capacities at Hudson Americas, LLC, an affiliate of ours and Lone Star Fund, with responsibility for its retail and restaurant operating companies, in addition to leading teams in special originations initiatives. Mr. Loughlin joined Hudson Americas in 2008 and focused on asset management, origination and monetization strategies of a number of assets. Mr. Loughlin has more than 13 years of finance and legal experience, including mergers and acquisitions, financing, private equity investment, originations and asset management transactions. Prior to joining Hudson Americas, Mr. Loughlin was a Partner of CCG Venture Partners, a private equity firm with real estate, operating company and securities holdings, where he was responsible for legal oversight, deal structuring, asset evaluation, acquisitions and sales. Previously, Mr. Loughlin was an attorney in the Business and Corporate Securities Group at Vinson & Elkins LLP, where he supported clients in venture capital and mezzanine financing transactions, private and public securities offerings, mergers and acquisitions, management buyouts and debt financing transactions.

Mr. Loughlin has significant experience with the strategic, financial and operational requirements facing companies in the restaurant and related industries, allowing him to guide the board in analyzing, shaping, and overseeing our execution of important operational and policy issues. His responsibilities for Lone Star Fund’s restaurant companies, including our company, also provide Mr. Loughlin with a working knowledge of our business and operations that will be important to the development of the board following the completion of this offering.

Leigh P. Rea will become a director upon the listing of our common stock. Ms. Rea has served as Managing Director of Lone Star U.S. Acquisitions, LLC, an affiliate of ours and Lone Star Fund, since 2007, where she focuses on origination activities related to distressed residential mortgage related securities. She has served in this capacity since July 2007 and during this time her responsibilities have included the analysis, underwriting, closing and asset management of residential structured products. From 2001 to 2007, Ms. Rea worked on the origination and management of corporate and real estate distressed debt and private equity opportunities. From 1998 to 2000, Ms. Rea worked for Hudson Advisors in the workout of distressed real estate and corporate credits. Ms. Rea currently serves as a director or officer of several privately-held companies owned or controlled by Lone Star Fund.

Ms. Rea brings broad expertise in financial management to the board of directors. Ms. Rea also has extensive experience in real estate matters, which are a significant aspect of our business and growth prospects for the future.

There are no family relationships among any of our directors, director nominees or executive officers.

Management Compensation

After this offering, we expect to continue to compensate our management on a basis substantially similar to immediately prior to this offering, except that, in light of our proposed status as a public company, our equity-based incentive program will be different from the program in effect prior to the offering.

Equity-Based Arrangements. Currently, we do not maintain an equity-based compensation program, other than Class B and Class C interests in our direct parent, LSF5 Wagon Holdings, LLC, or Wagon, granted to certain of our executive officers and described below under “—Payments in Connection with Offering.” However, in connection with this offering, we intend to adopt a long-term equity incentive plan for employees, officers, non-employee directors and other service providers, to be known as the Del Frisco Restaurant Group 2012 Long-Term Incentive Plan, or the 2012 Plan. The 2012 Plan will be designed to promote our interests by providing eligible persons with the opportunity to share in appreciation of our stock resulting from our performance. We have reserved              shares of our common stock for issuance under the equity incentive plan. Of these              shares reserved for issuance, we anticipate granting options for the issuance of              shares at the time of the pricing of this offering with an exercise price equal to the initial public offering price. See “Executive Compensation—2012 Long-Term Incentive Plan” below.

Incentive-Based Arrangements. We currently maintain the Del Frisco’s Restaurant Group Management Bonus Plan, which provides general managers, salaried managers, sous chefs, and executive chefs with bonus payments based on actual restaurant-level financial results.

We also currently maintain an informal bonus policy for certain corporate-level employees of the Company and its subsidiaries, including our named executive officers (as defined under “Executive Compensation” below). Under this policy, all participants are potentially eligible to receive an annual performance-based bonus equal to a target percentage of their annual salary, based upon their corresponding level of individual responsibility within the organization. Whether an individual’s target is achieved depends upon whether various financial performance metrics tied to each individual’s responsibilities (such as EBITDA, same store sales, regional sales, food costs, etc.) are satisfied. Our Chief Executive Officer, Mark S. Mednansky, may then recommend a discretionary upward or downward adjustment to each individual’s target bonus

(other than his own) based upon such individual’s overall performance and contributions for the year. Mr. Mednansky’s recommendations are reviewed by our Board of Directors, who retains final discretion in determining the amount of any bonuses actually paid.

We expect that our informal bonus policy will be reduced to writing and incorporated within the 2012 Plan after this offering. The 2012 Plan authorizes the payment of cash or stock incentive bonuses. Such incentive bonus will confer upon the participant the opportunity to earn a future payment tied to a level of achievement with respect to one or more performance criteria established for a performance period of typically not less than one year. Our compensation committee will establish the performance criteria and level of achievement versus these criteria that will determine the amount payable under any incentive bonus. Notwithstanding the satisfaction of any award criteria, incentive bonuses awarded or granted under the 2012 Plan may be subject to discretionary adjustment by our compensation committee. However, any adjustment for named executive officers will be downward only, and any downward adjustment for one named executive officer will not result in an upward adjustment for any other named executive officer.

Director Compensation

Historically, we have not paid any compensation to our non-employee directors for their services as directors. However, we intend to pay compensation to independent directors following the completion of this offering. We expect to pay an annual retainer of $15,000 per year to each independent director for his or her services, with an additional $15,000 annual fee for service as the chairman of the board or as chairperson of a committee of the board. In addition, we expect to pay our independent directors an additional fee of $1,500 for each meeting attended in person and $250 for each meeting attended telephonically. Such fees are expected to be paid quarterly in arrears.

Board of Directors

Our certificate of incorporation will provide that our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible. The members of each class will serve for a three-year term. As a result, one-third of our board of directors will be elected each year, and Mses. Hubbell and Lamprecht and Mr. Loughlin will be class I directors, up for election in 2013, Mses. Cason and Rea and Mr. Barr will be class II directors, up for election in 2014, and Messrs. Abdallah, Davis and Mednansky will be class III directors, up for election in 2015.

Before the completion of this offering, our board of directors will establish an audit committee, a compensation committee and a nominating and corporate governance committee, each of which will operate pursuant to a charter that will be adopted by our board of directors. Upon the closing of this offering, the composition and functioning of all of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, the stock exchange on which we will list our common stock and the SEC rules and regulations.

Following this offering, Lone Star Fund will continue to control more than 50% of the voting power of our common stock in the election of directors. Accordingly, we intend to avail ourselves of the “controlled company” exception available under the rules of the stock exchange on which we will list our common stock which eliminates certain requirements, such as the requirements that a company have a majority of independent directors on its board of directors, that compensation of the executive officers be determined, or recommended to the board of directors for determination, by a majority of the independent directors or a compensation committee comprised solely of independent directors, and that director nominees be selected, or recommended for the board of directors’ selection, by a majority of the independent directors or a nominations committee comprised solely of independent directors. In the event that we cease to be a controlled company, we will be required to comply with these provisions within the transition periods specified in the rules of the stock exchange on which we will list our common stock. These exemptions do not modify the independence requirements for our audit committee, and we intend to comply with the applicable requirements of the SEC and rules of the stock exchange on which we will list our common stock with respect to our audit committee within the applicable time frame.

Audit Committee

The primary responsibilities of our audit committee will be to oversee the accounting and financial reporting processes of our company as well as our affiliated and subsidiary companies, and to oversee the internal and external audit processes. The audit committee will also assist the board of directors in fulfilling its oversight responsibilities by reviewing the financial information provided to stockholders and others, and the system of internal controls established by management and the board of directors. The audit committee will oversee the independent auditors, including their independence and objectivity. However, the committee members will not act as professional accountants or auditors, and their functions are not intended to duplicate or substitute for the activities of management and the independent auditors. The audit committee will be empowered to retain independent legal counsel and other advisors as it deems necessary or appropriate to assist it in fulfilling its responsibilities, and to approve the fees and other retention terms of the advisors.

The audit committee will be comprised of three members, Ms. Cason and Messrs. Barr and Davis, with Mr. Barr serving as chair. Our board of directors has determined that each of             is independent, as defined under and required by the federal securities laws and the rules of the stock exchanges. Our board of directors has determined that             qualifies as an audit committee financial expert under the federal securities laws and that each member of the audit committee has the financial sophistication required under the rules of the stock exchanges. The rules of the SEC and the stock exchanges require us to have a fully independent audit committee within one year of the date of the effectiveness of the registration statement of which this prospectus is a part and the listing of our common stock, respectively.

Compensation Committee

The primary responsibilities of our compensation committee will be to periodically review and approve the compensation and other benefits for our employees, officers and independent directors. This will include reviewing and approving corporate goals and objectives relevant to the compensation of our executive officers in light of those goals and objectives, and setting compensation for these officers based on those evaluations. Our compensation committee will also administer and have discretionary authority over the issuance of stock awards under our equity incentive plan.

The compensation committee may delegate authority to review and approve the compensation of our employees to certain of our executive officers, including with respect to awards made under our equity incentive plan. Even where the compensation committee does not delegate authority, our executive officers will typically make recommendations to the compensation committee regarding compensation to be paid to our employees and the size of grants of stock option, restricted stock and other forms of stock-based compensation.

The compensation committee will be comprised of three members, Mses. Hubbell and Lamprecht and Mr. Abdallah, with Ms. Hubbell serving as chair. For so long as we are a controlled company, we are not required to have a compensation committee comprised of independent directors under stock exchange rules. The board has nonetheless determined that             is independent under the rules of the stock exchanges.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will oversee all aspects of our corporate governance functions. The committee will make recommendations to our board of directors regarding director candidates and assist our board of directors in determining the composition of our board of directors and its committees. The nominating and corporate governance committee will be comprised of three members, Ms. Rea and Messrs. Davis and Loughlin, with Mr. Loughlin serving as chair. For so long as we are a controlled company, we are not required to have a nominating and governance committee comprised of independent directors under stock exchange rules. The board has nonetheless determined that             is independent under the rules of the stock exchanges.

Code of Conduct and Ethics

Our board of directors will adopt a code of conduct and ethics that establishes the standards of ethical conduct applicable to all directors, officers and employees of our company. The code will address, among other things, conflicts of interest, compliance with disclosure controls and procedures and internal control over financial reporting, corporate opportunities and confidentiality requirements. The audit committee will be responsible for applying and interpreting our code of conduct and ethics in situations where questions are presented to it.

Compensation Committee Interlocks and Insider Participation

Our compensation committee will be comprised of Mses. Hubbell and Lamprecht and Mr. Abdallah. None of our executive officers currently serves or has served during the last completed fiscal year, as a member of the board of directors, or as a member of the compensation or similar committee, of any entity that has one or more executive officers who served on our board of directors. For a description of the transactions between us and members of the compensation committee, and entities affiliated with such members, see the transactions described under the section entitled “Certain Relationships and Related Party Transactions.”

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview

This Compensation Discussion and Analysis provides an overview of our executive compensation program and explains our compensation philosophy, objectives and design. The compensation provided to our chief executive officer, our chief financial officer, our former chief financial officer and our three other most highly compensated executive officers during fiscal year 2011, or collectively, the named executive officers, is set forth in detail in the tables and narratives that follow this section.

Compensation of Our Named Executive Officers.    Our named executive officers for fiscal 2011 were:

•	Mark S. Mednansky, Chief Executive Officer;

•	Thomas J. Pennison, Jr., Chief Financial Officer;

•	Thomas G. Dritsas, Corporate Executive Chef;

•	William S. Martens, Vice President of Development & Construction;

•	Jon W. Howie, former Chief Financial Officer; and

•	Edie A. Ames, former Chief Operating Officer.

The Company does not directly employ any individuals. All of our corporate-level employees, including our named executive officers, with the exception of Mr. Dritsas, have historically been employed and compensated by Center Cut Hospitality, Inc., or CCH, a direct, wholly-owned subsidiary of the Company, and, in the case of Mr. Dritsas, by one of our indirect subsidiaries, Sullivan’s of North Carolina. Nevertheless, our board of directors has retained final oversight and responsibility with respect to the compensation provided to the employees of CCH. Mr. Dritsas has entered into a new employment agreement with CCH. After this offering, we expect the compensation of our executive officers will be determined by our compensation committee and approved by the board of directors.

Executive Compensation Objectives and Philosophy.    Our primary executive compensation objective has been to attract and retain top talent from within a highly competitive global marketplace to maximize value to our equityholder. We seek to recruit and retain individuals who have demonstrated a high level of expertise and who are market leaders in the restaurant industry. We believe that the compensation paid to our executives is competitive in this marketplace. While we do not formally benchmark the compensation of our executives to any particular group of peer companies, we regularly review publicly available information regarding executive compensation in the restaurant industry to assess whether our executives are generally compensated at competitive levels.

We anticipate that upon completion of this offering, our compensation program will be composed of three principal components:

•	annual base salary;

•	annual non-equity incentive compensation; and

•	long-term equity incentive compensation.

We anticipate that we will set base salaries for our executives at levels sufficient to attract and retain talent and provide a fixed level of income, which would enable them to focus on short-term execution objectives. In addition, we will use variable cash and long-term incentives to ensure a performance-based delivery of pay that closely aligns our named executive officers’ compensation with stockholders’ interests, which would enable them to focus on long-term sustained performance of the Company. After the completion of this offering, and periodically from time to time thereafter, our compensation committee will review our compensation program and may alter or adjust some or all of its components based on various factors, including compensation levels within our industry, corporate performance and individual performance of our named executive officers.

Elements of Compensation

Salary.    Base salaries for named executive officers reflect each executive’s level of experience, responsibilities and expected future contributions to our success, as well as market competitiveness. For fiscal year 2011, Messrs. Mednansky, Pennison, Dritsas, Martens and Howie and Ms. Ames were paid annual base salaries of $400,000, $250,000, $191,076, $172,000, $270,000 and $290,000, respectively. The salary levels for each of Messrs. Mednansky and Howie were memorialized in their respective amended and restated employment agreements entered into with Messrs. Mednansky and Howie dated February 7, 2011. As discussed below, Mr. Howie terminated employment with CCH, effective May 4, 2011. Mr. Pennison was hired to replace Mr. Howie. He entered into an employment agreement with CCH dated October 17, 2011, pursuant to which he is paid a base salary of $250,000/year. Mr. Dritsas had an employment agreement with Sullivan’s of North Carolina dated as of June 10, 2010, which established his base salary at $180,000, which was increased to $198,000 effective May 11, 2011. Mr. Martens does not have an employment agreement. His base salary is set, and reviewed periodically, by our board of directors after considering his level of experience and responsibilities. Ms. Ames entered into an employment agreement dated as of May 11, 2010, and updated on February 7, 2011, which sets forth her base salary. Ms. Ames terminated employment with CCH effective July 1, 2011.

Following the completion of this offering, we expect that our compensation committee will conduct a review of each named executive officer’s base salary on an annual basis or at such time as responsibilities change, and we expect that our compensation committee will consider factors such as individual and Company performance, base salaries of executives at similarly situated companies and the competitive environment in our industry in determining whether salary adjustments are warranted.

Non-Equity Incentive Compensation

We maintain a performance-based incentive bonus policy for certain corporate-level employees of the Company and its subsidiaries, including CCH and Sullivan’s of North Carolina. Under this policy, all participants, including our named executive officers, are potentially eligible to receive an annual performance-based bonus equal to a target percentage of their annual salary, based upon their corresponding level of individual responsibility within the organization. Whether an individual’s target is achieved depends upon whether various financial performance metrics tied to each individual’s responsibilities (such as EBITDA, same store sales, regional sales, food costs, etc.) are satisfied. Historically, Mr. Mednansky then recommends a discretionary upward or downward adjustment to each individual’s target bonus (other than his own) based upon such individual’s overall performance and contributions over the prior year. Mr. Mednansky’s recommendations are reviewed by our board of directors, which retains final discretion in determining the amount of any bonuses actually paid. Once established, we expect that our compensation committee will administer this bonus policy.

Pursuant to his February 7, 2011 employment agreement, Mr. Mednansky’s annual target bonus opportunity under the Company’s current or future bonus compensation plan is at least 50% of his annual base salary, but entitlement to any such bonus actually paid to Mr. Mednansky is to be determined by the board in its good faith discretion. Mr. Howie’s and Ms. Ames’ respective February 7, 2011 employment agreements contained similar provisions. However, in light of their respective terminations of employment in 2011, Mr. Howie and Ms. Ames were not entitled to participate in the bonus plan in fiscal year 2011. Pursuant to Mr. Pennison’s October 17, 2011 employment agreement, he is eligible for a target annual incentive plan bonus of 50% of his annual base salary, subject to achievement of various performance criteria, and further subject to the board’s discretion. Messrs. Dritsas’ and Marten’s target bonus amounts were set at 40% of their respective base salaries for 2011.

We determine performance measures and the associated weighting for each executive based on such executive’s areas of primary responsibility and ability to influence the Company’s financial results. Messrs. Mednansky’s and Pennison’s target bonus levels are based on a combination of revenue and profitability metrics. Mr. Dritsas’ target bonus level includes revenue and profitability metrics as well as measures of food costs. Mr. Martens’ target bonus level includes revenue and profitability metrics as well as measures related to the timing and costs of restaurant development projects.

For 2011, bonuses were determined for each of Messrs. Mednansky, Pennison, Dritsas and Martens, in whole or in part, as applicable, based on achievement of targets for both adjusted EBITDA and the percentage increase in comparable same store sales. In addition, for Messrs. Dritsas and Martens, funding was also based, in part, on the achievement of additional measures tied to their specific responsibilities. Mr. Dritsas’ individual measures included successful development of a playbook and set of recipes for the Grille and managing our cost of food sales as a percentage of total revenues. Mr. Martens’ individual measures included completing remodeling projects at select locations, successfully opening our Grille restaurants in New York City and Dallas and our Del Frisco’s in Boston and adequately managing construction costs for those projects. A summary of the performance measures and weightings for 2011 for each named executive officer is as follows:

	Weight of a Particular Measure in Determining Executive Total Annual Incentive Bonus
Name	Adjusted EBITDA	Same Store Sales	Remodels	New Openings	Control Construction Costs	Grille Playbook/ Recipe	Cost of Food Sales
Mark S. Mednansky	80%	20%
Thomas J. Pennison, Jr.	80%	20%
Thomas G. Dritsas	50%	10%				20%	20%
William S. Martens	50%	10%	10%	10%	20%

For 2011, the specific targets and actual results for the quantitative measures were as follows:

Measure	Target	Actual
Adjusted EBITDA (1)	$36.7 million	$37.0 million
Same Store Sales	9.5%	11.2%
New Openings	3	3
Cost of Food Sales	30.7%	30.7%

(1)

Adjusted EBITDA for purposes of our annual incentive plan differs from that presented under “Prospectus Summary—Summary Historical Consolidated Financial and Operating Data” and “Selected Consolidated and Combined Financial Data.” Specifically, for purposes of the annual incentive plan only, adjusted EBITDA also adds amounts related to severance, non-cash equity compensation and a nonrecurring 2011 expense back to income from continuing operations.

In addition, the Board of Directors determined that both Messrs. Dritsas and Martens achieved their respective qualitative measures relating to the development of a playbook and a set of recipes for the Grille and completing remodeling projects and managing construction costs, respectively.

Based on the results summarized above, each named executive officer achieved his respective quantitative and qualitative targets under the annual incentive plan for 2011, which resulted in a payout of the target bonus amounts discussed above. In addition, the Board determined to exercise its discretion to increase Mr. Mednansky’s bonus to 200% of target (or 100% of his annual base salary) in recognition of achieving significant adjusted EBITDA growth during a period of transition with his management team. The Board also determined to exercise its discretion, at the recommendation of Mr. Mednansky, to increase each of Mr. Dritsas’ and Marten’s bonus to 112.5% of target (or 45% of their respective base salaries) in recognition of Mr. Dritsas’ successful management of food costs and Mr. Marten’s success with new store openings.

In approving the 2011 bonus amounts, our board of directors considered the pre-established target bonus levels, the Company’s performance on the applicable metrics that compose the target bonus levels for each employee and, for employees other than Mr. Mednansky, Mr. Mednansky’s recommendations regarding whether adjustments to the target bonus levels should or should not be made. The board then made its own subjective determination of each named executive officer’s individual performance and level of contribution toward achieving such targets.

The 2012 Plan that we intend to adopt in connection with this offering will replace the bonus policy described above, and will authorize the payment of cash or stock incentive bonuses to various employees of the Company and its subsidiaries, including the named executive officers. Such incentive bonuses would confer upon the participant the opportunity to earn a future payment tied to a level of achievement with respect to one or more performance criteria established for a performance period of typically not less than one year. Once the 2012 Plan is adopted, our compensation committee, or such other body administering the plan, will establish the performance criteria and level of achievement versus these criteria that will determine the amount payable under an incentive bonus. Notwithstanding the satisfaction of any award criteria, any incentive bonuses awarded under the 2012 Plan may be subject to discretionary adjustment by our compensation committee or such other body administering the plan. See “—2012 Long-Term Incentive Plan.”

Long-Term Equity Incentive Compensation

We do not currently maintain a long-term equity incentive plan. However, in connection with this offering, we intend to adopt the 2012 Long-Term Incentive Plan. See “—2012 Long-Term Incentive Plan.”

Nonqualified Deferred Compensation Plan.    CCH maintains the Del Frisco’s Restaurant Group Nonqualified Deferred Compensation Plan under which a select group of highly compensated management employees generally employees who are at the level of district manager or above may elect to defer a portion of their annual compensation, including base pay and/or bonuses. Employees who are eligible to participate in this plan are not eligible to participate in the Del Frisco’s Restaurant Group 401(k) Plan. The benefits under the deferred compensation plan are unfunded and evidenced by an account entry credited with the amount deferred each year plus earnings. However, all contributions by the employee and matching contributions by CCH are contributable to a grantor trust, which is invested in certain insurance policies. These assets, although not required by the plan, are segregated to pay benefits to the plan participants. In the event of CCH’s bankruptcy, these assets will be subject to the claims of CCH’s creditors. Each year, plan participants elect a percentage of pay they wish to defer for the following year. Additionally, CCH makes a matching contribution of 50% of a participant’s deferrals, up to the first 20% of a participant’s annual pay contributed to the plan. This matching contribution is also credited to a participant’s account under the plan. Matching contributions vest at a rate of 25% per year over four years. Participants may, consistent with applicable procedures, allocate the amount of deferral and Company contributions credited to their account to or between deemed investment alternatives offered by the plan for purposes of determining earnings on a participant’s account. The plan, however, has no obligation to actually invest any amounts in a participant’s account in these investment alternatives. Generally, a participant’s account balance will be distributed upon death, termination of employment, retirement or on a fixed date, subject to certain limitations. In addition, and in the sole discretion of the plan administration committee, a participant may receive a distribution of all or a portion of his or her account balance in the event of an unforeseen emergency. Each of our named executive officers, with the exception of Mr. Pennison, participated in the Nonqualified Deferred Compensation Plan in 2011. See “—2011 Nonqualified Deferred Compensation Plan.”

All Other Compensation

We provide our named executive officers with health and welfare benefits, limited perquisites and severance benefits that are intended to be part of a competitive compensation program.

Perquisites and Other Personal Benefits

Messrs. Mednansky’s and Howie’s and Ms. Ames’ February 7, 2011 employment agreements, and Mr. Pennison’s October 17, 2011 employment agreement provide for certain benefits, including Company-paid medical insurance, the use of a Company automobile or an automobile allowance not to exceed $1,000 per month, and Company-provided life insurance in the amount of $2,000,000 for Mr. Mednansky, and $1,000,000 for each of Mr. Pennison, Mr. Howie and Ms. Ames. The Company also provides a similar automobile allowance and life insurance in the amount of $50,000 for each of Mr. Dritsas and Mr. Martens.

Pursuant to his October 17, 2011 employment agreement, Mr. Pennison receives reimbursement of up to $50,000 of relocation and temporary living expenses in connection with his initial hiring and move from New Orleans, Louisiana to Southlake, Texas.

Following the completion of this offering, we expect to continue from time to time to provide limited perquisites and other personal benefits to our executives consistent with the compensation practices within our industry.

Severance and Change of Control Arrangements

During fiscal year 2011, Messrs. Mednansky, Pennison, Dritsas and Howie and Ms. Ames were eligible for severance benefits consisting of base salary continuation for a specified period under certain termination scenarios, as described in greater detail below under “—Potential Payments Upon Termination of Change of Control.” We believe these severance and change of control arrangements are standard in our industry and are intended to attract and retain qualified executives while easing the consequences in the event of an unexpected termination of employment.

On May 26, 2011, CCH entered into a Separation and Release Agreement with Mr. Howie providing for the termination of his employment as Chief Financial Officer, effective as of May 4, 2011. See “Potential Payments Upon Termination or Change in Control.” In addition, Mr. Howie received $356,294 in exchange for the surrender and release of his Class B and Class C interests in Wagon as described below under “—Payments in Connection with Offering—LSF5 Wagon Holdings, LLC Class B and Class C Interests.”

Ms. Ames voluntarily terminated her employment with CCH effective July 1, 2011, and was not entitled to (and did not receive) any severance benefits.

Tax Deductibility

We have considered the potential future effects of Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, on the compensation paid to our named executive officers. Section 162(m) places a limit of $1 million on the amount of compensation that a publicly held corporation may deduct in any one year with respect to its chief executive officer and each of the next three most highly compensated executive officers (other than its chief financial officer). In general, certain performance-based compensation approved by stockholders is not subject to this deduction limit. As we are not currently publicly-traded, we have not previously taken the deductibility limit imposed by Section 162(m) into consideration in making compensation decisions. We expect that following the consummation of this offering, we will adopt a policy that, where reasonably practicable, we will seek to qualify the variable compensation paid to our named executive officers for an exemption from the deductibility limits of Section 162(m). However, we may authorize compensation payments that do not comply with the exemptions in Section 162(m) when we believe that such payments are appropriate to attract and retain executive talent.

Summary Compensation Table

The following table sets forth information regarding compensation earned by our named executive officers and paid by CCH during the fiscal year ended December 27, 2011:

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
Mark S. Mednansky	2011	400,000	200,000	200,000	80,840	880,840
Chief Executive Officer

Thomas J. Pennison, Jr.	2011	35,577	—	17,170	7,210	59,957
Chief Financial Officer

Thomas G. Dritsas	2011	191,077	9,900	79,200	46,302	326,479
Corporate Executive Chef

William S. Martens	2011	172,000	9,200	73,486	26,379	281,065
Vice President of Development & Construction

Jon W. Howie	2011	255,462	—	—	18,873	274,335
Former Chief Financial Officer

Edie A. Ames	2011	150,577	—	—	23,700	174,277
Former Chief Operating Officer

(1)	Amount represents discretionary portion of the payout for each applicable named executive officer under the 2011 bonus plan. See “—Compensation Discussion and Analysis — Elements of Compensation — Non-Equity Incentive Compensation” above.
(2)	For an explanation of non-equity incentive compensation awards, see “—Compensation Discussion and Analysis—Elements of Compensation—Non-Equity Incentive Compensation” above. Due to their termination effective May 4, 2011 and July 1, 2011, respectively, Mr. Howie and Ms. Ames are not entitled to a 2011 bonus.

(3)	Individual breakdowns of amounts included in “All Other Compensation” are as follows:

Name	Company Matching Contributions to Deferred Compensation Plan ($)	Health and Life Insurance Premiums ($)	Car Benefits ($)	Relocation Allowance ($)	Total All Other Compensation ($)
Mark S. Mednansky	69,444	11,396	—	—	80,840
Thomas J. Pennison, Jr.	—	1,141	1,708	4,361	7,210
Thomas G. Dritsas	34,906	11,396	—	—	46,302
William S. Martens	6,883	11,396	8,100	—	26,379
Jon W. Howie	7,477	11,396	—	—	18,873
Edie A. Ames	14,173	3,989	5.538	—	23,700

Grants of Plan-Based Awards in 2011

The following table provides information regarding grants of plan-based awards to each of our named executive officers during the fiscal year ended December 27, 2011.

Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)
Name	Target ($)
Mark S. Mednansky	200,000
Thomas J. Pennison, Jr.	17,170
Thomas G. Dritsas	79,200
William S. Martens	73,486
Jon W. Howie	—
Edie A. Ames	—

(1)	These amounts reflect the 2011 target levels under the Company’s annual non-equity incentive bonus policy. The actual bonus amounts associated with these targets are disclosed in the Summary Compensation Table under the heading “Non-Equity Incentive Plan Compensation.” The annual performance bonus plan provides for one payout level. The board has discretion to increase or decrease the same based on a variety of factors. For additional information concerning these awards, please see “—Compensation Discussion and Analysis—Elements of Compensation—Non-Equity Incentive Compensation” above as well as the narrative description provided below.

Employee Agreements

All of our named executive officers have either an employment agreement or a letter agreement.

Messrs. Mednansky and Howie and Ms. Ames

Pursuant to February 7, 2011 employment agreements entered into between CCH and Messrs. Mednansky and Howie and Ms. Ames, Mr. Mednansky’s annual base salary is set at $400,000, Mr. Howie’s at $270,000, and Ms. Ames’ at $290,000. Under the employment agreements, these salaries are subject to review by the board of directors annually in the first quarter of each year and may be increased at the board’s discretion. In addition, pursuant to these employment agreements, each executive is entitled to participate in all bonus compensation plans, in accordance with the terms of such plans. The target level for each of these executive’s annual bonus is to be set at least 50% of his or her annual salary, but entitlement to any such bonus and the amount of any bonus actually paid to the executive is to be determined by the board in its good faith discretion. For 2011, each of these executive’s target bonus level was set at 50% of their annual base salary. Each of these executive’s employment agreement also provides for certain perquisites, including an automobile allowance of up to $1,000 per month or use of a company car, Company-paid medical and life insurance and reimbursement of relocation costs incurred in connection with their transfer to the Company’s headquarters in Southlake, Texas. In addition, the executives are entitled to participate in the Company’s Transaction Bonus Plan, as further discussed below under “—Payments in Connection with Offering—Transaction Bonus.”

On May 26, 2011, Mr. Howie entered into a Separation Agreement and Release with the Company, as described in greater detail below under “—Potential Payments Upon Termination of Change of Control—Separation Agreement and Release with Mr. Howie.”

Ms. Ames terminated her employment with CCH effective July 1, 2011 without good reason (as defined in Ms. Ames’ employment agreement). Ms. Ames did not enter into any separation agreement and, pursuant to her February 7, 2011 employment agreement, received no compensation in connection with her termination.

Mr. Pennison

On October 17, 2011, Mr. Pennison entered into an employment agreement to serve as its new Chief Financial Officer. Pursuant to the employment agreement, Mr. Pennison is entitled to a base salary of $250,000 and participation in the annual incentive plan described above under “—Compensation Discussion and Analysis—Elements of Compensation—Non-Equity Incentive Compensation,” with a potential target bonus level set at 50% of his annual base salary, subject to achievement of various performance criteria, and further subject to the board’s discretion. Pursuant to his employment agreement, Mr. Pennison is entitled to certain other benefits, including Company-paid medical insurance, Company-paid life insurance in the amount of $1,000,000, an automobile allowance not to exceed $1,000 per month and reimbursement for up to $50,000 of relocation and temporary living expenses in connection with his relocation to Southlake, Texas. In addition, Mr. Pennison is entitled to participate in the Company’s Transaction Bonus Plan, as further discussed below under “—Payments in Connection with Offering—Transaction Bonus.”

Mr. Dritsas

Effective June 10, 2010, Mr. Dritsas and Sullivan’s of North Carolina, Inc. entered into an amended and restated employment agreement. Under this agreement, Mr. Dritsas is entitled to an annual base salary of $198,000 per year. He is also entitled to participate in all bonus compensation and stock plans which are specifically applicable to general managers. Accordingly, Mr. Dritsas participates in the Company’s annual bonus plan, described in greater detail under “—Compensation Discussion and Analysis—Elements of Compensation—Non-Equity Incentive Compensation” above. For 2011, Mr. Dritsas’ potential performance bonus target was set at 40% of his annual salary. Mr. Dritsas is also entitled to an automobile allowance and Company-paid life and health insurance benefits similar to those provided to Messrs. Mednansky, Pennison and Howie and Ms. Ames. Effective January 4, 2012, Mr. Dritsas and CCH entered into an employment agreement.

Mr. Martens

As of the end of fiscal year 2011, Mr. Martens was subject to the Company’s standard Non-Competition, Confidentiality, and Non-Solicitation Agreement dated April 16, 2008, but did not have any other employment agreements with us. Effective January 25, 2012, Mr. Martens and CCH entered into an employment agreement.

As of the end of fiscal year 2011, at the Company’s discretion, Mr. Martens, as a corporate-level employee participates in the Company’s annual bonus plan described in greater detail under “—Compensation Discussion and Analysis—Elements of Compensation—Non-Equity Incentive Compensation” above. For 2011, Mr. Martens’ potential performance bonus target was set at 40% of his annual salary. Mr. Martens is also entitled to an automobile allowance and Company-paid life and health insurance benefits similar to those provided to Messrs. Mednansky, Pennison and Howie and Ms. Ames.

Payments in Connection with the Offering

LSF5 Wagon Holdings, LLC Class B and Class C Interests

Lone Star Fund provided long-term incentives to certain of our named executive officers by allowing such officers to purchase Class B interests in Wagon, the Company’s sole equityholder, and by granting equity incentive awards in the form of Class C Interests in Wagon. The Class B Interests were fully vested upon issuance and have a stated return, but do not participate in any increase in the value of our business. The Class C Interests, however, were designed to enable the executives to participate in any appreciation of our business by conditioning a portion of the vesting on the achievement of certain performance targets. The Class C Interests also vest in part based on the executive’s continued employment with the Company. Each of Messrs. Mednansky and Howie acquired Class B and Class C Interests in 2007 pursuant to subscription agreements.

Class C Interests vest annually at a rate of 7.5% over a five-year period if the holder was employed on December 31 of each year, and an additional 12.5% each year if certain performance targets with respect to a given year were achieved by December 31 of that year. Interests subject to vesting upon achievement of performance targets are forfeited and cannot vest at a later date if the applicable performance targets for the year were not achieved. The relevant performance targets for 2007, 2008, 2009, 2010 and 2011 were based upon a combination of adjusted EBITDA targets, which Wagon achieved in each year. Accordingly, as of December 31, 2011, Mr. Mednansky was 100% vested in his Class C interests. As discussed below, Mr. Howie surrendered his Class B and Class C interests to Wagon in connection with his termination of employment.

Mr. Mednansky’s Class C Interests, which became fully vested on December 31, 2011, entitle him to 3.5% of Wagon’s total value in excess of amounts used to pay a 12% preferred return on Class A and Class B Interests and return all members’ unrecovered capital contributions. However, as discussed below under “—Transaction Bonus,” if Mr. Mednansky receives a transaction bonus greater in value than his Class C Interests in connection with this offering and/or any subsequent offerings, then, pursuant to the Transaction Bonus Agreement, Mr. Mednansky’s Class C interests will not have any value or be entitled to any payment.

The terms of the subscription agreements entered into with Messrs. Mednansky and Howie allow for the repurchase of the Class B and Class C Interests upon a termination of employment. Mr. Howie terminated his employment on May 4, 2011 and, pursuant to the terms of an Equity Surrender and Release Agreement entered into between Mr. Howie and Wagon’s majority owner, LSF5 COI Holdings, LLC, or COI, Mr. Howie surrendered Class B and Class C interests on May 26, 2011 in exchange for a cash payment of $356,294.

Additionally, pursuant to a February 14, 2011 letter agreement between Wagon and Mr. Mednansky, in the event of a public offering or a secondary public offering of the Company after which Wagon’s direct or indirect ownership of the Company’s common equity is 50% or less or in the event of a sale of the Company, Mr. Mednansky may require Wagon to purchase his Class B interests in Wagon for $ 350,000 minus all distributions of available cash paid to him on any date before the transaction is consummated. This payment is conditioned upon

Mr. Mednansky’s execution of a release and that he is employed by CCH on the payment date (which may be 75 days after the relevant offering or sale is consummated). Mr. Howie was party to a similar letter agreement with Wagon, but it was terminated in connection with the termination of his employment and the repurchase of his Class B and Class C Interests.

Transaction Bonus

Mr. Mednansky is also eligible pursuant to an amended and restated letter agreement with Wagon dated October 21, 2011 to receive a transaction bonus that would be paid by Wagon in connection with certain change of control transactions. Specifically Mr. Mednansky may receive a transaction bonus from a bonus pool in connection with this or another firm commitment underwritten public offering resulting in at least $30,000,000 of gross proceeds to the Company; a qualified secondary public offering; any sale, transfer or exchange of all or substantially all of the assets of Company; or in connection with a disposition of a majority of the equity interests currently held in the Company, provided that he is employed by CCH on the date the applicable transaction is consummated, or the Transaction Date.

Upon the occurrence of an eligible transaction, Mr. Mednansky is entitled to receive 45%, subject to a 5% increase in the Company’s sole and absolute discretion, of a total bonus pool calculated based on either the sum of the aggregate outstanding principal balance for Company borrowed money plus the total net purchase price in connection with a private sale of the Company or the sum of the aggregate outstanding principal balance for Company borrowed money plus implied aggregate common equity value of the Company based on the per share price in a qualified offering or public offering. The aggregate value of the bonus pool is determined by the ultimate value ascribed to the Company in the applicable transaction, as follows:

Transaction Bonus Pool Amount
Aggregate Value of Company		Bonus Share%	Bonus Pool Amount
Minimum	Maximum		Minimum	Maximum
Less than $228,000,000	—	0.0%	$0	$0
$228,000,000	$260,200,000	0.5%	$1,140,000	$1,301,000
Greater than $260,200,000	$277,800,000	1.0%	$2,603,000	$2,778,000
Greater than $277,800,000	Less than $292,500,000	1.5%	$4,168,500	$4,386,000
$292,500,000	Greater than $292,500,000	—	$5,850,000 + 5% of any Aggregate Value over $292,500,000

In the case of a qualified public offering, the value of the bonus pool will be reduced pro rata to reflect Wagon’s outstanding direct or indirect ownership interest in the Company immediately following such offering. For example, if Wagon’s direct or indirect ownership percentage of the Company is reduced by only 30% as a result of this offering, then only 30% of the implied bonus pool will be available for payment. Eligible employees retain the right to be paid subsequent bonuses if and when any secondary offerings are consummated using the same methodology.

Under the October 21, 2011 letter agreement, if Mr. Mednansky is entitled to a bonus payment in connection with a qualified public offering and Wagon or its successors maintains any direct or indirect ownership interest in the Company following the offering, as is expected with this offering, then Mr. Mednansky will be eligible for additional, future transaction bonus payments from Wagon in the event of subsequent qualified secondary public offerings until Wagon no longer has any direct or indirect ownership interest in the Company. In order to receive these subsequent payments, Mr. Mednansky must (i) remain employed with CCH or any successor or acquirer of the Company’s business; (ii) not breach or violate the terms of his employment agreement or any other obligation to the Company; (iii) execute and deliver to the Company a release and award termination instrument; and (iv) have been entitled to transaction bonuses with respect to prior secondary offerings, if any.

In addition, if Mr. Mednansky remains actively employed by CCH at all times for 21 months after the Transaction Date of an initial qualified offering, does not breach his employment agreement or any other obligation to the Company during this 21-month period and does not terminate his employment for cause (as defined in Mr. Mednansky’s employment agreement) or voluntarily resign where cause exists, he will not forfeit his right to any transaction bonus in connection with a qualified secondary offering solely because he is not actively employed by CCH on the Transaction Date of such secondary offering.

Furthermore, if at any time Wagon’s direct or indirect interest in the Company is greater than zero but less than 50%, Wagon will have the right to pay Mr. Mednansky a bonus in lieu of the secondary offering transaction bonuses described above equal to the product of (i) the percentage interest in the Company held directly or indirectly by Wagon on the date that notice is provided to Mr. Mednansky of Wagon’s decision to exercise this right multiplied by (ii) the amount of the transaction bonus Mr. Mednansky would receive if the Company consummated a secondary public offering at a per share price of 105% of the fair market value of one share of the Company’s common stock on the date of such notice. Such bonus would be payable, at Wagon’s election, in any combination of cash and/or Company stock (valued as of the date of the grant) within 75 days of the notice. No bonus is payable with respect to any private sale that occurs after a qualifying public offering.

Furthermore, pursuant to the October 21, 2011 letter agreement, any transaction bonus payable to Mr. Mednansky by Wagon will be subject to additional conditions. If the transaction is a private sale, Mr. Mednansky is entitled to be paid in the same form of consideration that the ownership of the Company receives in connection with the sale. In addition, if any portion of the consideration payable to the ownership in a private sale is deferred or contingent, then Mr. Mednansky’s bonus will also be deferred and/or subject to the same contingency.

Pursuant to the terms of the October 21, 2011 letter agreement, the value of Mr. Mednansky’s Class C Interests in Wagon will be reduced (but not below $0) by any transaction bonus payable to Mr. Mednansky under the October 21, 2011 letter agreement, Thus, Mr. Mednansky will be paid only the greater of the transaction bonus set forth above or the value of his Class C interests. In accordance with the terms of the October 21, 2011 letter agreement, it is expected that Mr. Mednansky will receive a transaction bonus of $         in connection with this offering, which is greater than the value of his Class C interests, and thus the Class C Interests will not have any value, and upon the eventual liquidation and distribution of Wagon, will be cancelled without any payment therefor. Any transaction bonus is to be paid by Wagon within 75 days after the Transaction Date and is subject to Mr. Mednansky’s execution of a general release of the Company and its affiliates. If Mr. Mednansky’s employment is terminated within the 180-day period ending on the Transaction Date due to disability, without cause, or by Mr. Mednansky for good reason (as defined in Mr. Mednansky’s employment agreement), then Mr. Mednansky will be treated as actively employed as of the

Transaction Date, and will be entitled to a bonus payment from Wagon. Mr. Mednansky is not however entitled to any bonus if the applicable transaction is a sale and Mr. Mednansky is terminated for cause or quits without good reason prior to the payment of the bonus.

Mr. Pennison is party to a similar transaction bonus agreement with Wagon dated as of October 17, 2011. Pursuant to this agreement, Mr. Pennison is entitled to 20%, subject to a 5% increase in the Company’s sole and absolute discretion, of the total bonus pool described above. Mr. Pennison’s transaction bonus agreement is otherwise identical to Mr. Mednansky’s agreement in all material respects.

Mr. Howie and Ms. Ames were each a party to a similar transaction bonus letter agreement with Wagon. However, pursuant to the terms of these agreements, Mr. Howie and Ms. Ames were required to be employed by CCH within 180 days of the date that any of the above-described transactions were consummated, if terminated without cause or for good reason, or to be employed as of such date, if terminated without good reason. Mr. Howie’s employment was terminated without cause on May 4, 2011, and Ms. Ames voluntarily terminated her employment on July 1, 2011 without good reason, and therefore neither Mr. Howie nor Ms. Ames is eligible for a transaction bonus.

Outstanding Equity Awards at 2011 Year-End

The following table sets forth information concerning outstanding equity awards for each of our named executive officers as of December 27, 2011.

Stock Awards
Name	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested(#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested($)(1)
Mark S. Mednansky	(1)	(2)	(1)	(2)
Thomas J. Pennison, Jr.	—	—	—	—
Thomas G. Dritsas	—	—	—	—
William S. Martens	—	—	—	—
Jon W. Howie	—	—	—	—
Edie A. Ames	—	—	—	—

(1)	Mr. Mednansky’s unvested Class C Interests in Wagon represent 0.70% of Wagon’s total value in excess of amounts used to pay a 12% preferred return on Class A and Class B Interests and return all members’ unrecovered capital contributions.
(2)	The market value of the unvested Class C Interests in Wagon is based upon .

Option Exercises and Stock Vested

The following table sets forth information for each of our named executive officers concerning stock awards vested during the fiscal year ended December 27, 2011.

Option Exercises and Stock Vested in 2011

Stock Awards
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
Mark S. Mednansky	(2)
Thomas J. Pennison, Jr.	—	—
Thomas G. Dritsas	—	—
William S. Martens	—	—
Jon W. Howie	—	—
Edie A. Ames	—	—

(1)	The market value of the vested Class C Interests in Wagon as of December 27, 2011 is based upon .
(2)	Consists of Class C Interests in Wagon, which vested on December 31, 2010. Such Class C Interests represent 0.70% of Wagon’s total value in excess of amounts used to pay a 12% preferred return on Class A and Class B Interests and return all members’ unrecovered capital contributions.

2011 Nonqualified Deferred Compensation Plan

The following table sets forth the deferred compensation activity for each named executive officer during the fiscal year ended December 27, 2011.

Name	Executive Contributions in Last FY ($)(1)	Registrant Contributions in Last FY ($)(2)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Mark S. Mednansky	138,887	69,444	7,747	—	1,525,276
Thomas J. Pennison, Jr.	—	—	—	—	—
Thomas G. Dritsas	69,812	34,906	(54,284)	—	556,196
William S. Martens	13,767	6,883	57	—	64,986
Jon W. Howie	14,954	7,477	(68,571)	707,081	—
Edie A. Ames	28,346	14,173	(180)	28,226	—

(1)	This amount is also reported in the “Salary” or “Non-Equity Incentive Plan Compensation” columns of the Summary Compensation Table.
(2)	This amount is also reported in the “All Other Compensation” column of the Summary Compensation Table. See footnote 2 to the Summary Compensation Table.

Potential Payments Upon Termination or Change in Control

The information below describes certain compensation and benefits to which our named executive officers are entitled in the event their employment is terminated under certain circumstances. As explained below and summarized in the table that follows this section, each of our named executive officers, with the exception of Mr. Martens, would have been entitled to such compensation and benefits assuming a termination of employment had occurred on December 27, 2011.

Mr. Mednansky

On February 7, 2011, Mr. Mednansky entered into an amended and restated employment agreement that provides for enhanced benefits in the event that he is terminated without cause, resigns for good reason, or is terminated as a result of disability on or after such date.

Under the February 7, 2011 agreement, upon a termination without cause or a resignation for good reason, not as a result of death or disability and that occurs prior to a change in control, Mr. Mednansky is entitled to continue to receive his base monthly salary for a period of 12 months and payment of his medical premiums for 12 months for the medical coverage that was in effect under CCH’s benefit plans immediately prior to such termination or resignation, provided that he receives COBRA benefits during this period. Upon a termination without cause or a resignation for good reason that occurs within 180 days following a change in control, Mr. Mednansky will be entitled to continue to receive his base monthly salary for a period of 18 months and payment of his medical premiums for 18 months for the medical coverage that was in effect under CCH’s benefit plans immediately prior to such termination or resignation, provided that he receives COBRA benefits during this period. All severance benefits payable upon a termination without cause or a resignation for good reason are conditioned upon Mr. Mednansky’s execution of a separation agreement and general release of claims in favor of CCH and its affiliates.

Upon termination due to disability, Mr. Mednansky is entitled to receive 50% of his annual salary in addition to any disability insurance benefits received under CCH’s employee benefit plans, paid semi-monthly, in 12 equal installments.

CCH’s obligation to provide any of the severance benefits payable upon a termination without cause, a resignation for good reason, or a termination due to disability will cease immediately in the event of Mr. Mednansky’s violation of the confidentiality, non-compete, or non-solicitation covenants contained in his employment agreement. In addition, Mr. Mednansky must repay CCH any such severance benefits received by him during the period of non-compliance with such confidentiality, non-compete and non-solicitation covenants, as determined by CCH in good faith.

Upon termination for any other reason, Mr. Mednansky is not entitled to any severance or other termination benefits, but only to payment of his accrued compensation through the date of termination.

For the purposes of Mr. Mednansky’s 2011 employment agreement:

•

“Cause” is defined as (i) a failure by Mr. Mednansky to substantially perform his material duties under his employment agreement or to devote his full time and effort to his position with CCH (other than as a result of death, injury, illness, or disability), which, if curable, is not cured within 30 days after receipt of written notice of such failure; (ii) failure by Mr. Mednansky to comply materially with all policies of CCH, which, if curable, is not cured within 30 days after receipt of written notice of such failure; (iii) commission by Mr. Mednansky of an illegal act or an act not within the ordinary course of his responsibilities that exposes CCH to a significant level of undue liability (explicitly excluding a use by the Company of Mr. Mednansky’s liquor license); (iv) Mr. Mednansky’s conviction or plea of guilty or nolo contendre to any felony; or (v) breach of the confidentiality or non-compete covenants contained in Mr. Mednansky’s employment agreement.

•

“Change in control” is defined as either (i) the closing of a firm commitment underwritten public offering of common equity securities for gross cash proceeds to the issuer of at least $30,000,000, where the shares of the Company or CCH are listed on a national securities exchange or are quoted on NASDAQ; or (ii) the closing of a sale or transfer of all or substantially all of the assets of CCH in one or a series of transactions, the sale, exchange, or other disposition of a majority of the equity interests in the Company or CCH, or any transaction having similar effect (including, without limitation, a merger or consolidation), excluding certain sales or transfers within the Wagon’s controlled group. This offering is expected to qualify as a change in control under Mr. Mednansky’s employment agreement.

•

“Good reason” is defined as, without his consent, the relocation of his place of employment to a location more than 50 miles from his current location, a reduction in his base salary (other than a general cost reduction not exceeding 10%, that affects all salaried employees of CCH proportionally), a material breach by CCH of the employment agreement, or a material diminution in his title and/or duties, responsibilities or authority. Prior to any of the above qualifying as “good reason,” Mr. Mednansky must provide CCH with notice and a 30-day period to cure any of the above.

Mr. Mednansky currently holds no Company equity, but the Company anticipates granting him stock options at the time of this offering with an exercise price equal to the initial public offering price. These awards may contain change of control accelerated vesting provisions.

Mr. Pennison

Pursuant to his employment agreement with us, Mr. Pennison is entitled to similar severance and change in control benefits as those described above with respect to Mr. Mednansky’s employment agreement, except that if Mr. Pennison is terminated without cause or resigns for good reason at any time before October 18, 2012 (but prior to a change in control), then Mr. Pennison is entitled to continue to receive his base monthly salary for a period of six months and payment of his medical premiums for six months for the medical coverage that was in effect under CCH’s benefit plans immediately prior to such termination or resignation, provided that he receives COBRA benefits during this period.

Mr. Dritsas

Pursuant to Mr. Dritsas’ Amended and Restated Employment Agreement in effect on December 27, 2011, he is entitled to certain payments if he is terminated without cause. Upon a termination without cause, not as a result of resignation, death or disability, and subject to his execution of a general release, Mr. Dritsas is entitled to continue to receive his base salary for a period of 12 months from the date of termination and to continued health benefits as he had enrolled and participated in prior to termination for a period of 12 months. Mr. Dritsas is not entitled to any severance or benefits other than the payment of accrued compensation through the date of termination if he is terminated for cause, due to death or disability, or he resigns.

“Cause” is defined in Mr. Dritsas’ amended and restated employment agreement dated June 10, 2011 as (i) a material breach by Mr. Dritsas of his employment obligations; (ii) the commission of an act of fraud, embezzlement, misappropriation, willful misconduct or breach of fiduciary duty against Sullivan’s of North Carolina, Inc. or other conduct potentially harmful to Sullivan’s of North Carolina, Inc.’s best interests; (iii) a material breach of confidentiality, non-disclosure, non-compete, or non-solicitation provisions contained in his employment agreement; (iv) Mr. Dritsas’ conviction, plea of guilty, no contest, or nolo contendre, deferred adjudication, or unadjudicated probation for any felony or any crime involving moral turpitude; (v) the failure of Mr. Dritsas to carry out or comply with, in any material respect, any lawful order of Sullivan’s of North Carolina, Inc.; or (vi) Mr. Dritsas’ unlawful use (including being under the influence) or possession of illegal drugs.

Mr. Martens

Mr. Martens was not entitled to any severance or other payments upon termination or a change of control event as of December 27, 2011.

Mr. Howie

On February 7, 2011, Mr. Howie entered into an amended and restated employment agreement with terms substantially similar to those described above with respect to Mr. Mednansky’s 2011 employment agreement. On May 4, 2011, Mr. Howie was terminated without cause triggering certain benefits under this agreement. On May 26, 2011, Mr. Howie entered into a Separation and Release Agreement providing for the termination of his employment as Chief Financial Officer, effective as of May 4, 2011. Pursuant to the agreement, CCH (i) paid Mr. Howie a severance payment of $85,000; (ii) agreed to continue paying Mr. Howie’s monthly salary of $22,500 for a period of 12 months, commencing on the first regular payroll date following June 18, 2011; and (iii) agreed to pay Mr. Howie’s medical premiums for 12 months, provided that Mr. Howie elected COBRA coverage. In addition to these benefits, Mr. Howie received $356,294 in exchange for the surrender and release of his Class B and Class C interests in Wagon as described above under “—Compensation Discussion and Analysis—Payments in Connection with Offering—LSF5 Wagon Holdings, LLC Class B and Class C Interests.”

Ms. Ames

On February 7, 2011, Ms. Ames entered into an amended and restated employment agreement with terms substantially similar to those described above with respect to Mr. Mednansky’s 2011 employment agreement. Ms. Ames voluntarily resigned effective July 1, 2011 without good reason, and consequently was not entitled to, and did not receive, any severance payments.

The table below sets forth the estimated value of the potential payments to each of our named executive officers, assuming the executive’s employment had terminated on December 27, 2011 under an employment agreement or a letter agreement in effect at that time, except in the case of Mr. Howie and Ms. Ames, whose employment terminated on May 4, 2011 and July 1, 2011, respectively for whom the actual payments, if any, are detailed below.

Name	Potential Payments and Benefits Upon Termination Without Cause or for Good Reason not Within 180 days of a CIC		Potential Payments and Benefits Upon Termination Without Cause or for Good Reason Within 180 Days of a CIC		Potential Payments Upon Termination Due to Disability(3)
	Cash Compensation(2)	Company-paid COBRA Premiums	Cash Compensation	Company-paid COBRA
Mark S. Mednansky	$400,000	$11,396	$600,000	$22,792	$200,000
Thomas J. Pennison, Jr.(4)	$250,000	$11,396	$375,000	$17,094	$125,000
Thomas G. Dritsas(5)	$198,000	$11,396	$191,077	$11,396	0
William S. Martens	0	0	0	0	0
Jon W. Howie(6)	$355,000	$11,396	$355,000	$11,396	0
Edie A. Ames(7)	0	0	0	0	0

(1)	Payments include those that would have been made to Mr. Mednansky in the event of non-renewal of his employment agreement as well.
(2)	Amount payable over 12-month period following termination as a continuation of base salary for 12 months.
(3)	Amount payable semi-monthly in 12 equal installments.
(4)	Cash compensation and Company premiums will be reduced by 50% if termination is within one year of entering into employment agreement (and not in context of a change in control).
(5)	Mr. Dritsas is only entitled to severance upon an involuntary termination not for Cause. He is not entitled to any severance for a Good Reason resignation.
(6)	Mr. Howie terminated his employment on May 4, 2011.
(7)	Ms. Ames terminated her employment on July 1, 2011.

2012 Long-Term Incentive Plan

Prior to completion of this offering, we will adopt the 2012 Plan. The purpose of the 2012 Plan is to advance the interests of the Company and its affiliates by encouraging the efforts of directors, officers, employees, and other service providers, by incentivizing such individuals to continue working toward and contributing to the progress and success of the Company, and to align their interest with the interests of the Company’s stockholders. The 2012 Plan allows for the grant of stock options, both incentive stock options and “non-qualified” stock options; stock appreciation rights, or SARs, alone or in conjunction with other awards; shares of restricted stock and restricted stock units, or RSUs; and incentive bonuses, which may be paid in cash or stock or a combination thereof.

The following description of the 2012 Plan is not intended to be complete and is qualified in its entirety by the complete text of the 2012 Plan, which will be filed as an exhibit to the registration statement of which this prospectus is a part. Stockholders are urged to read the 2012 Plan in its entirety. Any capitalized terms which are used in this summary description but not defined here or elsewhere in this registration statement have the meanings assigned to them in the 2012 Plan.

Administration.    The 2012 Plan is administered by a plan Administrator, which will be the Compensation Committee of the board of directors, or in the absence of a Compensation Committee, the board of directors itself. The Administrator has broad authority, subject to the provisions of the 2012 Plan, to administer and interpret the 2012 Plan. All decisions and actions of the Administrator are final.

Stock Subject to 2012 Plan.    The maximum number of shares that may be issued under the 2012 Plan is equal to            , subject to certain adjustments in the event of a change in the Company’s capitalization. Shares of common stock issued under the 2012 Plan may be either authorized and unissued shares or previously issued shares acquired by the Company. On termination or expiration of an unexercised option, SAR or other stock-based award under the 2012 Plan, in whole or in part, the number of shares of common stock subject to such award will again become available for grant under the 2012 Plan. Once the 2012 Plan becomes subject to Section 162(m) (generally three years after the IPO), no single participant may be granted awards under the 2012 Plan covering more than             shares of common stock in any fiscal year. The maximum number of shares of common stock that may be issued pursuant to stock options intended to be incentive stock options is             shares. Once the 2012 Plan becomes subject to Section 162(m) (generally three years after the IPO), the maximum amount payable to any one employee in any performance period pursuant to that portion of an incentive bonus that is intended to satisfy the requirements for “performance based compensation” under Section 162(m) is $10,000,000.

Stock Options.    All stock options granted under the 2012 Plan will be evidenced by a written agreement between the Company and the participant, which provides, among other things, whether the option is intended to be an agreement for an incentive stock option or a non-qualified stock option, the number of shares subject to the option, the exercise price, exercisability (or vesting), the term of the option, which may not exceed 10 years, and other terms and conditions. Subject to the express provisions of the 2012 Plan, options generally may be exercised over such period, in installments or otherwise, as the Administrator may determine. The exercise price for any stock option granted may not generally be less than the fair market value of the common stock subject to that option on the grant date. The exercise price may be paid in shares, cash or a combination thereof, as determined by the Administrator, including an irrevocable commitment by a broker to pay over such amount from a sale of the shares issuable under an option, the delivery of previously owned shares and withholding of shares deliverable upon exercise. Other than in connection with a change in the Company’s capitalization, at any time when the exercise price of an option is above the fair market value of a share, the Company will not, without stockholder approval, (i) reduce the exercise price of such option, (ii) exchange such option for cash, another award or a new option or stock appreciation right with a lower exercise or base price or (iii) otherwise reprice such option.

Stock Appreciation Rights.    Stock Appreciation Rights may be granted alone or in conjunction with all or part of a stock option. Upon exercising a SAR, the participant is entitled to receive the amount by which the fair market value of the common stock at the time of exercise exceeds the strike price of the SAR. This amount is payable in common stock, cash, or a combination of common stock and cash, at the Administrator’s discretion.

Restricted Stock and RSUs.    The Committee may award restricted common stock and RSUs. Restricted stock awards consist of shares of stock that are transferred to the participant subject to restrictions that may result in forfeiture if specified conditions are not satisfied. RSUs result in the transfer of shares of cash or stock to the participant only after specified conditions are satisfied. The Committee will determine the restrictions and conditions applicable to each award of restricted stock or RSUs, which may include performance vesting conditions.

Incentive Bonuses.    Each incentive bonus will confer upon the participant the opportunity to earn a future payment tied to the level of achievement with respect to one or more performance criteria established for a performance period of not less than one year. The Administrator will establish the performance criteria and level of achievement versus these criteria that will determine the threshold, target and maximum amount payable under an incentive bonus, which criteria may be based on financial performance and/or personal performance evaluations. Payment of the amount due under an incentive bonus may be made in cash or shares, as determined by the Administrator.

Performance Criteria.    The Administrator may specify certain performance criteria which must be satisfied before stock options, stock appreciation rights, restricted stock, RSUs, and incentive bonuses will be granted or will vest. The performance goals may vary from participant to participant, group to group, and period to period.

Transferability.    Awards generally may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated by a participant other than by will or the laws of descent and distribution, and each option or stock appreciation right may be exercisable only by the participant during his or her lifetime.

Amendment and Termination.    The board of directors has the right to amend, alter, suspend or terminate the 2012 Plan at any time, provided that no material amendment may be made without stockholder approval, and no other amendment or alteration, or any suspension, discontinuation or termination will be made without stockholder approval if the approval is required by applicable law, regulatory requirement or stock exchange or accounting rules, or if the board of directors deems it necessary or desirable to qualify for or comply with any tax, applicable law, stock exchange, accounting or regulatory requirement. In addition, no such amendment, alteration, suspension, discontinuation or termination can be made, except as required by applicable law or stock exchange or accounting rules, without the consent of a participant if that action would impair the participant’s rights under any award. The 2012 Plan will be adopted by the board and the Company’s shareholders in connection with this offering and will automatically terminate, unless earlier terminated by the Company’s board of directors, 10 years after approval by the board of directors.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table presents information concerning the beneficial ownership of the shares of our common stock as of                     , 2012 by (1) each person known to us to beneficially own more than 5% of the outstanding shares of our common stock, (2) each selling stockholder, (3) each of our directors, director nominees and named executive officers and (4) all of our directors and executive officers as a group, each as of the date of this prospectus. The table also contains information about beneficial ownership, as adjusted, to reflect the sale of common stock in this offering assuming:

•	shares of common stock outstanding as of , 2012 and shares outstanding immediately following the completion of this offering; and

•	no exercise of the underwriters’ over-allotment option.

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power over securities. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. Shares of common stock subject to options and warrants that are exercisable or exercisable within 60 days of                     , 2012 are considered outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless indicated below, the address of each individual listed below is c/o Del Frisco’s Restaurant Group, LLC, 930 S. Kimball Ave., Suite 100, Southlake, TX 76092.

	Shares Beneficially Owned Prior to this Offering		Number of Shares of Being Sold in this Offering	Shares Beneficially Owned After this Offering Assuming No Exercise of Over- Allotment Option		Shares Beneficially Owned After this Offering Assuming Full Exercise of Over- Allotment Option
Name of Beneficial Owner	Shares of Common Stock	Percentage of Total Outstanding Common Stock (%)		Shares of Common Stock	Percentage of Total Outstanding Common Stock (%)	Shares of Common Stock	Percentage of Total Outstanding Common Stock (%)
5% Stockholders
LSF5 Wagon Holdings, LLC(1)

Named Executive Officers
Mark S. Mednansky
Thomas J. Pennison, Jr.
Jon W. Howie(2)
Thomas G. Dritsas
William S. Martens
Edie A. Ames(3)

Directors and Director Nominees
Norman J. Abdallah
David B. Barr
Jodi L. Cason
Richard L. Davis
Melissa S. Hubbell
Jennifer R. Lamprecht
Samuel D. Loughlin
Leigh P. Rea
All executive officers and directors as a group (12 persons)

*	Represents less than 1%.
(1)

LSF5 Wagon Holdings, LLC directly owns            shares of common stock. LSF5 Wagon Holdings, LLC, a Delaware limited liability company is controlled by Lone Star Fund V (U.S.) L.P., a Delaware limited partnership, which is controlled by its general partner, Lone Star Partners V, L.P., a Bermuda limited partnership, which is controlled by Lone Star Management Co. V, Ltd., a Bermuda exempted limited company, which is controlled by its sole owner John P. Grayken. See “Shares Eligible for Future Sale—Registration Rights Agreements—Petitioners in Acquisition Dissenting Shareholder Litigation.” The address for all of these persons, other than Lone Star Partners V, L.P. and Lone Star Management Co. V, Ltd., is 2711 North Haskell Avenue, Suite 1700, Dallas, Texas 75204. The address for Lone Star Partners V, L.P. and Lone Star Management Co. V, Ltd. is Washington Mall, Suite 304, Third Floor,

7 Reid Street, Hamilton HM11, Bermuda.

(2)	Mr. Howie’s employment with the Company terminated effective May 4, 2011.
(3)	Ms. Ames’ employment with the Company terminated effective July 1, 2011.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Relationships with the Casual Dining Companies

In the Acquisition, Lone Star Fund acquired not only the Del Frisco’s and Sullivan’s concepts, but also the Texas Land & Cattle and Lone Star Steakhouse & Saloon concepts. Lone Star Fund spun-off the subsidiaries that operated the Texas Land & Cattle and Lone Star Steakhouse & Saloon concepts as part of the restructuring. These entities, which along with their affiliate companies are referred to in this prospectus as the Casual Dining Companies, are wholly-owned by Lone Star Fund and are therefore considered related parties of us. We do not have any ownership interest in them and they do not have any ownership interest in us.

Prior Shared Services Agreement

From December 13, 2006 to December 28, 2010, we were provided with certain accounting, administrative and management services by the Shared Services Provider, one of the Casual Dining Companies, under the Shared Services Agreement. In exchange for these services, we were charged an accounting fee of $1,800 per restaurant per four-week accounting period, except for the New York City Del Frisco’s, which was charged $5,400 per four-week accounting period, plus a management fee equal to 19.5% of certain agreed upon expenses, as provided for in the Shared Services Agreement, which totaled $1.2 million, $1.3 million and $0.3 million in 2009, 2010 and 2011, respectively. Effective January 1, 2011, InfoSync Services, LLC, a leading business process outsourcing provider focused exclusively on the restaurant industry, began providing these services to us.

Note Payable to Casual Dining Company

In July 2007, we converted all outstanding advances payable to one of the Casual Dining Companies into a $42.2 million note bearing interest at an annual rate of 4.65%. We made no payments on this note until the note was repaid in full in November 2010.

Lease Guarantees and Reimbursement Agreement

Prior to the acquisition of Lone Star Steakhouse & Saloon, Inc. by Lone Star Fund, Lone Star Steakhouse & Saloon guaranteed certain leases entered into by various operating subsidiaries of Lone Star Steakhouse & Saloon, including certain of the Casual Dining Companies. We continue to be a guarantor for five of these leases, which expire at various times through 2016. These guarantees would require payment by us only in an event of default by the Casual Dining Company tenant if it failed to make the required lease payments or perform other obligations under a lease. At December 27, 2011, the maximum potential amount of future lease payments we could be required to make as a result of the guarantees was $2.5 million.

Relationships with Lone Star Fund and its Affiliates

General

Upon completion of this offering, Lone Star Fund will own     % of our outstanding common stock (or     % if the underwriters’ over-allotment option is exercised in full).

For as long as Lone Star Fund and its affiliates continue to beneficially own shares of common stock representing more than a majority of the voting power of our common stock, they will be able to direct the election of all of the members of our board of directors and exercise a controlling influence over our business and affairs, including any determinations with respect to mergers or other business combinations, the acquisition or disposition of assets, the incurrence of indebtedness, the issuance of any additional common stock or other equity securities, the repurchase or redemption of common stock and the payment of dividends. Similarly, Lone Star Fund will have the power to determine matters submitted to a vote of our stockholders without the consent of our other stockholders, will have the power to prevent a change in our control and could take other actions that might be favorable to them.

Lone Star Fund has advised us that it currently intends to continue to hold all of the common stock beneficially owned by it following this offering. However, Lone Star Fund is not subject to any contractual obligations to retain its controlling interest, except that it has agreed, subject to certain exceptions, not to sell or otherwise dispose of any shares of common stock for a period of 180 days after the date of this prospectus without the prior written consent of the underwriters. Except for this brief period, there can be no assurance as to the period of time during which Lone Star Fund will maintain its beneficial ownership of our common stock following this offering. Following this brief period, Lone Star Fund will have rights to cause us to register its shares as described under “—Registration Rights Agreement” below.

Termination of Asset Advisory Agreement

In connection with Lone Star Fund’s acquisition of Lone Star Steakhouse & Saloon, Inc., we entered into arrangements with an affiliate of Lone Star Fund requiring us to reimburse the affiliate for the costs of certain services it provides us. These services include financial analysis and other financial services, real estate management, legal services and other services. In 2009, 2010 and 2011, we paid this affiliate of Lone Star Fund approximately $1.6 million, $2.1 million and $3.1 million, respectively, for these services. We have reimbursed this Lone Star Fund affiliate directly for these services.

Upon the consummation of this offering these arrangements to reimburse the affiliate of Lone Star Fund directly for these services will be terminated in exchange for a one-time termination payment of $3.0 million. See “Use of Proceeds.”

Registration Rights Agreement

Prior to the consummation of this offering, we will enter into a registration rights agreement with Lone Star Fund. The terms of the registration rights agreement will include provisions for demand registration rights and piggyback registration rights in favor of Lone Star Fund. The registration rights agreement will not provide for the payment of any consideration by us to Lone Star Fund if a registration statement for the resale of shares of common stock held by Lone Star Fund is not declared effective or if the effectiveness is not maintained. Immediately following consummation of this offering,             shares of our common stock will be entitled to these registration rights. Shares registered with the SEC pursuant to these registrations rights will be eligible for sale in the public markets, subject to the lock-up agreements described in “Underwriting.” See “Shares Eligible for Future Sale—Registration Rights Agreement.”

Director Indemnification Agreements

Our certificate of incorporation to be effective following this offering permits us to indemnify our directors to the fullest extent permitted by law, subject to limited exceptions. Prior to the consummation of this offering, we will enter into indemnification agreements with each of our directors that provide, in general, that we will indemnify them to the fullest extent permitted by law in connection with their service to us or on our behalf.

Review and Approval of Related Party Transactions

Following this offering, we will implement a written policy pursuant to which our board of directors will review and approve transactions with our directors, officers and holders of more than 5% of our voting securities and their affiliates (each, a related party). Prior to approving any transaction with a related party, our board of directors will consider the material facts as to the related party’s relationship with the company or interest in the transaction. Following this offering, related party transactions will not be approved unless the nominating and corporate governance committee has approved of the transaction. We did not have a formal review and approval policy for related party transactions at the time of any transaction described in this “Certain Relationships and Related Party Transactions” section.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material provisions of our capital stock, as well as other material terms of our certificate of incorporation and bylaws, which we will adopt prior to the consummation of this offering, as they will be in effect as of the consummation of this offering. Copies of the forms of our certificate of incorporation and bylaws to be adopted have been filed as exhibits to the registration statement of which this prospectus is a part.

General

Upon consummation of this offering, our authorized capital stock will consist of              shares of common stock, no par value, and             shares of preferred stock, no par value.

Common Stock

All outstanding shares of common stock are validly issued, fully paid and nonassessable, and the shares of common stock that will be issued on completion of this offering will be validly issued, fully paid and nonassessable.

The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders and our certificate of incorporation will not provide for cumulative voting in the election of directors. Subject to preferences that may be applicable to any outstanding series of preferred stock, the holders of our common stock will receive ratably any dividends declared by our board of directors out of funds legally available for the payment of dividends. In the event of our liquidation, dissolution or winding-up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of or provision for any liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

Preferred Stock

Our certificate of incorporation will provide that our board of directors has the authority, without further action by the stockholders, to issue up to             shares of preferred stock. Our board of directors will be able to issue preferred stock in one or more series and determine the rights, preferences, privileges, qualifications and restrictions granted to or imposed upon our preferred stock, including dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preferences and sinking fund terms, any or all of which may be greater than the rights of our common stock. Issuances of preferred stock could adversely affect the voting power of holders of our common stock and reduce the likelihood that holders of our common stock will receive dividend payments and payments upon liquidation. Any issuance of preferred stock also could have the effect of decreasing the market price of our common stock and could delay, deter or prevent a change in control of our company. Our board of directors does not presently have any plans to issue shares of preferred stock.

Limitations on Directors’ Liability

Our certificate of incorporation will provide for us to indemnify our directors to the fullest extent permitted by the DGCL. The DGCL permits a corporation to limit or eliminate a director’s personal liability to the corporation or the holders of its capital stock for breach of fiduciary duty. This limitation is generally unavailable for acts or omissions by a director which (a) were in bad faith, (b) were the result of intentional misconduct or a knowing violation of law, (c) the director derived an improper personal benefit from (such as a financial profit or other advantage to which the director was not legally entitled) or (d) breached the director’s duty of loyalty. The

DGCL also prohibits limitations on director liability under Section 174 of the DGCL, which relates to certain unlawful dividend declarations and stock repurchases. The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws to be adopted may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

We will obtain insurance that insures our directors and officers against certain losses and which insures us against our obligations to indemnify the directors and officers, and we intend to obtain greater coverage. We also intend to enter into indemnification agreements with our directors and executive officers.

Provisions of Our Certificate of Incorporation and Bylaws to be Adopted and Delaware Law That May Have an Anti-Takeover Effect

Provisions of the DGCL and our certificate of incorporation and bylaws to be adopted prior to the completion of this offering could make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are expected to discourage types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status, did own) 15% or more of a corporation’s voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

No Cumulative Voting

The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Our certificate of incorporation will not provide for cumulative voting.

Classified Board of Directors

Our certificate of incorporation will provide that our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible. The members of each class serve for a three-year term. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board of directors. Our certificate of incorporation and the bylaws will provide that the number of directors will be fixed from time to time pursuant to a resolution adopted by the board of directors, but must consist of not less than three or more than 13 directors.

Removal of Directors

Our certificate of incorporation and bylaws will provide that (i) prior to the date on which Lone Star and its affiliates cease to beneficially own, in aggregate, at least a majority of the voting power of all outstanding shares entitled to vote generally in the election of directors, directors may be removed with or without cause upon the affirmative vote of holders of at least a majority of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class and (ii) on and after the date Lone Star and its affiliates cease to beneficially own, in aggregate, at least a majority of the voting power of all outstanding shares entitled to vote generally in the election of directors, directors may be removed only for cause and only upon the affirmative vote of holders of at least 66 2/3% of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class. In addition, our certificate of incorporation will also provide that any newly created directorships and any vacancies on our board of directors will be filled only by the affirmative vote of the majority of remaining directors; provided that so long as affiliates of Lone Star own at least 25% of the total voting power of our capital stock, the positions can only be filled by our stockholders.

Stockholder Action by Written Consent

The DGCL permits any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of stock entitled to vote thereon were present and voted, unless the certificate of incorporation provides otherwise. Our certificate of incorporation will preclude stockholder action by written consent after the date on which Lone Star and its affiliates ceases to beneficially own, in the aggregate, at least a majority of the voting power of all outstanding shares of our stock entitled to vote generally in the election of directors.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors. Our organizational documents will include provisions that eliminate, to the extent allowable under the DGCL, the personal liability of directors or officers for monetary damages for actions taken as a director or officer, as the case may be. Our organizational documents will also provide that we must indemnify and advance reasonable expenses to our directors and officers to the fullest extent authorized by the DGCL. We are also expressly authorized to carry directors’ and officers’ insurance for our directors, officers and certain employees for some liabilities.

The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws to be adopted may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without your approval. The DGCL does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the stock exchange on which we will list our common stock require stockholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power or the then-outstanding number of shares of common stock. No assurances can be given that our shares will remain so listed. We may use additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Corporate Opportunities and Transactions with Lone Star Fund

In recognition that principals, members, directors, managers, partners, stockholders, officers, employees and other representatives of Lone Star Fund and its affiliates and affiliated investment funds, referred to as the Lone Star entities, may serve as our directors or officers, and that the Lone Star entities may engage in similar activities or lines of business that we do, our certificate of incorporation will provide for the allocation of certain corporate opportunities between us and the Lone Star entities. Specifically, none of the Lone Star entities or any principal, member, director, manager, partner, stockholder, officer, employee or other representative of the Lone Star entities has any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business that we do. In the event that any Lone Star entity acquires knowledge of a potential transaction or matter which may be a corporate opportunity for itself and us, we will not have any expectancy in the corporate opportunity, and the Lone Star entity will not have any duty to communicate or offer the corporate opportunity to us and may pursue or acquire such corporate opportunity for itself or direct such opportunity to another person. In addition, if a director or officer of our company who is also a principal, member, director, manager, partner, stockholder, officer, employee or other representative of any Lone Star entity acquires knowledge of a potential transaction or matter which may be a corporate opportunity for us and a Lone Star entity, we will not have any expectancy in the corporate opportunity unless the corporate opportunity is expressly offered to the person solely in his or her capacity as a director or officer of our company.

In recognition that we may engage in material business transactions with the Lone Star entities, from which we are expected to benefit, our certificate of incorporation will provide that any of our directors or officers who are also principals, members, directors, managers, partners, stockholders, officers, employees and other representatives of any Lone Star entity will have fully satisfied and fulfilled his or her fiduciary duty to us and our stockholders with respect to such transaction, if:

•

the transaction was approved, after being made aware of the material facts of the relationship between each of Del Frisco’s Restaurant Group, Inc. or a subsidiary thereof and the Lone Star entity and the material terms and facts of the transaction, by (1) an affirmative vote of a majority of the members of our board of directors who do not have a material financial interest in the transaction, known as disinterested persons, or (2) an affirmative vote of a majority of the members of a committee of our board of directors consisting of members who are disinterested persons; or

•	the transaction was fair to us at the time we entered into the transaction; or

•

the transaction was approved by an affirmative vote of the holders of a majority of shares of our common stock entitled to vote, excluding the Lone Star entities and any holder who has a material financial interest in the transaction.

By becoming a stockholder in our company, you will be deemed to have received notice of and consented to these provisions of our certificate of incorporation. Any amendment to the foregoing provisions of our certificate of incorporation will require the affirmative vote of at least 66 2/3% of the voting power of all shares of our common stock then outstanding.

Transfer Agent and Registrar

The Transfer Agent and Registrar for our common stock is                     .

Listing

We intend to apply for listing of our common stock on either the New York Stock Exchange or the Nasdaq Global Market under the symbol “             .”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock. Immediately following the consummation of the offering, based on shares outstanding as of                     , 2012, we will have an aggregate of             shares of common stock outstanding, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options. If the underwriters exercise their over-allotment option in full, assuming no exercise of outstanding options, we will have an aggregate of             shares of common stock outstanding. Of the outstanding shares, the             shares sold in this offering (or             shares if the underwriters exercise their over-allotment option in full) will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined in Rule 144 of the Securities Act, may generally be sold only in compliance with the limitations described below. The remaining outstanding shares of our common stock will be deemed restricted securities, as defined in Rule 144. We expect that Lone Star Fund will be considered an affiliate 180 days after this offering based on its expected share ownership (consisting of             shares owned by Lone Star Fund assuming no exercise of the underwriters’ over-allotment option). Certain other of our stockholders may also be considered affiliates at that time.

Lock-Up Agreements

We and our officers, directors and holders of all of our outstanding shares of common stock immediately prior to this offering will be subject to lock-up agreements with the underwriters that will restrict the sale of shares of our common stock held by them for 180 days after the date of this prospectus, subject to certain exceptions. See “Underwriting” for a description of these lock-up agreements.

Sales of Restricted Securities

Other than the shares sold in this offering, all of the remaining shares of our common stock will be available for sale, subject to the lock-up agreements described above, after the date of this prospectus in registered sales or pursuant to Rule 144 or another exemption from registration. For the purpose of the volume, manner of sale and other limitations under Rule 144 applicable to affiliates described below, we expect that Lone Star Fund will be considered an affiliate 180 days after this offering based on its expected share ownership (consisting of             shares owned by Lone Star Fund assuming no exercise of the underwriters’ option to purchase additional shares).

Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration including under Rule 144 or 701 promulgated under the Securities Act, each of which is summarized below.

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any shares of our common stock that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to the volume limitations summarized below. Sales of our common stock by any such person would be subject to the availability of current public information about us if the shares to be sold were beneficially owned by such person for less than one year.

In addition, under Rule 144, a person may sell shares of our common stock acquired from us immediately after the consummation of this offering, without regard to volume limitations or the availability of public information about us, if: (i) the person is not our affiliate and has not been our affiliate at any time during the preceding three months; and (ii) the person has beneficially owned the shares to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates.

Beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of: (i) 1% of the number of shares of our common stock then-outstanding, which will equal approximately             shares immediately after the consummation of this offering; and (ii) the average weekly trading volume in our common stock on the stock exchange on which we will list our common stock during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701 provides that the shares of common stock acquired upon the exercise of currently outstanding options or pursuant to other rights granted under our equity incentive plan may be resold by persons, other than our affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject only to the manner of sale provisions of Rule 144, and by our affiliates under Rule 144, without compliance with its one-year minimum holding period. As of the date of this prospectus, no options to purchase shares of our common stock were outstanding.

As a result of lock-up agreements described in “Underwriting” and the provisions of Rules 144 and 701, additional shares will be available for sale in the public market upon the expiration or, if earlier, the waiver of the lock-up period provided for in the lock-up agreements, subject, in some cases, to volume limitations.

Additional Registration Statements

In addition,             shares of common stock may be granted under our stock incentive plan, including             shares issuable upon the exercise of stock options that we intend to grant to our executive officers and certain director nominees at the time of the pricing of this offering with an exercise price equal to the initial public offering price. See “Executive Compensation—2012 Long-Term Incentive Plan.” We intend to file one or more registration statements under the Securities Act after this offering to register up to             shares of our common stock issued or reserved for issuance under our equity incentive plans. These registration statements will become effective upon filing, and shares covered by these registration statements will be eligible for sale in the public market immediately after the effective dates of these registration statements, subject to any limitations on exercise under our equity incentive plan, the lock-up agreements described in “Underwriting” and Rule 144 limitations applicable to affiliates.

Registration Rights Agreements

Lone Star Fund.    Prior to the consummation of this offering, we will enter into a registration rights agreement with Lone Star Fund. The terms of the registration rights agreement will include provisions for demand registration rights and piggyback registration rights in favor of Lone Star Fund. The registration rights agreement will not provide for the payment of any consideration by us to Lone Star Fund if a registration statement for the resale of shares of common stock held by Lone Star Fund is not declared effective or if the effectiveness is not maintained. Immediately following consummation of this offering,             shares of our common stock will be entitled to these registration rights. Shares registered with the SEC pursuant to these registrations rights will be eligible for sale in the public markets upon effectiveness of the registration statement covering those shares, subject to the lock-up agreements described in “Underwriting.” By exercising its registration rights and causing a large number of shares to be registered and sold in the public market, Lone Star Fund could cause the price of the common stock to fall. In addition, any demand to include these shares in our registration statements could have a material adverse effect on our ability to raise needed capital. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Demand Registration Rights.    Subject to the terms of the registration rights agreement, Lone Star Fund, the holder of             shares of our common stock, will have the right to require that we register its shares under the Securities Act for sale to the public. We must pay all expenses, except for underwriters’ discounts and commissions, incurred in connection with the exercise of these demand registration rights.

Piggyback Registration Rights.    Lone Star Fund, the holder of             shares of our common stock, will have piggyback registration rights under the terms of the registration rights agreement. The registration rights agreement will provide that Lone Star Fund has the right to include its shares in any registration that we effect under the Securities Act, other than a registration effected pursuant to an exercise of demand registration rights, subject to specified exceptions. We must pay all expenses, except for underwriters’ discounts and commissions, incurred in connection with these piggyback registration rights.

Petitioners in Acquisition Dissenting Shareholder Litigation.    In 2009, in connection with the settlement of the dissenting shareholder litigation relating to the Acquisition, Dispropco LLC, an indirect wholly-owned subsidiary of Lone Star Fund and an affiliate of ours, agreed to, among other things, issue deficiency promissory notes to the petitioners in the litigation in a maximum aggregate principal amount of $5 million. Each deficiency note includes a put right that permits the holder, under certain circumstances, to cause LSF5 Wagon Holdings, LLC, our parent company, to purchase the note with shares of the common stock of LSF5 Wagon Holdings, LLC or any of its subsidiaries, including us, to the extent such stock is registered under the Exchange Act. Under the related settlement agreement, Dispropco LLC is required to cause the issuer of the stock that is registered to enter into a registration rights agreement with each petitioner on the date on which such issuer’s shares become registered under the Exchange Act. As a result, in connection with this offering, it is expected that we will enter into a registration rights agreement with each petitioner covering the number of shares of our common stock that LSF5 Wagon Holdings, LLC would be required to transfer to such petitioner upon exercise of the put right. The registration rights agreements will provide that each petitioner has the right to include its shares of our common stock in any registration that we effect under the Securities Act, subject to specified exceptions such as this offering. We must pay all expenses incurred in connection with these piggyback registration rights. We are not a party to the deficiency notes or the related settlement agreement, and our only obligation in this matter will be to perform our obligations under the registration rights agreements. A copy of the form of registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part.

Effects of Sales of Shares

No predictions can be made as to the effect, if any, that sales of shares of our common stock from time to time, or the availability of shares of our common stock for future sale, may have on the market price for shares of our common stock. Sales of substantial amounts of common stock, or the perception that such sales could occur, could adversely affect prevailing market prices for our common stock and could impair our future ability to obtain capital through an offering of equity securities.

U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a general discussion of material U.S. federal income and estate tax consequences of the acquisition, ownership, and disposition of our common stock purchased pursuant to this offering by a non-U.S. holder. As used in this prospectus, the term “non-U.S. holder” means a beneficial owner of 5% or less of our common stock that, for U.S. federal income tax purposes, is neither a partnership nor any of the following:

•	an individual who is a citizen or resident of the United States;

•

a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or any state thereof (including the District of Columbia);

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust (i) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (ii) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

An individual who is not a citizen of the United States may, subject to certain restrictions as well as limitations contained in any applicable income tax treaties, be deemed to be a resident of the United States by reason of being present in the United States for at least 31 days in the calendar year and an aggregate of at least 183 days during a three year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediate preceding calendar year and one-sixth of the days present in the second preceding calendar year). U.S. residents are generally taxed for U.S. federal income tax purposes in the same manner as U.S. citizens.

This discussion assumes that you will hold our common stock issued pursuant to this offering as a capital asset within the meaning of the Internal Revenue Code of 1986, as amended, or the Code (i.e., generally, property held for investment). This discussion does not address all aspects of U.S. federal taxation that may be relevant to a particular non-U.S. holder in light of the holder’s individual investment or tax circumstances, or to non-U.S. holders that are subject to special tax rules. In addition, this description of U.S. tax consequences does not address:

•	U.S. state and local or non-U.S. tax consequences;

•	U.S. federal gift tax consequences;

•	specific facts and circumstances that may be relevant to a particular non-U.S. holder’s tax position;

•	the tax consequences for the stockholders, partners or beneficiaries of a non-U.S. holder;

•

special tax rules that may apply to some non-U.S. holders, including without limitation, banks, insurance companies, financial institutions, hybrid entities, broker-dealers, tax-exempt entities, controlled foreign corporations, passive foreign investment companies or U.S. expatriates; or

•	special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a straddle, hedge or conversion transaction or other integrated investment.

If a partnership is a beneficial owner of our common stock, the treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A beneficial owner of our common stock that is a partnership and partners in such a partnership should consult their tax advisors regarding the U.S. federal income tax consequences of acquiring, owning, and disposing of our common stock.

This discussion is based on current provisions of the Code, final, temporary and proposed U.S. Treasury regulations, judicial opinions, published positions of the U.S. Internal Revenue Service, or IRS, and other applicable authorities, all as in effect on the date hereof and all of which are subject to differing interpretations or change, possibly with retroactive effect. We have not sought, and will not seek, any ruling from the IRS or any opinion of counsel with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS would not be sustained. Furthermore, this discussion does not include any discussion of any state, local or foreign tax considerations.

We urge you to consult your tax advisor regarding the U.S. federal tax consequences of acquiring, owning or disposing our common stock, as well as any tax consequences that may arise under the laws of any foreign, state, local or other taxing jurisdiction or under any applicable tax treaty.

Dividends

As described under “Dividend Policy” above, we do not anticipate paying cash dividends on our common stock in the foreseeable future. However, if distributions of cash or property (other than certain stock distributions) are made to non-U.S. holders on shares of our common stock, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of earnings and profits will constitute a return of capital that is applied against and reduces the non-U.S. holder’s adjusted tax basis in our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the common stock and will be treated as described under “—Gain on Sale, Exchange or Other Taxable Disposition of Common Stock” below.

Dividends paid to a non-U.S. holder that are not effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States generally will be subject to withholding of U.S. federal income tax at the rate of 30% or such lower rate as may be specified by an applicable income tax treaty. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the requirements for and manner of claiming the benefits of such treaty (including, without limitation, the need to obtain a U.S. taxpayer identification number).

If the non-U.S. holder is engaged in a trade or business in the United States, either directly or through an entity treated as a partnership for U.S. tax purposes, and the dividends are effectively connected with the conduct of such trade or business, and, if provided in an applicable income tax treaty, are dividends attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States, then the dividends are not subject to the U.S. withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated U.S. federal income tax rates and in a manner applicable to U.S. persons. Certain certification and disclosure requirements must be complied with for effectively connected income or income attributable to a permanent establishment to be exempt from withholding. Any effectively connected dividends or dividends attributable to a permanent establishment received by a non-U.S. holder that is treated as a foreign corporation for U.S. tax purposes may be subject to an additional “branch profits tax” at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty.

To claim the benefit of a tax treaty or an exemption from withholding because dividends are effectively connected with the conduct of a trade or business in the United States, a non-U.S. holder must provide to the withholding agent a properly executed IRS Form W-8BEN (or successor form) for treaty benefits or IRS Form W-8ECI (or successor form) for effectively connected income, before the payment of dividends, and, if claiming the benefit of a tax treaty, must certify under penalties of perjury on the appropriate forms that such non-U.S. holder is not a U.S. person and is eligible for treaty benefits. These forms must be periodically updated. Non-U.S. holders may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund along with the required information. However,

•

in the case of common stock held by a foreign partnership, the certification requirement generally will be applied to the partners of the partnership and the partnership will be required to provide certain information;

•

in the case of common stock held by a foreign trust, the certification requirement generally will be applied to the trust or the beneficial owners of the trust depending on whether the trust is a “foreign complex trust,” “foreign simple trust,” or “foreign grantor trust” as defined in the U.S. Treasury regulations; and

•	look-through rules will apply for tiered partnerships, foreign simple trusts and foreign grantor trusts.

A non-U.S. holder that is a foreign partnership or a foreign trust is urged to consult its own tax advisor regarding its status under U.S. tax law and the certification requirements applicable to it.

Gain on Sale, Exchange or Other Taxable Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax, including by way of withholding, on gain recognized on a sale, exchange or other taxable disposition of our common stock unless any one of the following applies:

1.	The non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of the sale, exchange or other taxable disposition and certain other requirements are met;

2.	The gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, directly or through an entity treated as a partnership for U.S. tax purposes and, if an applicable tax treaty requires, attributable to a U.S. permanent establishment or fixed base of such non-U.S. holder; or

3.

We are or have been, at any time during the five-year period preceding such disposition (or the non-U.S. holder’s holding period, if shorter) a “United States real property holding corporation,” within the meaning of Section 897(c)(2) of the Code, unless our common stock is regularly traded on an established securities market and the non-U.S. holder holds no more than 5% of our outstanding common stock, directly or indirectly, during the relevant period, or the 5% exception. Generally, a United States corporation is treated as a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business.

We believe that we have not been and are not currently a United States real property holding corporation, and we do not expect to become a United States real property holding corporation. However, no assurances can be made in this regard. Furthermore, no assurances can be provided that our stock will be considered to be regularly traded on an established securities market for purposes of Section 897 of the Code.

Non-U.S. holders described in clause (1) above are taxed on their gains (including gains from sales of our common stock and net of applicable U.S. losses from sales or exchanges of other capital assets incurred during the year) at a flat rate of 30% or such lower rate as may be specified by an applicable income tax treaty. Non-U.S. holders described in clause (2) or (3) above will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates and in a manner applicable to U.S. persons, unless an applicable income tax treaty provides otherwise. If a non-U.S. holder described in clause (2) or (3) is a corporation, it may be subject to the additional branch profits tax at a rate equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty. In addition, if we are determined to be a United States real property holding corporation and the 5% exception does not apply, then a purchaser may be required to withhold 10% of the proceeds payable to a non-U.S. holder from a sale or other taxable disposition of our common stock.

U.S. Federal Estate Taxes

Our common stock beneficially owned or treated as beneficially owned by an individual who at the time of death is a non-U.S. holder, and certain lifetime transfers of an interest in common stock made by such an individual, will be included in his or her gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax. Estates of non-resident alien individuals are generally allowed a statutory credit that has the effect of offsetting the U.S. federal estate tax imposed on the first $60,000 of the taxable estate.

Legislation Affecting Taxation of Common Stock Held by or Through Foreign Entities

Under legislation enacted in 2010, a 30% U.S. federal withholding tax will be imposed on dividends on stock of U.S. corporations, and on the gross proceeds from the disposition of such stock, paid to a “foreign financial institution” (as specially defined for this purpose), unless such institution enters into an agreement with the U.S. Treasury to collect and provide to the U.S. Treasury substantial information regarding its U.S. account holders and certain account holders that are foreign entities with U.S. owners. A 30% U.S. federal withholding tax will also apply to dividends paid on stock of U.S. corporations and on the gross proceeds from the disposition of such stock paid to a non-financial foreign entity unless such entity provides the withholding agent with a certification that it does not have any substantial U.S. owners or a certification identifying the direct and indirect substantial U.S. owners of the entity. The withholding taxes described above will apply to dividend payments made after December 31, 2013 and payments of gross proceeds made after December 31, 2014. Under certain circumstances, a non-U.S. holder may be eligible for refunds or credits of such withholding taxes. Investors are urged to consult with their own tax advisors regarding the possible application of these rules to their investment in our common stock.

Information Reporting and Backup Withholding

Under U.S. Treasury regulations, we must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such non-U.S. holder and the tax withheld with respect to those dividends. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected to the conduct of the non-U.S. holder’s trade or business within the United States or withholding was reduced or eliminated by an applicable tax treaty. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder is a resident under the provisions of an applicable income tax treaty or agreement.

The gross amount of dividends paid to a non-U.S. holder that fails to certify its non-U.S. holder status in accordance with applicable U.S. Treasury regulations and fails to otherwise establish an exemption generally will be reduced by backup withholding at the applicable rate (currently 28%).

A non-U.S. holder is required to certify its non-U.S. status under penalties of perjury or otherwise establish an exemption in order to avoid information reporting and backup withholding on disposition proceeds where the transaction is effected by or through a U.S. office of a broker.

U.S. information reporting and backup withholding generally will not apply to a payment of proceeds of a disposition of common stock where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. However, information reporting requirements, but not backup withholding, generally will apply to such a payment if the broker is (i) a U.S. person; (ii) a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States; (iii) a controlled foreign corporation as defined in the Code; (iv) a foreign partnership with certain U.S. connections, unless the broker has documentary evidence in its records that the holder is a non-U.S. holder and certain conditions are met or the holder otherwise establishes an exemption; or (v) a U.S. branch of a foreign bank or a foreign insurance company.

Backup withholding is not an additional tax. Amounts that we withhold under the backup withholding rules may be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that certain required information is furnished to the IRS in a timely manner. Non-U.S. holders should consult their own tax advisors regarding application of backup withholding in their particular circumstance and the availability of and procedure for obtaining an exemption from backup withholding under current U.S. Treasury regulations.

The foregoing discussion is only a summary of certain U.S. federal income and estate tax consequences of the acquisition, ownership and disposition of our common stock by non-U.S. holders. You are urged to consult your own tax advisor with respect to the particular tax consequences to you of ownership and disposition of our common stock, including the effect of any U.S., state, local, non-U.S. or other tax laws and any applicable income or estate tax treaty.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives Deutsche Bank Securities Inc. and Piper Jaffray & Co. have severally agreed to purchase from us and the selling stockholder the following respective number of shares of common stock at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

Underwriters	Number of Shares
Deutsche Bank Securities Inc.
Piper Jaffray & Co.

Total

The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the shares of common stock offered by this prospectus, other than those covered by the over-allotment option described below, if any of these shares are purchased.

We have been advised by the representatives of the underwriters that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $             per share under the public offering price. The underwriters may allow, and these dealers may re-allow, a concession of not more than $             per share to other dealers. After the initial public offering, representatives of the underwriters may change the offering price and other selling terms.

We and the selling stockholder have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to             additional shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered by this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to the total number of shares of common stock offered by this prospectus. We or the selling stockholder will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the             shares are being offered.

The underwriting discounts and commissions per share are equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting discounts and commissions are     % of the initial public offering price. We have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters’ over-allotment option:

Total Fees
	Fee per share	Without Exercise of Over-Allotment Option	With Full Exercise of Over-Allotment Option
Discounts and commissions paid by us	$	$	$
Discounts and commissions paid by the selling stockholder	$	$	$

In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $            .

We and the selling stockholder have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

Each of our officers and directors, and substantially all of our stockholders and holders of options to purchase our stock, have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock owned by these persons prior to this offering or common stock issuable upon exercise of options held by these persons for a period of 180 days after the effective date of the registration statement of which this prospectus is a part without the prior written consent of Deutsche Bank Securities Inc. and Piper Jaffray & Co. This consent may be given at any time without public notice except in limited circumstances. Transfers or dispositions can be made during the lock-up period in the case of gifts or for estate planning purposes and other limited circumstances where the transferee signs a lock-up agreement. We have entered into a similar agreement with the representatives of the underwriters. There are no agreements between the representatives and any of our stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 180-day period.

The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

In connection with the offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of common stock from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are any sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the shares in the open market prior to the completion of the offering.

Stabilizing transactions consist of various bids for or purchases of our common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our common stock. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the stock exchange on which we will list our common stock, in the over-the-counter market or otherwise.

A prospectus in electronic format is being made available on Internet web sites maintained by one or more of the lead underwriters of this offering and may be made available on web sites maintained by other underwriters. Other than the prospectus in electronic format, the information on any underwriter’s web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which the prospectus forms a part.

Some of the underwriters or their affiliates have provided investment banking services to us in the past and may do so in the future. They receive customary fees and commissions for these services.

Pricing of this Offering

Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price of our common stock will be determined by negotiation among us, the selling stockholder and the representatives of the underwriters. Among the primary factors that will be considered in determining the public offering price are:

•	prevailing market conditions;

•	our results of operations in recent periods;

•	the present stage of our development;

•	the market capitalizations and stages of development of other companies that we and the representatives of the underwriters believe to be comparable to our business; and

•	estimates of our business potential.

Notice to Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State) an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that

Relevant Member State other than the offers contemplated in the prospectus once the prospectus has been approved by the competent authority in such Member State and published and passported in accordance with the Prospectus Directive as implemented in the Relevant Member State except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•

by the underwriters to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the underwriters for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall result in a requirement for the publication by the Issuer or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that member state by any measure implementing the Prospectus Directive in that member state and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Notice to Investors in the United Kingdom

Each underwriter has represented and agreed that (a) it has only communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or the FSMA, received by it in connection with the issue or sale of the shares (i) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order, or (ii) to high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) and (d) of the Order, with all such persons together being referred to as relevant persons, and (b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom. This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the

Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•

to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Gibson, Dunn & Crutcher LLP. Certain legal matters in connection with this offering will be passed upon for the underwriters by White & Case LLP.

EXPERTS

The consolidated financial statements of the Company at December 28, 2010 and December 27, 2011 and for each of the three fiscal years in the period ended December 27, 2011 appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report, given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits, of which this prospectus is a part, under the Securities Act with respect to the shares of common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to our company and the shares of common stock to be sold in this offering, reference is made to the registration statement, including the exhibits and schedules to the registration statement. Copies of the registration statement, including the exhibits and schedules to the registration statement, may be examined without charge at the public reference room of the SEC, 100 F Street, N.E., Washington, DC 20549. Information about the operation of the public reference room may be obtained by calling the SEC at 1-800-SEC-0330. Copies of all or a portion of the registration statement can be obtained from the public reference room of the SEC upon payment of prescribed fees. Our SEC filings, including our registration statement, are also available to you for free on the SEC’s website at www.sec.gov. Upon consummation of this offering we will become subject to the informational requirements of the Exchange Act and will be required to file reports and other information. You will be able to inspect and copy these reports and other information at the public reference facilities maintained by the SEC at the address noted above. You will also be able to obtain copies of these materials from the Public Reference Room of the SEC at the address noted above or inspect them without charge at the SEC’s website. We intend to make available to our common stockholders annual reports containing consolidated financial statements audited by an independent registered public accounting firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Del Frisco’s Restaurant Group, LLC

We have audited the accompanying consolidated balance sheets of Del Frisco’s Restaurant Group, LLC (the Company) as of December 28, 2010 and December 27, 2011, and the related consolidated statements of income, changes in member’s equity (deficit), and cash flows for each of the three fiscal years in the period ended December 27, 2011. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 28, 2010 and December 27, 2011, and the consolidated results of its operations and its cash flows for each of the three fiscal years in the period ended December 27, 2011, in conformity with U.S. generally accepted accounting principles.

/s/    Ernst & Young LLP

Dallas, Texas

April 16, 2012

DEL FRISCO’S RESTAURANT GROUP, LLC

Consolidated Balance Sheets

(In Thousands)

	December 28, 2010	December 27, 2011	December 27, 2011
			Pro Forma (Unaudited)
Assets
Current assets:
Cash and cash equivalents	$4,157	$14,119	$
Restricted cash	—	976
Inventories	8,661	9,891
Income tax receivable	624	—
Deferred income taxes	2,018	1,748
Other	3,397	4,496

Total current assets	18,857	31,230
Property and equipment:
Land	5,007	2,539
Buildings	6,813	3,204
Leasehold improvements	67,445	81,579
Furniture, fixtures, and equipment	15,930	21,524

	95,195	108,846
Less accumulated depreciation and amortization	(19,984)	(26,488)

	75,211	82,358
Deferred compensation plan investments	6,583	6,159
Other assets:
Goodwill	78,899	77,687
Intangible assets, net	36,361	36,493
Loan costs, net of accumulated amortization of $2,507 in 2010, and $168 in 2011	2,885	1,868
Other	38	63

	118,183	116,111

Total assets	$218,834	$235,858	$

Liabilities and member’s equity
Current liabilities:
Current maturities of long-term debt	$3,000	$—	$
Accounts payable	3,133	7,491
Sales tax payable	920	1,299
Accrued payroll	3,528	5,913
Real estate taxes	693	417
Accrued self-insurance	1,235	1,581
Deferred revenue for gift cards	6,286	8,074
Income taxes payable	—	60
Other	2,338	2,622

Total current liabilities	21,133	27,457
Long-term debt, less current maturities	75,922	70,000
Other noncurrent liabilities	3,565	3,876
Deferred-compensation plan liabilities	7,590	7,841
Deferred rent obligations	7,119	17,147
Deferred tax liabilities	14,405	12,081

Total liabilities	129,734	138,402
Member’s equity:
Member’s equity	52,092	51,359		—
Common stock $ par value, shares authorized, shares issued and outstanding, pro-forma	—	—		—
Accumulated other comprehensive loss	—	—		—
Additional paid-in capital, pro forma
Retained earnings	37,008	46,097		—

Total member’s equity	89,100	97,456

Total liabilities and member’s equity	$218,834	$235,858	$

See accompanying notes.

DEL FRISCO’S RESTAURANT GROUP, LLC

Consolidated Statements of Income

(In Thousands)

	Year Ended
	December 29, 2009		December 28, 2010		December 27, 2011

Revenues		$160,177		$165,575		$201,629
Costs and expenses:
Costs of sales		47,593		50,339		61,647
Restaurant operating expenses		69,209		73,404		88,210
Marketing and advertising costs		3,523		2,825		4,359
Pre-opening costs		493		798		3,018
General and administrative		8,236		7,512		10,640
Management and accounting fees paid to related party		2,878		3,345		3,399
Non-cash impairment charges		—		—		1,400
Depreciation and amortization		6,422		6,624		7,146

Operating income		21,823		20,728		21,810
Other income (expense), net:
Interest expense—affiliates		(2,281)		(1,775)		—
Interest expense—other		(5,942)		(9,906)		(8,856)
Other, net		36		(249)		(114)

Income before income taxes		13,636		8,798		12,840
Provision (benefit) for income taxes		3,616		(44)		3,751

Net income		$10,020		$8,842		$9,089

Unaudited pro forma net income per common share:
Basic and diluted	$		$		$

Shares used in computing unaudited pro forma net income per share:
Basic and diluted

See accompanying notes.

DEL FRISCO’S RESTAURANT GROUP, LLC

Consolidated Statement of Changes in

Member’s Equity (Deficit)

(In Thousands)

	Member’s Equity (Deficit)	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance at December 30, 2008	$(27,884)	$18,146	$(416)	$(10,154)
Comprehensive Income:
Net Income	—	10,020	—	10,020
Realized loss on cash flow hedge, net of tax benefit of $130	—	—	196	196

Total comprehensive income				10,216
Member contributions	32,509	—	—	32,509
Equity-based compensation	170	—	—	170

Balance at December 29, 2009	4,795	28,166	(220)	32,741
Comprehensive Income:
Net Income	—	8,842	—	8,842
Realized loss on cash flow hedge, net of tax benefit of $147	—	—	220	220

Total comprehensive income				9,062
Member contributions	47,127	—	—	47,127
Equity-based compensation	170	—	—	170

Balance at December 28, 2010	52,092	37,008	—	89,100
Comprehensive Income:
Net income	—	9,089	—	9,089

Total comprehensive income				9,089
Deemed distribution	(477)	—	—	(477)
Cash distribution	(357)	—	—	(357)
Equity-based compensation	101	—	—	101

Balance at December 27, 2011	$51,359	$46,097	$—	$97,456

See accompanying notes.

DEL FRISCO’S RESTAURANT GROUP, LLC

Consolidated Statements of Cash Flows

(In Thousands)

	Year Ended
	December 29, 2009	December 28, 2010	December 27, 2011

Operating activities
Net income	$10,020	$8,842	$9,089
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	6,422	6,624	7,146
Loan cost amortization	694	872	3,128
Noncash interest charge—affiliate	1,881	1,775	—
Noncash equity-based compensation	170	170	101
Noncash impairment charges	—	—	1,400
Deferred income taxes	5,723	(238)	(1,736)
Amortization of deferred lease incentives	(90)	(100)	(172)
Changes in operating assets and liabilities:
Restricted cash	—	—	(976)
Inventories	2,167	(155)	(1,230)
Other current assets	(1,203)	(1,015)	(1,099)
Accounts payable	(811)	(2,366)	4,358
Income taxes	(3,716)	2,133	2,207
Other liabilities	(2,341)	1,200	5,863
Payments attributable to accrued interest included in advances due affiliate	—	(6,464)	—

Net cash provided by operating activities of continuing operations	18,916	12,278	28,079

Investing activities
Proceeds from sale-leaseback transaction	—	4,345	13,235
Payments to dissenting stockholders	(19,800)	—	—
Purchases of property and equipment	(7,755)	(5,550)	(20,063)
Other	(983)	(284)	(101)

Net cash used in investing activities	(28,538)	(1,489)	(6,727)

Financing activities
Member contribution	19,800	47,127	—
Proceeds from long-term debt	—	—	71,800
Payment of long-term debt	(3,075)	(26,353)	(80,722)
Loan costs	(1,138)	—	(2,111)
Distribution to parent	—	—	(357)
Advances due to affiliate	—	(40,663)	—

Net cash provided by (used in) financing activities	15,587	(19,889)	(11,390)
Net (decrease) increase in cash and cash equivalents	5,965	(9,100)	9,962
Cash and cash equivalents at beginning of period	7,292	13,257	4,157

Cash and cash equivalents at end of period	$13,257	$4,157	$14,119

Supplemental disclosure of cash flow information
Cash paid for income taxes	$1,611	$(1,939)	$3,279

Cash paid for interest	$8,338	$10,109	$5,567

Noncash investing and financing activities:
Deemed distribution to parent	$—	$—	$477

Contribution to member’s equity through the assumption of a portion of the payable to dissenting shareholders by parent	$12,709	$—	$—

See accompanying notes.

DEL FRISCO’S RESTAURANT GROUP, LLC

Notes to Consolidated Financial Statements

(1)    Organization and Basis of Presentation

Background

Del Frisco’s Restaurant Group, LLC (the Company) was incorporated in Delaware as a limited liability company and will have a perpetual existence. The Company is a wholly owned subsidiary of LSF5 Wagon Holdings, LLC, which is a wholly owned subsidiary of LSF5 COI Holdings, LLC (Holdings), which is majority owned by Lone Star Fund V (U.S.), L.P. (the Fund), which is a private investment fund and the ultimate parent of the Company.

Effective December 13, 2006, the Fund, through Holdings, acquired all of the outstanding capital stock of Lone Star Steakhouse & Saloon, Inc. (Star), through a series of transactions pursuant to an Agreement and Plan of Merger (the Acquisition). Prior to the Acquisition, Star was a public company that owned and operated steakhouse restaurants under four different restaurant brands, which included Lone Star Steakhouse & Saloon (Lone Star), Texas Land & Cattle Steak House (TXLC), Sullivan’s Steakhouse (Sullivan’s), and Del Frisco’s Double Eagle Steak House (Del Frisco’s).

In connection with the Acquisition, Holdings contributed all of the assets, restaurant operations, trade names, and other intangible assets of its Lone Star and TXLC restaurants to LSF5 Cowboy Holdings, LLC (Casual Dining Companies), which is a wholly owned subsidiary of Holdings. In addition, LS Management, Inc. (LSM), which was previously a wholly owned subsidiary of Star that provided all of the accounting, legal, and other administrative support to all of Star’s restaurants, was contributed to the Casual Dining Companies. Concurrently, the remaining assets and restaurant operations of Star, which primarily included the Del Frisco’s and Sullivan’s restaurants as well as LS Finance, LLC which was previously a wholly owned subsidiary of Star that provided all of the cash management and treasury support to all of Star’s restaurants, were contributed to the Company.

Description of Business

The Company owns and operates restaurants in the upscale steakhouse market under the brand names of Del Frisco’s Double Eagle Steak House, Sullivan’s Steakhouse, and Del Frisco’s Grille. In addition, the Company, through LS Finance, LLC, its wholly owned subsidiary, provided cash management and treasury services for the Company’s restaurants and, until March 2007, the restaurants owned and operated by the Casual Dining Companies. As of December 27, 2011 the Company owned and operated nine Del Frisco’s, 20 Sullivan’s and two Del Frisco’s Grille restaurants. During fiscal 2009, the Company opened a Sullivan’s restaurant in Baltimore, Maryland. In fiscal 2010, the Company opened a Sullivan’s restaurant in Seattle, Washington. During fiscal 2011, the Company opened a Del Frisco’s in Boston, Massachusetts and a Del Frisco’s Grille in New York City and Dallas, Texas. The Company’s sole member interest is held by LSF5 Wagon Holdings, LLC, which is wholly owned by Holdings. The business and affairs of the Company are exclusively for the benefit of its sole member.

Basis of Presentation and Acquisition

The Acquisition resulted in a new valuation of the assets and liabilities of Star and its subsidiaries, based on their estimated fair values as of the date of Acquisition. Since the Fund acquired 100% of the capital stock of Star, the Company was required to apply push down accounting pursuant to the provisions of Securities and Exchange Commission (SEC) Staff Accounting Bulletin No. 54, Push down Basis of Accounting Required in Certain Limited Circumstances.

The Company has performed an evaluation of subsequent events through April 16, 2012, which is the date the consolidated financial statements were issued.

(2)    Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Fiscal Year

The Company operates on a 52- or 53-week fiscal year ending the last Tuesday in December. Fiscal 2009, 2010 and 2011 included 52 weeks of operations.

Concentrations

The Company has certain financial instruments exposed to a concentration of credit risk, which consist primarily of cash and cash equivalents. The Company places cash with high-credit-quality financial institutions, and, at times, such cash may be in excess of the federal depository insurance limit. The Company has cash equivalents of approximately $575 and $575 at December 28, 2010 and December 27, 2011, respectively, in money market mutual funds.

Additionally, the Company purchased approximately 97%, 100% and 100% of total beef purchases from four suppliers during fiscal 2009, 2010, and 2011, respectively. Due to the nature of the beef purchases, there are alternative sources of supply available; however, a change in suppliers could potentially cause increased costs.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include currency on hand, demand deposits with banks or other financial institutions, credit card receivables, and short-term investments with maturities of three months or less when purchased. Cash and cash equivalents are carried at cost, which approximates fair value.

Financial Instruments

The Company considers the carrying amounts of cash and cash equivalents, short-term investments, receivables, advances due to affiliate, and accounts payable to approximate fair value based on the short-term nature of these items. Borrowings under the credit facility at December 28, 2010 and at December 27, 2011 have variable interest rates that reflect currently available terms and conditions for similar debt. The carrying amount of the debt is a reasonable estimate of its fair value.

Derivative Instruments and Hedging Activities

The Company records all derivatives on the consolidated balance sheets at fair value. Derivatives qualify for treatment as hedges when there is a high correlation between the change in fair value of the derivative instrument and the related change in value of the underlying hedged item. Derivatives that are not accounted for as hedges or the ineffective portions of qualifying hedges must be adjusted to fair value through earnings. For qualifying hedges, the effective portion of the derivative’s gain or loss is initially reported as a component of other comprehensive income (OCI) and subsequently reclassified into income when the hedged exposure affects income.

Cash flow hedges related to anticipated transactions are designated and documented at the inception of each hedge by matching the terms of the contract to the underlying transaction as well as its risk management objective and strategy for undertaking the hedge. The Company classifies the cash flows from hedging transactions in the same categories on the statements of income as the cash flows from the respective hedged items. Once established, cash flow hedges are generally not removed until maturity unless an anticipated transaction is no longer likely to occur. The Company does not engage in trading activities with its financial instruments.

The only derivative instruments used by the Company during the 2009 and 2010 fiscal years were an interest rate swap and collar to hedge the variability of a majority of its future interest payments on its variable rate debt. See Note 9 for additional information.

Inventories

Inventories, which primarily consist of food and beverages, are valued at the lower of cost, using the first-in, first-out (FIFO) method, or market.

Property and Equipment

Property and equipment are stated at cost. Maintenance, repairs, and renewals that do not enhance the value of or increase the lives of the assets are expensed as incurred. Buildings are depreciated using the straight-line method over their estimated useful lives of 20 to 25 years. Leasehold improvements are amortized using the straight-line method over the lesser of the estimated useful lives of the assets of 20 years or the expected term of the lease, including cancelable optional renewal periods when failure to exercise such renewal options would result in an economic penalty to the Company. Furniture, fixtures, and equipment are depreciated using the straight-line method over three to seven years, which are the estimated useful lives of the assets.

Interest is capitalized in connection with the construction of restaurant facilities. The capitalized interest is recorded as part of the asset to which it relates and is amortized over the asset’s estimated useful life. Capitalized interest was $12, $0 and $204 for the years ended December 29, 2009, December 28, 2010 and December 27, 2011, respectively.

Operating Leases

The Company leases restaurants under operating leases. The majority of the Company’s leases provide for rent escalation clauses, contingent rental expense, and/or tenant improvement allowances.

Rent expense is recognized on a straight-line basis over the expected term of the lease, which includes cancelable optional renewal periods that are reasonably assured to be exercised and where failure to exercise such renewal options would result in an economic penalty to the Company.

Certain of the Company’s operating leases contain clauses that provide additional contingent rent based on a percentage of sales greater than certain specified target amounts. The Company recognizes contingent rent expense prior to the achievement of the specified target that triggers the contingent rent, provided achievement of that target is considered probable.

The Company records tenant improvement allowances and other landlord incentives as a component of deferred rent which is amortized on a straight-line basis over the expected term of the lease.

Preopening Costs

Preopening costs, including labor costs, costs of hiring and training personnel, and certain other costs related to opening new restaurants, are expensed when the costs are incurred.

Deferred Offering Costs

Other current assets at December 27, 2011 include deferred offering costs of $820, which reflect the costs incurred by the Company during 2011 in connection with a proposed public offering of common stock which has been filed with the Securities and Exchange Commission (SEC). Such costs will be charged to paid-in-capital at the time the offering is completed. Although the Company plans to complete the offering in 2012, there can be no assurance that the offering will be successful. Should the offering not be successful, any costs related to the offering will be expensed at the time the offering is terminated.

Goodwill and Other Intangible Assets

The Company’s intangible assets primarily include goodwill, trade names, and licensing permits. The Company’s trade names include “Del Frisco’s Double Eagle Steak House” and “Sullivan’s Steakhouse,” both of which have indefinite lives and, accordingly, are not subject to amortization. The trade names are used in the advertising and marketing of the restaurants and are widely recognized and accepted by consumers in their respective markets for providing its customers an enjoyable fine-dining experience. Goodwill represents the excess of costs over the fair value of the net assets acquired.

Goodwill and intangible assets that have indefinite useful lives are not amortized. However, both goodwill and trade names are subject to annual impairment testing. The Company amortizes its finite-lived intangible assets on a straight-line basis over the estimated period of benefit, generally seven to 17 years. See Note 3 for additional information.

The impairment evaluation for goodwill is conducted annually using a two-step process. In the first step, the fair value of each reporting unit is compared to the carrying amount of the reporting unit, including goodwill. The estimated fair value of the reporting unit is determined using discounted cash flows and a market-based approach. If the estimated fair value of the reporting unit is less than the carrying amount of the reporting unit, then a second step must be completed in order to determine the amount of the goodwill impairment that should be recorded. In the second step, the implied fair value of the reporting unit’s goodwill is determined by allocating the reporting unit’s fair value to all of its assets and liabilities, other than goodwill, in a manner similar to a purchase price allocation. If the resulting implied fair value of the goodwill that results from the application of this second step is less than the carrying amount of the goodwill, an impairment charge is recorded for the difference. Currently, the Company defines the reporting units to be Del Frisco’s and Sullivan’s concepts. The Company performs its annual impairment test as of its year-end.

The evaluation of the carrying amount of other intangible assets with indefinite lives is made annually by comparing the carrying amount of these assets to their estimated fair value. The estimated fair value is determined on the basis of existing market-based conditions as well as discounted future cash flow or the royalty-relief method for trade names. If the estimated fair value is less than the carrying amount, an impairment charge is recorded to reduce the asset to its estimated fair value.

The assumptions used in the estimate of fair value are generally consistent with the past performance of each reporting unit and other intangible assets and are also consistent with the projections and assumptions that are used in current operating plans. These assumptions are subject to change as a result of changing economic and competitive conditions.

Loan Costs

Loan costs are stated at cost and amortized using the effective interest method over the life of the related loan.

Deferred Compensation Plan

In connection with the Company’s deferred-compensation plan, the Company has created a grantor trust to which it contributes amounts equal to employee participants’ qualified deferrals and the Company’s matching portion. The plan is informally funded using life insurance policies held by the grantor trust. All assets held by the grantor trust remain the property of the Company; however, the Company does not currently intend to use such assets for any purpose other than to fund payments to the participants pursuant to the terms of the deferred-compensation plan. The assets of the plan consist principally of cash surrender values of the life insurance policies. Because the investment assets of the deferred-compensation plan are assets of the Company and would be subject to general claims by creditors in the event of the Company’s insolvency, the accompanying consolidated balance sheets reflect such investments as assets, with a liability for deferred compensation reflected in long-term liabilities for amounts owed to employees.

Impairment of Long-Lived Assets

Property and equipment and finite-life intangibles are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. The Company reviews applicable finite-lived intangible assets and long-lived assets related to each restaurant on a periodic basis. The Company’s assessment of recoverability of property and equipment and finite-lived intangible assets is performed at the component level, which is generally an individual restaurant. When events or changes in circumstances indicate an asset may not be recoverable, the Company estimates the future cash flows expected to result from the use of the asset. If the sum of the expected undiscounted future cash flows is less than the carrying value of the asset, an impairment loss is recognized. The impairment loss is recognized by measuring the difference between the carrying value of the assets and the estimated fair value of the assets. The Company’s estimates of fair values are based on the best information available and require the use of estimates, judgments, and projections. The actual results may vary significantly from the estimates.

During fiscal 2011, the Company determined that the carrying amount of one of its Sullivan’s restaurants is most likely not recoverable. Therefore, the Company recorded a non-cash impairment charge of $1,400, which represents the difference between the carrying value of the restaurant assets and their estimated fair value, which was based on an estimated sales price.

Self-Insurance Reserves

The Company maintains self-insurance programs for its workers’ compensation and general liability issuance programs. In order to minimize the exposure under the self-insurance programs, the Company has purchased stop-loss coverage both on a per-occurrence and on an aggregate basis. The self-insured losses under the programs are accrued based on the Company’s estimate of the ultimate expected liability for both claims incurred and on an incurred but not reported basis. The establishment of such accruals for self-insurance involves certain management judgments and assumptions regarding the frequency or severity of claims, the historical patterns of claim development, and the Company’s experience with claim-reserve management and settlement practices. To the extent actual results differ from the assumptions used to develop the accruals, such unanticipated changes may produce significantly different amounts of expense than those estimated under the self-insurance programs.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company regularly evaluates the likelihood of realization of tax benefits derived from positions it has taken in various federal and state filings after consideration of all relevant facts, circumstances, and available information. For those tax benefits deemed more likely than not that will be sustained, the Company recognizes the benefit it believes is cumulatively greater than 50% likely to be realized. To the extent the Company were to prevail in matters for which accruals have been established or be required to pay amounts in excess of recorded reserves, the effective tax rate in a given financial statement period could be materially impacted.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expense for the fiscal years ended December 29, 2009, December 28, 2010, December 27, 2011 was $3,523, $2,825 and $4,359, respectively.

Revenue Recognition

Revenue from restaurant sales is recognized when food and beverage products are sold. Proceeds from the sale of gift cards are recorded as deferred revenue at the time of sale and recognized as income when the gift card is redeemed by the holder or the likelihood of redemption becomes remote (gift card breakage) and the Company determines there is no legal obligation to remit the value of the unredeemed gift cards to governmental agencies. The Company determines the gift card breakage rate based upon historical redemption patterns. Certain of the Company’s gift cards are sold on a discount and the net value (face value to be redeemed less the discount offered) is deferred until redeemed or breakage is deemed appropriate. The Company has deemed gift card breakage income immaterial for fiscal years 2009, 2010 and 2011 and it is included in revenues in the consolidated statements of income. The Company excludes from revenue any taxes assessed by governmental agencies that are directly imposed on revenue-producing transactions between the Company and a customer.

Reclassifications

Certain amounts from the prior years have been reclassified to conform with the fiscal 2011 presentation.

Segment Reporting

The Company operates the Del Frisco’s, Sullivan’s, and Del Frisco’s Grille brands as operating segments. The concepts operate solely in the U.S. within the full-service dining industry, providing similar products to similar customers. The concepts also possess similar economic characteristics, resulting in similar long-term expected financial performance characteristics. Sales from external customers are derived principally from food and beverage sales. The Company does not rely on any major customers as a source of sales. The Company believes it meets the criteria for aggregating its operating segments into a single reporting segment.

Recently Issued Accounting Standards

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-04, Fair value Measurement (Topic 820), Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. Many of the amendments in this update change the wording used in the existing guidance to better align U.S. generally accepted accounting principles with International Financial Reporting Standards and to clarify the FASB’s intent on various aspects of the fair value guidance. The update also requires increased disclosure of quantitative information about unobservable inputs used in a fair value measurement that is categorized within Level 3 of the fair value hierarchy. The update is effective for the Company beginning in fiscal 2012 and should be applied prospectively. Other than requiring additional disclosures, adoption of the new guidance will not have a significant impact on the Company’s consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220), Presentation of Comprehensive Income, which requires the Company to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The update eliminates the option to present the components of other comprehensive income as part of the statement of equity. In December 2011, the FASB issued ASU 2011-12, Comprehensive Income (Topic 220), Deferral of Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in ASU 2011-05, to defer the effective date of the specific requirement to present items that are reclassified out of accumulated other comprehensive income to net income alongside their respective components of net income and other comprehensive income. All other provisions of the update are effective for the Company in fiscal 2012 and will be applied retrospectively. The Company does not believe the new guidance will have a significant impact on its consolidated financial statements.

In September 2011, the FASB issued ASU 2011-08, Intangible-Goodwill and Other (Topic 350), Testing Goodwill for Impairment, which permits an entity to make a qualitative assessment of whether it is more likely than not that a reporting unit’s fair value is less than its carrying value before applying the two-step goodwill impairment model that is currently in place. If it is determined though qualitative assessment that a reporting unit’s fair value is more likely than not greater than its carrying value, the remaining impairment steps would be unnecessary. The qualitative assessment is optional, allowing the Company to go directly to the quantitative assessment. The update is effective in fiscal years beginning after December 15, 2011, which for the Company will require adoption in fiscal 2012, however early adoption is permitted. The Company does not believe the new guidance will have a significant impact on its consolidated financial statements.

(3)    Intangible Assets and Goodwill

	December 28, 2010	December 27, 2011
	(In Thousands)
Amortized intangible assets:
Gross carrying amount:
Favorable leasehold interests	$848	$848
Licensing contract rights	1,077	1,077
Other	110	198

	2,035	2,123
Accumulated amortization:
Favorable leasehold interests	(458)	(549)
Licensing contract rights	(267)	(333)
Other	(17)	(26)

	(742)	(908)

Net amortized intangible assets	$1,293	$1,215

Unamortized intangible assets:
Goodwill	$78,899	$77,687
Trade names	34,893	34,893
Liquor license permits	175	385

	$113,967	$112,965

Licensing contract rights and favorable lease rights are being amortized using the straight-line method over the estimated lives of the related contracts and agreements, which are seven to nine years for favorable leasehold interest and 17 years for licensing contract rights. Liquor licenses are transferable and carried at cost. Such licenses are reviewed for impairment on an annual basis.

The Company has estimated that annual amortization expense will amount to approximately $168 for 2012, $163 for 2013, $149 for 2014, $122 for 2015, and $86 for 2016.

Amortization expense was $190, $175 and $166 for the years ended December 29, 2009, December 28, 2010, and December 27, 2011, respectively.

During fiscal 2009, goodwill was increased by $1,583 reflecting the increase in per-share amounts paid to certain former Star shareholders in the settlement of the amounts due the shareholders (see Note 10 for additional information).

During fiscal 2010, the Company’s remaining tax deductible goodwill was fully amortized. The Company performed the annual test for impairment of goodwill and intangible assets and concluded that no impairment existed as of December 29, 2009, December 28, 2010 or December 27, 2011; accordingly, no impairment losses were recorded.

During fiscal 2011, the Company reduced goodwill by $1,212 as the result of a one-time correction to its income tax payable/receivable related to an over-accrual at the date of acquisition. See Note 6 for additional information.

(4)    Related Party Transactions

General and Administrative Expenses

General and administrative expenses include charges from LSM, which is an indirect wholly owned subsidiary of the Fund. These charges, which totaled $1,243, $1,275, and $269 for the years ended December 29, 2009, December 28, 2010 and December 27, 2011, respectively. The charges are primarily for accounting, risk management, human resources and benefits administration, legal, management information services, and other shared support services. The amounts that are included in management fees to related party in the accompanying consolidated statements of income are charged pursuant to a shared service agreement between the Company and LSM. The Company cannot estimate with reasonable certainty what the charges for similar services would have been on a stand-alone basis. However, the Company believes that the charges are indicative of what it would have incurred on a stand-alone basis.

At the date of Acquisition, the Company entered into an agreement with Hudson Advisors, L.L.C. (Hudson), an affiliate of certain entities that holds an indirect investment interest in the Company. Pursuant to the agreement, Hudson provides certain asset management and advisory services to the Company. During the years ended December 29, 2009, December 28, 2010, and December 27, 2011, the Company incurred charges for such services of $1,635, $2,070, and $3,129, respectively.

Advances Due to Affiliates

The Company had amounts payable to certain wholly owned subsidiaries of the Casual Dining Companies, which totaled approximately $45,269 at December 29, 2009. These advances were in the form of an unsecured promissory note bearing interest at 4.65%, for which the principal and interest were due December 31, 2014. During fiscal 2010, the Casual Dining Companies transferred their interest in the advances due from the Company to the Company’s Parent. In November 2010, the Company paid the advances in full from proceeds of a cash capital contribution from its Parent in the amount of $47,127. During the years ended December 29, 2009 and December 28, 2010, the Company incurred interest expense of $1,881 and $1,775, respectively, under the advances due to affiliate.

The average balance of the advances due to affiliates was approximately $44,414 and $39,124 for the years ended December 29, 2009 and December 28, 2010, respectively. Transactions during the periods presented consisted of the following items:

	December 29, 2009	December 28, 2010
	(In Thousands)
Beginning balance	$43,356	$45,269
Interest accrued on advances due to affiliates	1,881	1,775
Other	32	83
Payments	—	(47,127)

Ending balance	$45,269	$—

For cash flow presentation purposes, the Company accounts for the interest accrued on advances due to affiliates as a noncash charge to income as the accrued interest is added to the principal of the debt as payment in kind. The in-kind amounts paid in 2010 are presented as an operating activity as such amounts were settled in cash.

During 2011, the Company recorded a $795 long-term liability for former employees’ health care costs with an offset to member’s equity in the form of a $477, net of deferred tax, deemed distribution. The liability should have been recorded at the date of Acquisition (described in Note 1). Prior years’ financial statements were not restated as the impact of this issue was immaterial to previously reported results for any individual prior year and 2011.

Long-Term Incentive Equity Compensation

In April 2007, Holdings provided long-term incentives to certain of the Company’s officers through the issuance of equity incentive awards in the form of its Class C interests. In addition,

these same officers acquired Class B interests in Holdings for $525, which amount was subsequently contributed to the Company by Holdings. The Class B interests of Holdings, which were purchased at their estimated fair value, were fully vested upon issuance and have a stated return but do not participate in any increase in the value of Holdings. The Class C interests of Holdings, which represent a 7% equity participation in Holdings, vest ratably over a five-year period based on both continuing employment and the achievement of performance targets from 2007 through 2011. The Class C interests vest 7.5% annually over five years if the holder is employed on December 31 of each year. The annual compensation expense related to this 7.5% is based upon the value of Class C interests calculated at April 30, 2007, the date of grant. The remaining Class C interests vest 12.5% annually in each of the five years if performance targets of each such year are achieved by December 31 of such year; however, these interests, subject to vesting upon achievement of performance targets, are forfeited and not eligible to vest at a later date if the performance targets for such year are not achieved. These awards are being accounted for as variable awards, which are revalued at the end of each reporting period until such interests are either vested or forfeited. Those Class C interests that have not been previously forfeited become fully vested if there is a change of control in the ownership of the Company or Holdings, as set forth in the operating agreement of Holdings. During 2009, 2010, and 2011, both the 7.5% service-based and the 12.5% performance-based of Class C interests vested for those participants still employed by the Company at the end of each year.

A contemporaneous independent appraisal was conducted by an unrelated valuation specialist to value the Class B and Class C interests at the date of grant as well as for the Class C interests at December 30, 2008. This valuation used the option value method, as further discussed below, to determine the estimated fair value of the interests. The estimated fair value of the Class B interests approximated the purchase value by the officers and was vested upon issuance, and therefore, no compensation cost was recorded on the Class B interests.

The estimated fair value of the Class C interests was calculated based on the estimated market value of the Company with discounts applied that related to lack of marketability, restrictions on the transferability of the Class C interests, and the preferences of Class A and B interests. The Class C interests only have value after the Class A and B interests are paid the amount invested in Holdings plus the stated rate of return of 12% on such invested amounts. The estimated fair value of the Class C interests was calculated using the option value method based on a risk-free interest rate of 0.62%; an expected life of approximately 1.75 years; and expected volatility of 34%, at December 29, 2009, December 28, 2010 and December 27, 2011; and an estimated dividend yield of zero. The unrelated valuation specialist utilized the constant maturity treasury rate relative to the expected life for the expected risk-free interest rate, the volatility of comparable publicly traded companies for expected volatility, and the expected time between valuation date and a liquidity event for the expected life. This equity-based compensation totaled $170, $170, and $101 for the years ended December 29, 2009, December 28, 2010, and December 27, 2011, respectively. The Company has recorded this equity-based compensation as a charge to earnings in its consolidated statements of income with an affect to members’ equity in its consolidated statements of changes in member’s equity for the years ended December 29, 2009, December 28, 2010 and December 27, 2011, respectively. As of December 31, 2011, only one of the original three Class C interest holders was still employed by the Company and all interest in Class B and Class C awards were fully vested.

During 2011, the Company distributed $357 to Wagon Holdings, which was recorded as a cash distribution to parent and is reflected on the Statement of Changes in Member’s Equity. Wagon Holdings, in turn, paid a former executive of the Company $357 as consideration for his surrendering his Class B and Class C interests.

(5)    Leases

The Company leases certain facilities under noncancelable operating leases with terms expiring between 2012 and 2034. The leases have renewal options ranging from five to 20 years, which are exercisable at the Company’s option. In addition, certain leases contain escalation clauses based on a fixed percentage increase and provisions for contingent rentals based on a percentage of gross revenues, as defined. Total rental expense amounted to $7,825, $8,228, and $11,601, including contingent rentals of approximately $1,549, $1,751, and $2,682 for the years ended December 29, 2009, December 28, 2010, and December 27, 2011, respectively. In 2011, the Company determined that straight-line rent expense on certain leases was recorded inconsistently and corrected the deferred rent liability account resulting in a non-cash $430 cumulative adjustment to record additional rent expense in the first fiscal quarter of 2011 relating to prior fiscal years. The adjustment did not impact historical cash flows and will not impact the timing of future cash payments under the related leases. Prior years’ financial statements were not restated as the impact of these issues was immaterial to previously reported results for any individual prior year and 2011.

Future minimum lease payments under noncancelable operating leases include renewal option periods for certain leases when such option periods are included for purposes of calculating straight-line rents. At December 27, 2011, future minimum rentals for each of the next five years and in total are as follows:

2012	$9,389
2013	9,870
2014	10,158
2015	10,195
2016	10,185
Thereafter	108,881

Total minimum lease payments	$158,678

During 2010, the Company entered into a sale-leaseback arrangement with a private investor group. Under the arrangement, the Company sold the land and building of its Sullivan’s restaurant located in Chicago, Illinois and leased a portion of the facility back for a term of 10 years with options to renew. The sale-leaseback transaction did not provide for any continuing involvement by the Company other than a normal lease where the Company intends to use the property during the lease term. The lease was accounted for as an operating lease. The net proceeds from the transaction of approximately $3,853 were used to reduce the Company’s indebtedness under its credit facility. The Company realized a gain of approximately $743 which has been deferred and is being amortized over the life of the lease as a reduction in rent expense.

On January 24, 2011, the Company entered into a sale-leaseback arrangement with a private investor group. Under the arrangement, the Company sold the land and building of two of its Del Frisco’s restaurants located in Denver, Colorado and Ft. Worth, Texas and leased them back for a term of 15 years with options to renew. The sale-leaseback transactions do not provide for any continuing involvement by the Company other than a normal lease where the Company intends to use the property during the lease term. The leases were accounted for as operating leases. The aggregate annual lease obligation for the first year of the arrangement is approximately $1,151 with lease rental escalating every five years thereafter. The net proceeds from the transaction were approximately $13,235. Approximately $10,405 of the net proceeds were used to pay down the Company’s indebtedness under its credit facility. The Company realized a gain of approximately $8,699 which has been deferred and is being amortized over the life of the leases as a reduction in rent expense.

(6)    Income Taxes

The components of the provision for income taxes consist of the following (in thousands):

	Year Ended
	December 29, 2009	December 28, 2010	December 27, 2011
Current tax (benefit) expense:
Federal	$(1,536)	$(2,349)	$3,231
State	(848)	2,543	2,256

Total current tax (benefit) expense	(2,384)	194	5,487
Deferred tax expense (benefit):
Federal	5,250	(208)	(1,127)
State	750	(30)	(609)

Total deferred tax expense (benefit)	6,000	(238)	(1,736)

Total provision for income taxes	$3,616	$(44)	$3,751

The difference between the reported provision for income taxes and taxes determined by applying the applicable U.S. federal statutory income tax rate to income before taxes from continuing operations is reconciled as follows (dollars in thousands):

	December 29, 2009		December 28, 2010		December 27, 2011
Income tax expense at federal statutory rate	$4,772	35%	$3,079	35%	$4,493	35%
State tax expense, net	733	5%	672	8%	751	6%
FICA tip and work opportunity credits	(1,373)	(10)%	(1,496)	(17)%	(1,768)	(14)%
Nondeductible (nontaxable) insurance	(429)	(3)%	(237)	(3)%	450	3%
Other items, net	(87)	—	(2,062)	(23)%	(175)	(1)%

Provision for income taxes	$3,616	27%	$(44)	0%	$3,751	29%

In fiscal 2010, Other items, net consisted primarily of a $3,683 tax benefit for the reversal of previously reserved unrecognized tax benefits resulting from the expiration of the statute of limitations in 2010 relating to various uncertain tax positions. The impact of the reversal was partially offset by an additional provision of $1,503 related to income tax accruals provided for various newly identified uncertain tax positions.

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Significant components of deferred tax assets and liabilities are presented below (in thousands):

	December 28, 2010	December 27, 2011
Deferred tax assets:
Equity-based compensation	$326	$366
Accrued liabilities	1,903	2,197
Deferred compensation	3,036	2,848
Deferred rent liabilities	2,401	3,198
Other	2,159	2,101

Total deferred tax assets	9,825	10,710
Deferred tax liabilities:
Property and equipment	7,026	7,559
Intangible assets	15,130	13,384
Other	56	100

Total deferred tax liabilities	22,212	21,043

Net deferred tax liabilities	$(12,387)	$(10,333)

The Company accounts for unrecognized tax benefits in accordance with the provisions of FASB guidance which, among other directives, requires uncertain tax positions to be recognized only if they are more likely than not to be upheld based on their technical merits. The measurement of the uncertain tax position is based on the largest benefit amount that is more likely than not (determined on a cumulative probability basis) to be realized upon settlement.

The Company may, from time to time, be assessed interest or penalties by major tax jurisdictions, although any such assessments historically have been minimal and immaterial to the Company’s financial results. In the event the Company receives an assessment for interest and penalties, it has been classified in the consolidated financial statements as income tax expense. Generally, the Company’s federal, state, and local tax returns for years subsequent to 2007 remain open to examination by the major taxing jurisdictions to which the Company is subject.

At December 28, 2010 and December 27, 2011, the Company’s unrecognized tax benefits totaled approximately $1,691, and $1,631, respectively, related primarily to acquisitions and state tax issues. In 2010, the change in the unrecognized tax benefits, as reflected in the Other, net line of the effective tax rate reconciliation above, primarily relates to the release of exposure items due to the expiration of the statute of limitations, offset by additions for positions taken in prior years. The Company does not believe its uncertain tax positions will change materially during the next 12 months. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

	Year Ended
	December 29, 2009	December 28, 2010	December 27, 2011
Balance at beginning of year	$4,376	$4,133	$1,691
Additions resulting from current year positions	—	—	—
Additions for positions taken in prior years	—	804	—
Expiration of statute of limitations	(243)	(3,246)	(60)

Balance at end of year	$4,133	$1,691	$1,631

The Company accrues interest and penalties in its tax provision. As of December 28, 2010 and December 27, 2011, accrued interest and penalties included in the consolidated balance sheets totaled $1,874 and $2,245, respectively. The change in interest and penalties associated with the Company’s unrecognized tax benefits is included as a component of the Other, net line of the effective tax rate reconciliation.

In the fourth quarter of fiscal 2011, the Company determined that its net income tax receivable had been understated by approximately $1,505 at December 28, 2010. Of this amount, $1,212 was determined by the Company to relate to the over accrual of income tax expense in periods prior to the Acquisition (described in Note 1). The remaining $293 was determined to relate to the over accrual of income tax expense in fiscal years 2007, 2008, 2009, and 2010. The Company corrected this immaterial error in the income tax receivable/payable in the fourth quarter of 2011 resulting in a non-cash cumulative adjustment to reduce goodwill by $1,212 and reduce income tax expense by $293, which is included in Other items, net in the rate reconciliation. Prior years’ financial statements were not restated as the impact of the adjustment was immaterial to previously reported results for any individual prior year and 2011.

(7)    Long-Term Debt

In July 29 2011, the Company terminated its prior credit facility and replaced it with a new credit facility that provides for a five-year term loan of $70,000 and a five-year revolving credit facility of up to $10,000. Borrowings under the new credit facility bear interest at a rate between LIBOR plus 4.75% and LIBOR plus 5.75%, depending on the Company’s leverage ratio. Interest is payable quarterly. Principal payments are due in quarterly payments of $875 commencing September 30, 2013 with the balance due July 29, 2016. Mandatory prepayments may be required in certain circumstances as defined in the agreement. The Company is required to pay a commitment fee equal to 0.50% per annum on the available but unused revolving loan facility. The credit facility is secured by substantially all of the Company’s assets. The new credit facility contains various financial covenants, including a maximum ratio of total indebtedness to EBITDA, as defined in the credit agreement, a minimum amount of EBITDA plus corporate general and administrative expenses, a minimum ratio of EBITDA plus certain non-recurring items to fixed charges (including consolidated capital expenses) and a minimum level of liquidity, as defined in the credit agreement. The new credit facility also contains covenants restricting certain corporate actions, including asset dispositions, acquisitions, the payment of dividends, changes of control, the incurrence of indebtedness and providing financing or other transactions with affiliates. The Company was in compliance with all of the debt covenants as of December 27, 2011. Future maturities of long-term debt under the new credit facility, exclusive of interest, are as follows:

2012	$—
2013	875
2014	3,500
2015	3,500
2016	62,125

Total	70,000
Less current portion	—

$70,000

As of December 27, 2011, the outstanding balances on the Company’s term loan and its revolving loan were $70,000 and $0, respectively, at a weighted-average interest rate of 6.75%. Under the revolving loan commitment, the Company had approximately $10,000 of borrowings available under its revolving credit facility.

The Company entered into its prior credit facility on July 9, 2007 with a bank syndicate that provided for term loans of $110,000 and up to an aggregate of $20,000 in revolving commitments, which could be used as lines of credit or letters of credit. Principal was payable in quarterly installments of $275 beginning September 4, 2007, with a final balloon payment of $102,600 due in July 2014. In addition, the Company was required to make additional principal payments of up to 75% of excess cash flows, as defined in the credit facility agreement. Interest was payable either monthly or quarterly at a rate that was determinable by the Company to equal either (i) a base rate, equal to the greater of the prime rate in effect on such day, or the federal funds effective rate in effect on such day plus 0.5%, plus an additional 1.5% or 1.75% depending on senior debt rating of the Company, or (ii) a Eurodollar rate, equal to LIBOR plus 2.5% or 2.75% depending on the senior debt rating of the Company.

On October 5, 2009, the Company amended its July 9, 2007 credit facility with a bank syndicate. The amended facility provided for term loans of $106,025 and up to an aggregate of $16,000 in revolving commitments, which could be used as lines of credit or letters of credit. In connection with the amendment, the Company was required to make an additional $1,500 principal payment in October 2009. Principal was payable in quarterly installments of $750 beginning December 29, 2009, with a final balloon payment due in July 2014. In addition, the Company was required to make additional principal payments of up to 100% of excess cash flows, as defined in the amended credit facility agreement, until the outstanding combined principal balance is less than or equal to $75,000, at which time the Company was required to make additional principal payments of up to 80% of excess cash flows. The additional principal payment required for 2009 pursuant to the excess cash flow calculation was $6,000 and was paid in March 2010. There were no additional principal payments required for 2010 due to voluntary principal payments made during 2010. Amounts available under the revolving commitments were permanently reduced in consecutive quarterly installments of $250, commencing March 23, 2010. The amendment also increased the interest rates payable by the Company. Interest was payable at a rate that is determinable by the Company to equal either (i) a Base Rate, or (ii) a Eurodollar Rate as defined in the agreement, plus an additional 5.5% to 8.0% depending on the senior debt rating of the Company and the outstanding combined principal balance of the loans (9.25% at December 28, 2010). In addition, the Company was required to pay a commitment fee equal to 0.75% per annum on the available but unused revolving loan facility. The amendment reduced the existing financial covenant requirements to three, including an interest coverage ratio, an adjusted debt leverage ratio and a minimum EBITDAR requirement. The amendment also placed additional limitations on the amount of new restaurant capital expenditures the Company can invest.

As of December 28, 2010, the outstanding balances on the Company’s term loan and its revolving loan were $78,922 and $0, respectively, at a weighted-average interest rate of 9.25%. The credit facility was secured by substantially all of the assets of the Company. The note required mandatory prepayments equal to the receipt of any proceeds from the disposition of any secured assets or any insurance proceeds obtained from a covered loss of secured assets for which proceeds are not used to replace or repair such asset. The Company was required to maintain certain financial covenants as described above. In addition, among other things, the Company was prohibited from paying dividends, incurring additional indebtedness, disposing of assets, or consummating mergers or acquisitions without the prior consent of the bank syndicate. The Company was in compliance with all debt covenants at December 28, 2010.

(8)    Retirement Plans

The Company provides two retirement benefit plans to participants. The salary-reduction plans are provided through a qualified 401(k) plan and a nonqualified deferred compensation plan (the Plans). Under the Plans, employees who meet minimum service requirements and elect to participate may make contributions of up to 15% of their annual salaries under the 401(k) plan and up to 80% under the deferred-compensation plan. The Company may make additional contributions at the discretion of the Board of Directors. Expenses related to the Plans for the years ended, December 29, 2009, December 28, 2010 and December 27, 2011, totaled $1,061, $911 and $1,009, respectively.

(9)    Derivative Financial Instruments

The Company enters into derivative instruments for risk management purposes only. The Company uses interest rate-related derivative instruments to manage its exposure to fluctuations in interest rates. By using these instruments, the Company exposes itself, from time to time, to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Company, which creates credit risk for the Company. The Company minimizes the credit risk by entering into transactions with high-quality counterparties whose credit rating is evaluated on a regular basis. The Company’s counterparty in the interest rate collar and interest rate swap was Barclays Bank PLC. Market risk is the adverse effect on the value of a financial instrument that results from changing interest rates. The Company minimizes market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be taken.

On September 27, 2007, the Company entered into a three-year interest rate collar to hedge the variability of future interest payments on borrowings of approximately $64,725 of the Company’s outstanding long-term debt. The interest rate collar consisted of a combination of a purchased cap option with a three-month LIBOR cap rate of 5.75% and a sold floor option with a three-month LIBOR floor rate of 3.23%. This derivative was not accounted for as a hedge under the hedge accounting guidance. Accordingly, this derivative was marked-to-market, and gains and losses were recognized in interest expense. The change in fair value of this interest rate collar during 2009, and 2010 resulted in a reduction of interest expense totaling $950, and $976, respectively. The derivative transaction expired in July 2010.

On February 17, 2008, the Company entered into an interest rate swap agreement to limit the variability of its interest payments on $25,000 of its outstanding long-term debt. Under the terms of the swap, the Company pays a fixed rate of 3.1% on the $25,000 notional amount and receives payments from the counterparty based on the three-month LIBOR rate for a term ending July 9, 2010. For the year ending December 30, 2008, and for the period through October 4, 2009, this interest rate swap was accounted for as a cash flow hedge, and, accordingly, all changes in the fair value of the interest rate swap deemed highly effective in offsetting the variability in interest payments on the long-term debt attributable to fluctuations in three-month LIBOR rates were recorded in other comprehensive income on the balance sheet. On October 5, 2009, the Company determined that there was no longer a high correlation between the change in fair value of this derivative instrument and the underlying interest expense, due to the credit facility amendment placing a floor of 2.5% on the Eurodollar rate, as defined in the agreement, which equates to the three-month LIBOR rate. Therefore, as of October 5, 2009, the Company de-designated the hedge and, accordingly, commenced to amortize the unrealized deferred loss over the remaining life of the contract from other comprehensive income, net of tax. The accumulated deferred loss at December 29, 2009 was $220, net of tax and $0 at December 28, 2010. The change in the accumulated deferred loss is recorded through the consolidated income statements as interest expense.

At December 29, 2009, the fair value of these derivatives resulted in a liability of approximately $1,344, which is included in other current liabilities in the accompanying consolidated balance sheets. All of the Company’s derivative instruments expired during 2010 and the Company did not have any derivative instruments outstanding at December 28, 2010.

(10)    Litigation

On September 8, 2006, in connection with the Acquisition, a class action lawsuit was filed in Sedgwick County District Court by Superior Partners against Star, the individual members of the Board of Directors of Star, its former Chief Executive Officer, and the Fund. The complaint alleged that the Directors breached their duty of care, loyalty, and disclosure when negotiating the sale of the Company. On November 17, 2006, another class action lawsuit was filed in Sedgwick County District Court by Leo Kwalik against Star, the individual members of the Board of Directors of Star, and the Fund. The complaint contained similar allegations as the Superior Partners lawsuit. In March 2007, both cases were consolidated into one lawsuit. On May 13, 2009, the Company and the plaintiffs negotiated a settlement that dismissed this class action lawsuit. The resulting uninsured loss was not significant to the accompanying consolidated financial statements.

In connection with the Acquisition, on February 7, 2007, certain shareholders of Star exercised their dissenters’ rights and chose not to accept the $27.35 per share transaction consideration and filed a petition to have their respective shares of stock appraised at fair value pursuant to Delaware law. Initially the Company recorded a liability equal to the purchase price per share of $27.35 or an aggregate of $32,793, including estimated legal defense costs at the date of Acquisition. This liability was reduced by $372 and $1,495 during fiscal 2007 and 2008, respectively, as a result of certain shareholders that subsequently accepted the $27.35 per share price and accordingly, were paid by the Company. The recorded liability at December 30, 2008 was $30,926. During fiscal 2009, the Company settled its outstanding litigation with the remaining dissenting shareholders for an aggregate consideration of $32,509. Pursuant to the Company’s credit facility entered into on July 9, 2007, any cash payments made by the Company in settlement of the amounts due dissenting shareholders were required to be reimbursed by Holdings as an equity contribution. In connection with the settlement, the Company paid $19,800 in cash and received a cash equity contribution from Holdings for $19,800. In addition, Holdings assumed the remaining obligation in the amount of $12,709 due to the dissenting shareholders. The assumption of the indebtedness is reflected as an increase in member’s equity in the accompanying consolidated financial statements. As a result of the settlement, the Company increased its carrying value of goodwill by $1,583 to reflect the increase in the per share amount paid in the settlement. Further, the Company reversed certain interest expense accrued prior to the settlement, resulting in a reduction to interest expense of $1,180.

The Company is involved, from time to time, in litigation arising in the ordinary course of business. The Company believes the outcome of such matters will not have a material adverse effect on its consolidated financial position or results of operations.

(11)    Member’s Equity

In November 2010, the Company received a cash equity contribution from its Parent in the amount of $47,127. The proceeds from the equity contribution were used to retire in full certain advances due affiliate (see Note 4 for additional information).

(12)    Commitments and Contingencies

Prior to the Acquisition, the Company guaranteed certain lease payments of Star’s subsidiaries in connection with the leasing of real estate for restaurant locations. As of December 27, 2011, the Company was responsible as guarantor for five of the leases of its affiliates. The leases expire at various times through 2016. These guarantees will require payment by the Company only in an event of default by the affiliate where it is unable to make the required lease payments. During 2010 and 2011, the Company incurred expenses of $280 and $130 in connection with certain of these guarantees in return for releases from such guarantees which are included in other expenses. Management believes that any future payments required under these guarantees will not be significant. At December 27, 2011 the maximum potential amount of future payments the Company could be required to make as a result of the guarantee was $2,549.

At December 27, 2011, the Company had outstanding letters of credit of $976, which were collateralized by restricted cash. The letters of credit typically act as guarantee of payment to certain third parties in accordance with specified terms and conditions.

(13)    Fair Value Measurement

Under generally accepted accounting principles, the Company is required to measure certain assets and liabilities at fair value, or to disclose the fair value of certain assets and liabilities recorded at cost. Pursuant to these fair value measurement and disclosure requirements, fair value is defined as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value is calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity. In addition, the fair value of liabilities includes consideration of non-performance risk, including the Company’s own credit risk. Each fair value measurement is reported in one of the following three levels:

•	Level 1—valuation inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

•

Level 2—valuation inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•

Level 3—valuation inputs are unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

The following tables present our financial assets and liabilities measured at fair value on a recurring basis at December 28, 2010 and December 27, 2011 (in thousands):

	December 28, 2010
	Fair Value	Level 1	Level 2
Assets:
Deferred compensation plan investments	$6,583	$–	$6,583

Total assets	$6,583	$–	$6,583

Liabilities:
Deferred compensation plan liabilities	$7,590	$–	$7,590

Total liabilities	$7,590	$–	$7,590

	December 27, 2011
	Fair Value	Level 1	Level 2
Assets:
Deferred compensation plan investments	$6,159	$–	$6,159

Total assets	$6,159	$–	$6,159

Liabilities:
Deferred compensation plan liabilities	$7,841	$–	$7,841

Total liabilities	$7,841	$–	$7,841

There were no transfers among levels within the fair value hierarchy during the years ended December 28, 2010 or December 27, 2011.

The Company has no derivative instruments at December 28, 2010 or December 27, 2011.

At December 28, 2010, the Company does not have any nonfinancial assets or liabilities that have been measured at fair value on a recurring basis.

The following table presents our non-financial assets measured at fair value on a non- recurring basis at December 27, 2011 (in thousands):

	December 27, 2011
	Fair Value	Level 1	Level 2
Assets:
Long-lived assets held and used	$1,850	$—	$1,850

Total assets	$1,850	$—	$1,850

During fiscal 2011, the Company determined that the carrying amount of one of its Sullivan’s restaurants is most likely not recoverable. Therefore, the Company recorded a non-cash impairment charge of $1,400, which represents the difference between the carrying value of the restaurant assets and their estimated fair value, which was based on an estimated sales price.

(14)    Subsequent Events

On February 1, 2012, the Company entered into an agreement to terminate a license agreement with the licensee operating a Del Frisco’s in Orlando, Florida effective June 1, 2013. The original licensing agreement has been amortized over the expected term of the agreement, and has a remaining book value of $744 as of December 27, 2011. Under the agreement, in exchange for the Company surrendering its right to receive licensing fees from January 1, 2012 through June 1, 2013 and making a one-time $25 payment to the licensee, the Company will have the rights to open and operate any of its restaurants in the three counties that make up the Orlando GMA no earlier than January 1, 2015. We expect to account for this as an exchange of non-monetary assets, for which we have concluded that the fair value of the asset surrendered approximates its book value and therefore no gain or loss will be recorded on the exchange.

(15)    Other (Unaudited)

Initial Public Offering and Unaudited Pro Forma Information, Including Income Per Share

In January 2012, the Company filed a registration statement with the Securities and Exchange Commission (SEC) that would permit the sale of shares of the Company’s stock in a proposed initial public offering (IPO). Prior to the effective date of the IPO, the Company will convert from a limited liability company into a Delaware corporation. Additionally, shares of the newly formed corporation will be issued to the existing holders of units in the Company. Upon the successful completion of the anticipated IPO, the Fund will continue to beneficially own a majority of the Company’s outstanding shares and accordingly, will continue to control the Company.

In connection with the IPO, the Company intends to adopt a long-term equity incentive plan to promote the Company’s interests by providing eligible persons with the opportunity to share in the appreciation of the Company’s stock. The plan will allow the Board of Directors to grant stock options, restricted stock, restricted stock units, deferred stock units and other equity-based awards to employees, officers, non-employee directors and other service providers. The plan will also provide that the exercise price for any option granted under the plan, including options granted at the time of the pricing of the IPO, may not be less than the fair value of the stock subject to the option on the date of grant other than in limited circumstances in the context of a substitute or replacement grant made in connection with a merger or other acquisition. The Company intends to grant options to its officers and certain director nominees under this plan at the time of the pricing of the IPO with an exercise price equal to the initial public offering price.

The unaudited pro forma balance sheet at December 27, 2011 reflects the corporate reorganization of Del Frisco’s Restaurant Group, LLC into a Delaware corporation. All amounts attributable to member’s equity and undistributed earnings were reclassified as paid-in-capital in the pro forma balance sheet.

There is no impact to the financial statements as a result of converting from a limited liability company to a corporation, because the historical financial statements of the Company have included a provision for income taxes and related deferred income taxes. Unaudited pro forma basic and diluted income per share will be computed by dividing net income for each period by the shares of common stock to be issued upon the corporate reorganization. Such shares will be assumed to be outstanding for all periods presented. There will be no potentially dilutive securities.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

Until                     , 2012 (the 25th day after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

Del Frisco’s Restaurant Group, Inc. Shares Common Stock Deutsche Bank Securities Piper Jaffray Prospectus , 2012

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.     Other Expenses of Issuance and Distribution

The following table shows the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale and distribution of the securities being registered. Except as otherwise noted, we will pay all of these amounts. All amounts except the SEC registration fee,                      listing fee and the FINRA fee are estimated.

Type	Amount
SEC registration fee		$11,460
FINRA filing fee		10,500
Listing fee		*
Legal fees and expenses		*
Accounting fees and expenses		*
Printing and engraving expenses		*
Transfer agent and registrar fees		*
Miscellaneous expenses		*

Total	$	*

*	To be provided by amendment.

Item 14.     Indemnification of Directors and Officers

Our current amended and restated limited liability company agreement provides that each member, the managing member, officer or a director, officer, member, manager, trustee, partner or stockholder of a member and other persons acting in good faith on behalf of our company is entitled to be indemnified, defended and held harmless by us to the full extent permitted by the Delaware Limited Liability Company Act for liabilities and expenses arising from proceedings that relate to the operations of the company or any subsidiary in which an indemnitee may be involved or is threatened to be involved as a party or otherwise unless it is established that the act or omission of the indemnitee was committed in bad faith or was the result of active and deliberate dishonesty, willful misconduct or gross negligence, the indemnitee actually received an improper personal benefit or the indemnitee had reasonable cause to believe that the act or omission was unlawful.

Upon our conversion and reorganization, Del Frisco’s Restaurant Group, Inc. will be a corporation organized under the laws of the State of Delaware. Section 145(a) of the Delaware General Corporation Law, or DGCL, authorizes a corporation to indemnify any person who was or is a party, or is threatened to be made a party, to a threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Section 145(b) of the DGCL provides in relevant part that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

The DGCL also provides that indemnification under Section 145(d) can only be made upon a determination that indemnification of the present or former director, officer or employee or agent is proper in the circumstances because such person has met the applicable standard of conduct set forth in Section 145(a) and (b). Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of directors who are not a party to the action at issue (even though less than a quorum), or (2) by a majority vote of a designated committee of these directors (even though less than a quorum), or (3) if there are no such directors, or these directors authorize, by the written opinion of independent legal counsel, or (4) by the stockholders.

Section 145(g) of the DGCL also empowers a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under Section 145 of the DGCL.

Section 102(b)(7) of the DGCL permits a corporation to provide for eliminating or limiting the personal liability of one of its directors for any monetary damages related to a breach of fiduciary duty as a director, as long as the corporation does not eliminate or limit the liability of a director for acts or omissions which (1) were in bad faith, (2) were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, (3) the director derived an improper personal benefit from (such as a financial profit or other advantage to which such director was not legally entitled) or (4) breached the director’s duty of loyalty.

We will be party to indemnification agreements with each of our officers and directors that will provide, in general, that we will indemnify them to the fullest extent permitted by law in connection with their service to us or on our behalf.

The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification of our directors and officers by the underwriters against certain liabilities.

Item 15.     Recent Sales of Unregistered Securities

We have not issued any securities that were not registered under the Securities Act since April 16, 2009.

Item 16.     Exhibits and Financial Statement Schedules

(a)	Exhibit Index

See the Exhibit Index following the signature page.

(b)	Financial Statement Schedule

None. Financial statement schedules have been omitted because the information is included in our consolidated financial statements included elsewhere in this Registration Statement.

Item 17.     Undertakings

(a) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(i) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Southlake, State of Texas, on April 16, 2012.

Del Frisco’s Restaurant Group, LLC

By:	/s/ Thomas J. Pennison, Jr.
Name:	Thomas J. Pennison, Jr.
Title:	Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, the following persons have signed this Registration Statement in the capacities and on the date indicated.

* Mark S. Mednansky	Chief Executive Officer (Principal Executive Officer)	April 16, 2012

* Thomas J. Pennison, Jr.	Chief Financial Officer (Principal Financial and Accounting Officer)	April 16, 2012

* Jennifer R. Lamprecht	Director	April 16, 2012

*By:	/s/ Thomas J. Pennison, Jr.
Thomas J. Pennison, Jr. Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description

1.1*	Form of Underwriting Agreement.

3.1*	Form of Certificate of Incorporation of the Registrant to be adopted.

3.2*	Form of Bylaws of the Registrant to be adopted.

4.1*	Form of Certificate of Common Stock of the Registrant.

4.2*	Form of Registration Rights Agreement, dated , between Del Frisco’s Restaurant Group, Inc. and LSF5 Wagon Holdings, LLC.

4.3**	Form of Registration Rights Agreement to be entered into between Del Frisco’s Restaurant Group, Inc. and each petitioner in the dissenting shareholder litigation relating to the Acquisition.

5.1*	Opinion of Gibson, Dunn & Crutcher LLP.

10.1**	Credit and Guaranty Agreement, dated as of July 29, 2011, by and among Center Cut Hospitality, Inc., Del Frisco’s Restaurant Group, LLC, certain subsidiaries of Center Cut Hospitality, Inc., as guarantors, the lenders party thereto from time to time, and Goldman Sachs Bank USA, as administrative agent, collateral agent, and lead arranger.

10.2**	First Amendment to Credit and Guaranty Agreement, dated as of August 24, 2011, by and among Center Cut Hospitality, Inc., Del Frisco’s Restaurant Group, LLC, the other Credit Parties party thereto, Goldman Sachs Bank USA, as administrative agent, and the Lenders party thereto.

10.3*	Form of Indemnification Agreement for officers and directors.

10.4**#	Del Frisco’s Restaurant Group Nonqualified Deferred Compensation Plan, effective as Amended and Restated December 1, 2007.

10.5**#	First Amendment to Del Frisco’s Restaurant Group Nonqualified Deferred Compensation Plan, dated as of December 31, 2009.

10.6**#	Executive Employment Agreement, dated February 7, 2011, by and between Mark Mednansky and Center Cut Hospitality, Inc.

10.7**#	Letter Agreement, dated February 14, 2011, by and between Mark Mednansky and LSF5 Wagon Holdings, LLC.

10.8**#	Letter Agreement, dated October 21, 2011, by and between LSF5 Wagon Holdings, LLC, Del Frisco’s Restaurant Group, LLC and Mark Mednansky.

10.9**#	Executive Employment Agreement, dated October 17, 2011, by and between Thomas J. Pennison, Jr. and Center Cut Hospitality, Inc.

10.10**#	Letter Agreement, dated October 17, 2011, by and between Thomas J. Pennison, Jr. and LSF5 Wagon Holdings, LLC and Del Frisco’s Restaurant Group, LLC.

10.11**#	Non-Competition, Confidentiality, and Non-Solicitation Agreement, dated July 13, 1999, by and between Lone Star Steakhouse & Saloon, Inc. and Thomas George Dritsas.

10.12**#	Amended and Restated Employment Agreement, dated June 10, 2010, by and between Sullivan’s of North Carolina, Inc. and Thomas Dritsas.

Exhibit No.	Description

10.13**#	Employment Agreement, effective January 4, 2012, between Thomas Dritsas and Del Frisco’s Restaurant Group, LLC

10.14**#	Non-Competition, Confidentiality, and Non-Solicitation Agreement, dated April 16, 2008, by and between Del Frisco’s Restaurant Group, LLC and William Martens.

10.15**#	Subscription Agreement, dated April 30, 2007, by and between Mark Mednansky and LSF5 Wagon Holdings, LLC.

10.16**#	Subscription Agreement, dated April 30, 2007, by and between Jon Howie and LSF5 Wagon Holdings, LLC.

10.17**#	Executive Employment Agreement, dated February 7, 2011, by and between Jon Howie and Center Cut Hospitality, Inc.

10.18**#	Letter Agreement, dated February 7, 2011, by and between LSF5 Wagon Holdings, LLC, Del Frisco’s Restaurant Group, LLC and Jon Howie.

10.19**#	Letter Agreement, dated February 14, 2011, by and between Jon Howie and LSF5 Wagon Holdings, LLC.

10.20**#	Separation Agreement and Release, dated May 26, 2011, by and between Jon Howie and Center Cut Hospitality, Inc.

10.21**#	Equity Surrender and Release Agreement, dated May 26, 2011, by and between Jon Howie and LSF5 COI Holdings, LLC.

10.22**#	Offer Letter, dated May 11, 2010, by and between Edie Ames and Del Frisco’s Restaurant Group, LLC.

10.23**#	Executive Employment Agreement, dated February 7, 2011, by and between Edie Ames and Center Cut Hospitality, Inc.

10.24**#	Letter Agreement, dated February 7, 2011, by and between LSF5 Wagon Holdings, LLC, Del Frisco’s Restaurant Group, LLC and Edie Ames.

10.25*#	Del Frisco’s Restaurant Group 2012 Long-Term Incentive Plan.

10.26#	Employment Agreement, effective January 25, 2012, between William S. Martens, III and Center Cut Hospitality, Inc.

10.27#	Employment Agreement, effective January 4, 2012, between Thomas G. Dritsas and Center Cut Hospitality, Inc.

10.28	Asset Advisory Agreement, dated December 13, 2006, by and between Hudson Advisors, L.L.C. and Lone Star Steakhouse & Saloon, Inc.

21.1**	List of Subsidiaries of the Registrant.

23.1	Consent of Ernst & Young LLP.

23.2*	Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 5.1).

24.1**	Powers of Attorney.

99.1**	Consent to be named of Mark S. Mednansky.

99.2**	Consent to be named of Samuel D. Loughlin.

99.3**	Consent to be named of Norman J. Abdallah.

99.4**	Consent to be named of David B. Barr.

99.5**	Consent to be named of Jodi L. Cason.

Exhibit No.	Description

99.6**	Consent to be named of Richard L. Davis.

99.7**	Consent to be named of Melissa S. Hubbell.

99.8**	Consent to be named of Leigh P. Rea.

*	To be filed by amendment.
**	Previously Filed.
#	Denotes management compensatory plan or arrangement.